UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2023

Cascadia Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40762	86-2105250
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 2nd Avenue, Suite 1200

Seattle, Washington 98104

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (206) 436-2550

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one Redeemable Warrant	CCAIU	The Nasdaq Stock Market LLC
Shares of Class A common stock	CCAI	The Nasdaq Stock Market LLC
Redeemable Warrants	CCAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On February 5, 2023, Cascadia Acquisition Corp., a Delaware corporation (“Cascadia”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Cascadia, CAC MergerSub, Inc., a Washington corporation (“Merger Sub”), and RealWear, Inc., a Washington corporation (“RealWear”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into RealWear, with RealWear surviving as a wholly-owned subsidiary of Cascadia (the “Merger”). The Merger and the other transactions contemplated by the Business Combination Agreement are referred to hereinafter as the “Business Combination.”

The Business Combination Agreement and the Business Combination were approved by the boards of directors of each of Cascadia and RealWear. The Business Combination is expected to close in the second half of 2023, following the receipt of the required approvals by the stockholders of Cascadia and shareholders of RealWear and the fulfillment of regulatory requirements and other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement: (i) immediately prior to the closing of the Merger (the “Closing”), the outstanding shares of each class of RealWear’s preferred stock will be converted into shares of common stock of RealWear; and (ii) at the Closing, (A) outstanding shares of common stock of RealWear (other than treasury shares and any Company Dissenting Shares (as defined in the Business Combination Agreement)), will be automatically converted into the right to receive shares of common stock of Cascadia (“Cascadia Shares”), (B) each of RealWear’s outstanding options will be converted into an option to purchase Cascadia Shares having substantially similar terms and conditions as such outstanding RealWear option, and (C) each of RealWear’s outstanding warrants will be converted into a warrant to acquire Cascadia Shares having substantially similar terms and conditions as such outstanding RealWear warrant, and in each case on the terms and subject to the conditions set forth in the Business Combination Agreement.

At Closing, Cascadia will issue and deposit 4,170,000 additional Cascadia Shares (the “Earn Out Shares”) in escrow. Eligible equityholders of RealWear will be entitled to receive the Earn Out Shares as follows: (i) one fifth of the Earn Out Shares will be distributed to eligible equityholders when the volume weighted average price of a Cascadia Share (“VWAP”) equals or exceeds $12.00 over any 20 trading days within any 30 consecutive trading day period during the five year period following the Closing (the “Earn Out Period”), (ii) one fifth of the Earn Out Shares will be distributed to eligible equityholders when the VWAP equals or exceeds $14.00 over any 20 trading days within any 30 consecutive trading day period during the Earn Out Period, (iii) one fifth of the Earn Out Shares will be distributed to eligible equityholders when the VWAP equals or exceeds $16.00 over any 20 trading days within any 30 consecutive trading day period during the Earn Out Period, (iv) one fifth of the Earn Out Shares will be distributed to eligible equityholders when the VWAP equals or exceeds $18.00 over any 20 trading days within any 30 consecutive trading day period during the Earn Out Period, and (v) one fifth of the Earn Out Shares will be distributed to eligible equityholders when the VWAP equals or exceeds $20.00 over any 20 trading days within any 30 consecutive trading day period during the Earn Out Period. Each Earn Out Share shall be registered in the name of the escrow agent and voted by the escrow agent in accordance with the recommendations of the board of directors of Cascadia, in each case, until vested in accordance with the terms of the Business Combination Agreement. No dividends shall be paid or accrue with respect to Earn Out Shares held within the escrow account. Any Earn Out Shares remaining in escrow following the expiration of the Earn Out Period will be distributed to Cascadia and promptly cancelled.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties to the agreement that are customary for transactions of this type, including, among others, providing for, (i) the parties to conduct their respective businesses in the ordinary course in all material respects through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions,

(iii) Cascadia to approve and adopt an incentive equity plan and employee stock purchase plan, in forms to be mutually agreed upon between Cascadia and RealWear, (iv) the parties to prepare, and Cascadia to file, a registration statement on Form S-4 (which will include a proxy statement for holders of Cascadia Shares) (the “Registration Statement”) relating to the Business Combination, and take certain other actions to obtain the requisite approval of Cascadia stockholders of certain proposals regarding the Business Combination and (iv) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.. The parties have also agreed to take all action as may be necessary or reasonably appropriate such that, as of the Closing, the Cascadia board of directors will consist of seven directors, which will include one director designated by Cascadia and the remainder determined by RealWear, divided into three classes as nearly equal in number as possible, and otherwise meeting the independence and committee requirements of the Nasdaq rules.

Conditions to Each Party’s Obligations

The obligation of Cascadia and RealWear to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period or the obtaining of any consent or approval, in each case as required under applicable antitrust laws, (ii) the absence of any order, law or other legal restraint or prohibition entered, issued, enacted or promulgated by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the Business Combination, (iii) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering the Cascadia Shares to be issued in the Merger, (iv) the required approvals of Cascadia’s stockholders, (v) the required approvals of RealWear’s shareholders, (iv) the conditional approval by Nasdaq of Cascadia’s listing application in connection with the Business Combination, and (v) Cascadia having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the Closing. In addition to certain other customary closing conditions, (y) Cascadia’s obligation to consummate the Business Combination is also conditioned upon Cascadia’s receipt of lock-up agreements executed by the holders of an aggregate of 90% or more of RealWear’s outstanding common stock as of immediately prior to the Closing and (z) RealWear’s obligation to consummate the Business Combination is also conditioned upon the sum of the aggregate cash proceeds available for release to Cascadia or Merger Sub (the “Cascadia Parties”) from its trust account as of immediately prior to the Closing (after reduction for amounts payable to Cascadia stockholders with respect to valid redemptions of Cascadia Shares and payment of all unpaid transaction expenses of Cascadia and RealWear) plus the aggregate cash proceeds actually received in respect of applicable financing transactions (whether on or prior to the date of the Closing) equaling or exceeding $20,000,000.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of Cascadia and RealWear, (ii) by Cascadia if the representations and warranties of RealWear are not true and correct or if RealWear fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by RealWear if the representations and warranties of the Cascadia Parties are not true and correct or if any Cascadia Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Cascadia or RealWear if the Business Combination is not consummated by 11:59 P.M. (Pacific time) on August 31, 2023, (v) by either Cascadia or RealWear, if any governmental entity of competent jurisdiction shall have entered, issued, enacted or promulgated an order permanently enjoining or prohibiting or making illegal the consummation of the Merger and such order, law or other legal restraint has become final and nonappealable, (vi) by either Cascadia or RealWear if certain required approvals are not obtained from Cascadia stockholders after the conclusion of a meeting of Cascadia’s stockholders held for such purpose at which such stockholders voted on such approvals, (vii) by Cascadia if RealWear has not delivered to Cascadia a written consent of the RealWear shareholders approving the Business Combination and the transactions contemplated thereby (including the Merger) within two business days of the Registration Statement being declared effective under the Securities Act, and (viii) by RealWear if there has been a Cascadia Change in Recommendation (as defined in the Business Combination Agreement). In addition, the Business Combination Agreement may be terminated (i) by RealWear if, as of April 6, 2023, (a) the aggregate value of shares of Class A common stock, par value $0.0001 per share, of Cascadia (“Cascadia Class A Shares”) (based on a per-share value of each Cascadia Class A Share equal to the pro rata portion of Cascadia’s trust account as of such date) that are subject to valid and binding agreements between Cascadia and the holders of such Cascadia Class A Shares pursuant to which such holders have agreed to not redeem such Cascadia Class A Shares in connection with the consummation of the Business Combination plus (b) the aggregate purchase price committed to be paid on or prior to the date of the Closing by third-party investors pursuant to executed definitive agreements between Cascadia and such investors in respect of such financing transactions, does not equal or exceed $25,000,000; provided that such right to terminate the Business Combination Agreement must be exercised on or before April 13, 2023, and (ii) by Cascadia if RealWear has not delivered to Cascadia the Closing Company Audited Financial Statements (as defined in the Business Combination Agreement) by March 31, 2023.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of willful breach or fraud and for customary obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Cascadia, RealWear, Cascadia Acquisition Sponsor LLC (the “Sponsor”) and Cascadia’s independent directors entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the independent directors (collectively, the “Support Parties”) agreed to, among other things, (i) a lock-up on the transfer, subject to exceptions for specified permitted transfers, of the applicable Support Party’s shares of common stock of Cascadia and private placement warrants, if any, until the earlier of the Closing, the termination of the Business Combination Agreement or Cascadia’s liquidation, and (ii) vote in favor of each of the transaction proposals to be voted upon at the meeting of Cascadia’s stockholders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); provided that if the board of directors of Cascadia effects a Cascadia Change in Recommendation (as defined in the Business Combination Agreement), such voting obligations of the Support Parties will automatically be modified to require the Support Parties to vote in the same proportion to the votes cast by the holders of Cascadia Class A Shares.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain shareholders of RealWear entered into Transaction Support Agreements with Cascadia (collectively, the “Transaction Support Agreements”), pursuant to which such parties have agreed to, among other things, support and vote in favor of (or deliver a written consent approving) the Business Combination Agreement (including the Merger) on the terms specified therein.

A copy of the form of Transaction Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Transaction Support Agreements is qualified in its entirety by reference thereto.

Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Cascadia, the Sponsor, the directors and officers of Cascadia, Cascadia’s anchor investors and shareholders of RealWear entered into a lock-up agreement (the “ Lock-Up Agreement”), pursuant to which, among other things, such holders agreed not to effect any transfer of shares of common stock of Cascadia for a period of 180 days following the closing of the Business Combination, in each case subject to, and conditioned upon and effective as of, the effective time of the Business Combination. The restrictions on transfers of Cascadia common stock set forth in the Lock-Up Agreement supersede similar restrictions set forth in (i) that certain Letter Agreement, dated August 25, 2021, by and among Cascadia, the Sponsor, and each of Cascadia’s officers and directors and (ii) those certain investment agreements, dated as of August 5, 2021, by and between Cascadia, the Sponsor, and each of Cascadia’s anchor investors.

A copy of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreements is qualified in its entirety by reference thereto.

Important Information and Where to Find It

A full description of the terms of the proposed transaction will be provided in a registration statement on Form S-4 to be filed by Cascadia with the Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to Cascadia’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Cascadia to vote on the Business Combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Cascadia and RealWear urge their investors, stockholders, shareholders and other interested persons to read, when available, the proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Cascadia, RealWear and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Cascadia as of a record date to be established for voting on the proposed Business Combination. Once available, stockholders of Cascadia will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Cascadia and RealWear and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be considered participants in the solicitation of proxies of Cascadia’s stockholders with respect to the potential transaction described in this Current Report on Form 8-K. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of Cascadia’s stockholders in connection with the potential transaction will be set forth in Cascadia’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus when it is filed with the SEC. Such stockholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy the securities of Cascadia or RealWear, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Cascadia and RealWear, the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of Cascadia and RealWear following the Business Combination, including future opportunities for Cascadia and RealWear, and other statements that are not historical facts. These statements are based on the current expectations of Cascadia’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Cascadia and RealWear. These statements are subject to a number of risks and uncertainties regarding Cascadia’s and RealWear’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, including the ability to obtain a specified level of financing within the timeframe set forth in the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Cascadia or shareholders of RealWear for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Cascadia and RealWear; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of RealWear to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Cascadia’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; the acceptance of micro-display-based personal or near-eye displays in the market of mobile displays; the advancement in technology by other companies, including micro-displays, mobile computing electronics and operating systems; the issuance of patents from RealWear’s currently pending or future patent applications; the sufficiency in scope and strength of RealWear’s existing or future patents; the access of RealWear to third-party platforms or technologies on terms acceptable to it; and those factors discussed in Cascadia’s most recent Annual Report on Form 10-K and other filings with the SEC. There may be additional risks that Cascadia presently does not know or that Cascadia currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Cascadia’s expectations, plans or forecasts of future events and views as of the date of this communication. Cascadia anticipates that subsequent events and developments will cause Cascadia’s assessments to change. However, while Cascadia may elect to update these forward-looking statements at some point in the future, Cascadia specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Cascadia’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of February 5, 2023, by and among Cascadia Acquisition Corp., CAC MergerSub, Inc., and RealWear, Inc.

10.1	Sponsor Letter Agreement

10.2	Form of Transaction Support Agreement

10.3	Form of Lock-Up Agreement

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

*	Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2023	CASCADIA ACQUISITION CORP.

	By:	/s/ Jamie Boyd
	Name:	Jamie Boyd
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

CASCADIA ACQUISITION CORP.,

CAC MERGERSUB, INC.

AND

REALWEAR, INC.

DATED AS OF FEBRUARY 5, 2023

i

EXHIBITS

Exhibit A	Form of Registration Rights Agreement

Exhibit B	Form of Lock-up Agreement

Exhibit C	Form of A&R Cascadia Certificate of Incorporation

Exhibit D	Form of A&R Cascadia Bylaws

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 5, 2023, is made by and among Cascadia Acquisition Corp., a Delaware corporation (“Cascadia”), CAC MergerSub, Inc., a Washington corporation (“Merger Sub”), and RealWear, Inc., a Washington corporation (the “Company” and collectively with Cascadia and Merger Sub, the “Parties”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) Cascadia is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of Cascadia that was formed for purposes of consummating the Transactions;

WHEREAS, prior to the date hereof, Cascadia has prepared and filed with the SEC, the SEC has cleared and Cascadia has mailed to the Pre-Closing Cascadia Shareholders a proxy statement (such proxy statement, together with any amendments or supplements to such proxy statement, the “Extension Proxy Statement”), pursuant to which Cascadia is seeking the approval of the Pre-Closing Cascadia Shareholders to amend Cascadia’s governing documents to extend the deadline by which Cascadia must complete a “Business Combination” as defined in the Prospectus in accordance with its governing documents (the “Existing Business Combination Deadline”) to August 31, 2023 (the “Extension”);

WHEREAS, on the Closing Date, Merger Sub will merge with and into the Company in accordance with the Washington Business Corporation Act (the “WBCA”), with the Company as the surviving company in the merger and, after giving effect to such merger, the Company will be a wholly-owned Subsidiary of Cascadia;

WHEREAS, immediately prior to the Effective Time, each Company Preferred Share will be converted into one Company Common Share (the “Company Preferred Conversion”);

WHEREAS, at the Effective Time, (i) each outstanding Company Common Share (including Company Common Shares resulting from the Company Preferred Conversion, but excluding Company Common Shares cancelled and extinguished pursuant to Section 2.1(l) and any Company Dissenting Shares) will be automatically converted into the right to receive a portion of the Exchange Share Consideration and a number of Earn Out Shares, in each case on the terms and subject to the conditions set forth in this Agreement, (ii) each outstanding Company Option will be converted into a Rollover Option and the right to receive a number of Earn Out Shares, in each case on the terms and subject to the conditions set forth in this Agreement, and (iii) each outstanding Company Warrant will be converted into a Rollover Warrant on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the governing documents of Cascadia, Cascadia is required to provide an opportunity for its shareholders to have their outstanding Cascadia Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Cascadia Shareholder Approval;

WHEREAS, concurrently with the execution of this Agreement, the Cascadia Sponsor, Cascadia, the Company and certain individuals party thereto are entering into that certain sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Cascadia Sponsor and such individuals have agreed to vote in favor of this Agreement and the Transactions (including the Merger) on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, concurrently with the execution of this Agreement, Cascadia and the Supporting Company Shareholders are entering into that certain transaction support agreement (the “Transaction Support Agreement”), pursuant to which such Supporting Company Shareholders have agreed to, among other things, (a) support and vote in favor of the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions (including the Merger), (b) approve and effect the Company Preferred Conversion and (c) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, as applicable;

WHEREAS, concurrently with the execution of this Agreement, Cascadia, Cascadia Sponsor, and the Supporting Company Shareholders are entering into a lock-up agreement (the “Supporting Company Shareholders Lock-up Agreement”), pursuant to which, among other things, each of Cascadia Sponsor and the Supporting Company Shareholders will agree not to effect any sale or distribution of any Equity Securities of Cascadia held by any of them during the lock-up period described therein, on the terms and subject to the conditions set forth therein;

WHEREAS, at the Closing, each of Cascadia, the Cascadia Sponsor and certain other Persons party thereto shall enter into a registration rights agreement, substantially in the form attached hereto as Exhibit A (the “Registration Rights Agreement”), pursuant to which, among other things, each of the Cascadia Sponsor and such Persons will be granted certain registration rights with respect to certain Equity Securities of Cascadia held by them, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of Cascadia (the “Cascadia Board”) has (a) determined that it is fair to and in the best interests of Cascadia and the Pre-Closing Cascadia Shareholders, and has declared it advisable, for Cascadia to enter into this Agreement, the Ancillary Documents to which Cascadia is or will be a party and to consummate the Transactions (including the Merger), (b) adopted and approved the execution, delivery and performance by Cascadia of this Agreement, the Ancillary Documents to which Cascadia is or will be a party and to consummate the Transactions (including the Merger), (c) recommended that the Pre-Closing Cascadia Shareholders entitled to vote thereon vote in favor of each Transaction Proposal and (d) directed that the Transaction Proposals be submitted to the Pre-Closing Cascadia Shareholders for approval;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is fair to and in the best interests of Merger Sub and Cascadia (as its sole stockholder), and has declared it advisable, for Merger Sub to enter into this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and to consummate the Transactions (including the Merger), (b) adopted and approved the execution, delivery and performance by Merger Sub of this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and to consummate the Transactions (including the Merger), (c) recommended that Cascadia (as its sole stockholder) approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions (including the Merger) and (d) directed that this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the consummation of the Transactions (including the Merger) be submitted to Cascadia (as its sole stockholder) for approval;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the Company Shareholders, and has declared it advisable, for the Company to enter into this Agreement, the Ancillary Documents to which the Company is or will be a party and to consummate the Transactions (including the Merger), (b) adopted and approved the execution, delivery and performance by the Company of this Agreement, the Ancillary Documents to which the Company is or will be a party and to consummate the Transactions (including the Merger), (c) recommended that the Company Shareholders entitled to vote thereon approve and adopt this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions (including the Merger) and (d) directed that this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the Transactions (including the Merger) be submitted to the Company Shareholders for approval; and

WHEREAS, each of the Parties intends for U.S. federal Income Tax purposes that (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, and (b) the Merger qualifies as a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(b), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“$12.00 Earn Out Shares” has the meaning set forth in Section 2.10(b)(i).

“$14.00 Earn Out Shares” has the meaning set forth in Section 2.10(b)(ii).

“$16.00 Earn Out Shares” has the meaning set forth in Section 2.10(b)(iii).

“$18.00 Earn Out Shares” has the meaning set forth in Section 2.10(b)(iv).

“$20.00 Earn Out Shares” has the meaning set forth in Section 2.10(b)(v).

“A&R Cascadia Bylaws” has the meaning set forth in Section 2.1(f).

“A&R Cascadia Certificate of Incorporation” has the meaning set forth in Section 2.1(f).

“Additional Cascadia SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Transaction Proceeds” means, without duplication, an amount equal to the sum of (a) the aggregate cash proceeds available for release to any Cascadia Party from the Trust Account in connection with the Transactions as of immediately prior to the Closing (after reduction for amounts payable to Cascadia shareholders with respect to valid Cascadia Shareholder Redemptions and payment of all Unpaid Cascadia Expenses and Unpaid Company Expenses), plus (b) the aggregate cash proceeds actually received in respect of the Financing (whether on or prior to the Closing Date).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3(a).

“Ancillary Documents” means the Lock-up Agreements, Sponsor Letter Agreement, the Transaction Support Agreement, the Registration Rights Agreement, the Financing Agreements, if any, the Letters of Transmittal, the Confidentiality Agreement and each other agreement, document, instrument or certificate executed, or contemplated to be executed, in connection with the Transactions, including the Merger.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), and (b) any other applicable anti-bribery or anti-corruption Laws or Orders related to combating bribery, corruption and money laundering.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“ARPA” means the American Rescue Plan Act of 2021, (P. L. 117-2), as may be amended from time to time.

“Articles of Merger” has the meaning set forth in Section 2.1(b).

“Automatic Conversion Approval” has the meaning set forth in Section 3.3.

“Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, savings, bonus (whether cash or equity), incentive (whether cash or equity), cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, welfare, sick pay, holiday, vacation, retention, severance, change of control, equity purchase, equity option, restricted equity, phantom equity, equity appreciation right, equity-based, profits interest, fringe benefit, loan, employment, consulting, independent contractor or other compensation or benefit plan, fund, program, policy, practice, scheme, Contract or arrangement of any kind (including any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA)), whether or not subject to ERISA, whether written or oral and whether covering a single individual or a group of individuals.

“Business Combination Proposal” has the meaning set forth in Section 5.10.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CAA” means the Consolidated Appropriations Act, 2021, (P. L. 116-260), as may be amended from time to time.

“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act, and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-22), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notices 2020-65 or 2021-11) intended to address the consequences of the COVID-19 pandemic and (b) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the Laws described in clause (a), including pursuant to the CAA or the ARPA, as applicable, (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Cascadia” has the meaning set forth in the introductory paragraph to this Agreement.

“Cascadia Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which Cascadia or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any other “Business Combination” as defined in the Prospectus. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions shall constitute a Cascadia Acquisition Proposal.

“Cascadia Affiliated Parties” has the meaning set forth in Section 4.10.

“Cascadia Affiliated Party Transactions” has the meaning set forth in Section 4.10.

“Cascadia Board” has the meaning set forth in the recitals to this Agreement.

“Cascadia Board Recommendation” has the meaning set forth in Section 5.10.

“Cascadia Change in Recommendation” has the meaning set forth in Section 5.10.

“Cascadia Class A Shares” means shares of Cascadia’s Class A common stock, par value $0.0001.

“Cascadia Class B Shares” means shares of Cascadia’s Class B common stock, par value $0.0001.

“Cascadia Designee” has the meaning set forth in Section 5.19(b).

“Cascadia Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Cascadia on the date of this Agreement in connection with the execution of this Agreement.

“Cascadia ESPP” has the meaning set forth in Section 5.22.

“Cascadia Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of any Cascadia Party or that any Cascadia Party is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents, investment bankers, consultants, or other agents or service providers of any Cascadia Party (including with respect to this Agreement and the Financings) and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Cascadia Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fees; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Cascadia Expenses shall not include the Company Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by Company or any Company Equityholder pursuant to this Agreement or any Ancillary Document.

“Cascadia Extension Meeting” has the meaning set forth in Section 5.21(c).

“Cascadia Financial Statements” means all of the financial statements of Cascadia included in the Cascadia SEC Reports.

“Cascadia Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the Cascadia Parties).

“Cascadia Incentive Equity Plan” has the meaning set forth in Section 5.22.

“Cascadia Material Adverse Effect” means any change, event, effect, condition or occurrence that, individually or in the aggregate with any other change, event, effect, condition or occurrence, has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, the ability of any Cascadia Party to consummate the Merger or the other transactions contemplated to be consummated by the Cascadia Parties on the Closing Date in connection therewith. Notwithstanding the foregoing, neither the amount of the Cascadia Shareholder Redemption nor the failure of Cascadia to obtain the Cascadia Shareholder Approval shall be deemed to constitute a Cascadia Material Adverse Effect.

“Cascadia Parties” means, collectively, Cascadia and Merger Sub.

“Cascadia Sale” means any transaction or series of related transactions (a) under which any Person(s) acquires or otherwise purchases (i) Cascadia or (ii) all or a material portion of the assets of Cascadia and its Subsidiaries (on a consolidated basis) or (b) under which any Person(s) makes any equity or similar investment in Cascadia, in each case, that results, directly or indirectly, in the shareholders of Cascadia as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of Cascadia (or any successor or parent company of Cascadia or the entity surviving such transaction, as applicable) immediately after the consummation thereof (whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“Cascadia Sale Price” means the price per share for one Cascadia Share based on the value of the cash, securities or in-kind consideration being delivered in respect of such Cascadia Share as determined by the Cascadia Board in good faith.

“Cascadia SEC Reports” has the meaning set forth in Section 4.7.

“Cascadia Shareholder Approval” means, collectively, the Required Cascadia Shareholder Approval and the Other Cascadia Shareholder Approval.

“Cascadia Shareholder Redemption” means the right of the holders of Cascadia Class A Shares to redeem all or a portion of their Cascadia Class A Shares (in connection with the Transactions or otherwise) as, and subject to the limitations, set forth in governing documents of Cascadia.

“Cascadia Shareholders Meeting” has the meaning set forth in Section 5.10.

“Cascadia Shares” means, collectively, (i) prior to the Effective Time, the Cascadia Class A Shares and Cascadia Class B Shares, and (ii) following the Effective Time, shares of Cascadia’s common stock, par value $0.0001.

“Cascadia Sponsor” means Cascadia Acquisition Sponsor LLC, a Delaware limited liability company.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Audited Financial Statements” has the meaning set forth in Section 5.20(a).

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, rulings and other guidance issued or in effect thereunder.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions, (i) of the Equity Securities of the Company, in each case, that, if consummated, would result in a Person acquiring beneficial ownership of 15% or more of the outstanding voting Equity Securities of the Company (regardless of class) or (ii) of all or a portion of assets or businesses of the Group Companies that constitute 15% or more of the fair market value of the Group Companies, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any direct or indirect acquisition, in one or a series of related transactions, of 15% or more of the outstanding voting Equity Securities of the Company (regardless of class) (in each case of clauses (a) and (b) other than pursuant to the exercise or conversion of Company Options in accordance with the terms of the Company Equity Plan, the underlying grant, award or similar agreement (as applicable)). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the Transactions or any transaction with any Cascadia Party shall constitute (in whole or in part) a Company Acquisition Proposal.

“Company Affiliated Party” has the meaning set forth in Section 3.19.

“Company Affiliated Party Transactions” has the meaning set forth in Section 3.19.

“Company Articles” means the Amended and Restated Articles of Incorporation of the Company, filed with the Secretary of State of the State of Washington on February 10, 2022, as amended.

“Company Benefit Plan” means any Benefit Plan (a) that is sponsored, maintained, contributed to or required to be contributed to by any Group Company or any ERISA Affiliate (or to which any Group Company or any ERISA Affiliate is a party) and that covers or benefits any current or former employee, officer, director, manager, consultant, independent contractor or other service provider or to any Group Company (or any spouse, domestic partner, dependent or beneficiary of any such individual) or (b) under or with respect to which any Group Company has (or could have) any current or future Liability (including any contingent Liability and including any Liability by reason of an ERISA Affiliate), including any Non-U.S. Benefit Plan, other than any plan or program sponsored or maintained by a Governmental Entity to which the Group Companies contribute as required by applicable Law.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Bylaws” means the Bylaws of the Company, adopted June 19, 2019, as amended.

“Company Change of Control Payment” means any success, change of control, retention, transaction bonus or other similar payment or amount that the any Group Company is required to pay to any current or former employee, officer, director, consultant, independent contractor, or other service provider of the Company or any other Company Affiliated Party (including any “double trigger” payments or similar amounts that may become due and payable based upon the occurrence of the Merger or the other transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events) pursuant to the express terms of any Company Benefit Plan or other plan, policy, arrangement or Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound as of or prior to the Closing, in each case, as a result of the consummation of the Merger or the other transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents.

“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company designated as “Common Stock” pursuant to the Company Articles.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Cascadia by the Company on the date of this Agreement.

“Company Dissenting Shareholders” has the meaning set forth in Section 2.9.

“Company Dissenting Shares” has the meaning set forth in Section 2.9.

“Company Equity Award” means, as of any determination time, each Company Option and each other award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to acquire or receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Plans” means, collectively, the Company 2018 Equity Incentive Plan as amended, and each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to acquire or receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Equityholders” means, collectively, the Company Shareholders, the holders of Company Warrants and the holders of Company Equity Awards as of any determination time prior to the Effective Time.

“Company Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts that any Group Company is obligated to pay, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fees; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Company Expenses shall not include any Cascadia Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by the Cascadia Parties pursuant to this Agreement or any Ancillary Document.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2(a)-(g) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.16 (Tax Matters) and Section 3.17 (Brokers).

“Company Intellectual Property” means Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers and network equipment, in each case, owned, licensed or leased by any Group Company and used by any Group Company in the conduct of its business.

“Company Licensed Intellectual Property” means Intellectual Property owned by any Person (other than a Group Company) that is licensed to any Group Company (or that any Group Company has otherwise been granted the right to use).

“Company Material Adverse Effect” means any change, event, effect, condition or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (a) have a material adverse effect (without regard to duration) on the business, operations or condition (financial or otherwise) of the Group Companies, taken as a whole, or (b) prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated to be consummated by the Company on the Closing Date in connection therewith, in each case, in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following (or the effect of any of the following) shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: any adverse change, event, effect, condition or occurrence arising after the date of this Agreement from (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws or GAAP or any interpretation thereof, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the Group Companies primarily operate, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Group Companies with its employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto, (vii) any failure by the Group Companies to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (provided that the underlying facts and circumstances resulting in such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines or acts of God or force majeure or other comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect, condition or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies, taken as a whole, or any business line of the Group Companies, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Option” means, as of any determination time, each option to purchase Company Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means the Company Owned Intellectual Property Rights and the Company Owned Technology.

“Company Owned Intellectual Property Rights” means all Intellectual Property Rights owned by any Group Company, including all (a) Intellectual Property Rights in any Company Owned Technology, (b) Company Registered Intellectual Property Rights and (c) unregistered Intellectual Property Rights owned by any Group Company.

“Company Owned Technology” means all Technology for which the underlying or embodied Intellectual Property Rights are owned by any Group Company.

“Company Preferred Conversion” has the meaning set forth in the recitals to this Agreement.

“Company Preferred Shares” means, collectively, the Company Series A Preferred Shares, Company Series B Preferred Shares and Company Series C Preferred Shares.

“Company Product” means (a) any product, service or other asset (whether physical or digital) designed, developed, manufactured, assembled, distributed, sold, licensed or otherwise made commercially available to third parties by any of the Group Companies, (b) any product, service or other asset under development by any Group Company as of the Closing Date, or (c) any services hosted, provided or made accessible by any Group Company to third parties, including software as a service, professional services and maintenance and support.

“Company Registered Intellectual Property Rights” has the meaning specified in Section 3.13(a).

“Company Required Shareholder Approval” has the meaning set forth in Section 3.3.

“Company Series A Preferred Shares” means shares of preferred stock, $0.0001 par value per share, of the Company designated as “Series A Preferred” pursuant to the Company Articles.

“Company Series B Preferred Shares” means shares of preferred stock, $0.0001 par value per share, of the Company designated as “Series B Preferred” pursuant to the Company Articles.

“Company Series C Preferred Shares” means shares of preferred stock, $0.0001 par value per share, of the Company designated as “Series C Preferred” pursuant to the Company Articles.

“Company Shareholder Written Consent” has the meaning set forth in Section 5.14(a).

“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.14(a).

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time.

“Company Shares” means, collectively, Company Common Shares and the Company Preferred Shares.

“Company Warrants” means any warrant to purchase Company Shares.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of November 11, 2022, by and between the Company and Cascadia, as supplemented by that certain Non-Binding Letter of Intent, dated as of December 9, 2022, by and between the Company and Cascadia.

“Consent” means any notice, authorization, qualification, registration, filing, notification, permit, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, understanding, contract, license, lease, purchase order, warranty or guarantee, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets, in each case whether oral or written.

“Corporate Records” has the meaning set forth in Section 3.24.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Customer and Partner Licenses” has the meaning set forth within the “Permitted Liens” definition of this Section 1.1.

“D&O Persons” has the meaning set forth in Section 5.15(a).

“Data Breach” means any (a) security breach or breach of Protected Data under applicable Privacy Requirements or any unauthorized access, acquisition, use, disclosure, loss, modification, deletion, destruction, or other Processing of Protected Data; or (b) unauthorized interference with system operations or security safeguards of the Company IT Systems, including any successful phishing incident or ransomware attack.

“Earn Out Period” means the period ending on the date that is five (5) years following the Closing Date.

“Earn Out Shares” has the meaning set forth in Section 2.10(a).

“Effective Time” has the meaning set forth in Section 2.1(b).

“Eligible Company Equityholder” means a holder of one or more (i) Company Shares (other than Company Dissenting Shares) or (ii) unexercised Company Options (whether vested or unvested), in each case, as of immediately prior to the Effective Time (and, for the avoidance of doubt, following the Company Preferred Conversion).

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety (as related to exposure to Hazardous Substances).

“EPCRS” has the meaning set forth in Section 3.11(d).

“Equity Plan Proposals” has the meaning set forth in Section 5.10.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means $323,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, and all regulations, rulings and other guidance issued or in effect thereunder.

“ERISA Affiliate” shall mean any Person, trade or business (whether or not incorporated) that, together with any Group Company, is or, at any relevant time, was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or Section 4001(b)(1) of ERISA.

“Escrow Agent” has the meaning set forth in Section 2.10(a).

“Escrow Agreement” has the meaning set forth in Section 2.10(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.7(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.7(a).

“Exchange Fund” has the meaning set forth in Section 2.7(b).

“Exchange Ratio” means the quotient obtained by dividing (a) the Exchange Share Consideration by (b) the number of Fully Diluted Shares.

“Exchange Share Consideration” means an aggregate number of Cascadia Shares equal to (a) the Equity Value divided by (b) $10.00.

“Excluded License” means any license that requires, as a condition of use, modification, distribution of Software subject to such license, that (a) such Software or other Software linked, combined or distributed with such Software be disclosed or distributed in source code form or that any modifications to any such Software be contributed to any open source project, (b) such Software or other Software linked, combined or distributed with such Software be made available by any Group Company without cost (including for the purpose of making additional copies or derivative works).

“Existing Business Combination Deadline” has the meaning set forth in the recitals to this Agreement.

“Export” has the meaning set forth in Section 3.21(c).

“Extension” has the meaning set forth in the recitals to this Agreement.

“Extension Proxy Statement” has the meaning set forth in the recitals to this Agreement.

“FFCRA” means the Families First Coronavirus Response Act (P.L. 116-127), as may be amended from time to time, including by the CAA or the ARPA, as applicable.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Financial Statements Deadline” has the meaning set forth in Section 5.20(a).

“Financing” means any financing transaction involving the issuance and sale of Equity Securities pursuant to which the Company or any Cascadia Party receives, or has the right to receive, prior to or substantially concurrently with the Closing, cash proceeds in connection therewith.

“Financing Agreements” has the meaning set forth in Section 5.18.

“Forfeited Earn Out Shares” has the meaning set forth in Section 2.10(e).

“Fully Diluted Shares” means an amount equal to, without duplication, (a) the aggregate number of Company Common Shares (after giving effect to the Company Preferred Conversion) plus (b) the aggregate number of Company Common Shares (on a net exercise basis) issuable upon the full exercise, exchange or conversion in full of all vested Company Options and Company Warrants (to the extent not exercised prior to the Effective Time) that are outstanding as of immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposal” has the meaning set forth in Section 5.10.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal of competent jurisdiction (public or private).

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance or waste or other pollutant that is regulated by, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“In-Licenses” means all licenses and other Contracts under which any Group Company has been granted a license or any other right to use or exploit any Intellectual Property owned by a third party, including Off-the-Shelf Software Licenses.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by income or gains and any business franchise tax or similar Tax.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, all Liabilities arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred or unpaid purchase price of property, assets or services, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be recorded as a capital lease in accordance with GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (g) deferred revenue, (h) severance agreements, stay bonuses, incentive bonuses (relating to the sale of the Company), termination and change of control arrangements and similar obligations that are owed to any Person or that will be triggered, either automatically or with the passage of time, by the consummation of the Transactions and any Taxes payable in connection therewith (including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts), (i) unfunded or underfunded Company Benefit Plans that are pension or nonqualified deferred compensation plans and all Liabilities for employer contributions due, but not paid, to any Company Benefit Plans, including any elective deferrals, employer matching contributions and other employer contributions due to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and (j) any of the obligations of any other Person of the type referred to in clauses (a) through (i) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person, and in each case including any related unpaid interest, fees, expenses, or prepayment, cancellation or breakage penalties or costs.

“Intellectual Property” means Intellectual Property Rights and Technology.

“Intellectual Property Rights” means any and all United States, international and foreign intellectual property or proprietary rights, including (a) patents (including any continuations and continuations in part, divisionals, reissues, renewals and applications for any of the foregoing), invention disclosures, utility models and similar intellectual property rights, (b) designs, design rights, and equivalent or similar intellectual property rights; (c) trademarks, service marks, trade names, trade dress, brand names, logos or other similar identifiers; (d) all copyrights, mask works, and all other intellectual property rights in works of authorship throughout the world; (e) all rights in URLs, social media accounts, short codes, hash tags and domain names and any applications and registrations therefor; (f) rights of personality, publicity and privacy; (g) all trade secrets and other rights in know-how, inventions, data, Software, and confidential information or proprietary information; and (h) all registrations and applications for the registration or issuance of any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Latest Cascadia Balance Sheet” has the meaning set forth in Section 4.15.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation, Order or other legally binding directive issued, promulgated or enforced by a Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued, unaccrued, liquidated or unliquidated, fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (including any mechanic’s lien, materialmen’s lien or Tax lien), license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lock-up Agreements” means the Supporting Company Shareholders Lock-up Agreement and any other lock-up agreement entered into between Cascadia, Cascadia Sponsor and one or more Company Shareholders, substantially in the form attached hereto as Exhibit B.

“Malicious Code” has the meaning set forth in Section 3.20(d).

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Customer” has the meaning set forth in Section 3.22.

“Material Permits” has the meaning set forth in Section 3.6.

“Material Supplier” has the meaning set forth in Section 3.22.

“Merger” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nasdaq Proposal” has the meaning set forth in Section 5.10.

“Non-U.S. Benefit Plan” means any Company Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States (whether or not United States Law also applies) or that covers or benefits any current or former employee, officer, director, manager, consultant, independent contractor or other service provider or to any Group Company (or any spouse, domestic partner, dependent or beneficiary of any such individual) who performs services outside the United States.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Off-the-Shelf Software Licenses” means any Software or other technology license agreements or Contracts for unmodified Software that are made generally available on a commercial basis (including technology offered on a SaaS, PaaS, or IaaS or similar basis and Software available through retail stores, distribution networks or that is pre-installed as a standard part of hardware) and is licensed to or otherwise made available on a non-exclusive basis under standard terms and conditions for a one-time fee of less than $100,000 per license or an ongoing fee of less than $50,000 per year.

“Open Source Software” means any open source, public source or freeware software made available under or otherwise subject to any license that (a) is considered an open source software license by the Open Source Initiative or a free Software license by the Free Software Foundation, or any license substantially similar to any of the foregoing, including any version of any Software licensed pursuant to any version of the GNU General Public License, GNU Lesser/Library General Public License, Apache Software License, Mozilla Public License, BSD License, MIT License, Common Public License, or any derivative of any of the foregoing licenses; or (b) is an Excluded License.

“Order” means any writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Cascadia Shareholder Approval” means the approval of each Transaction Proposal, other than the Required Transaction Proposals, by the affirmative vote of the holders of the requisite number of Cascadia Shares required to approve the proposal, whether in person or by proxy at the Cascadia Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the governing documents of Cascadia and applicable Law.

“Out-Licenses” means all licenses and other Contracts under which any Group Company has granted to any third party a license, sublicense or any other right to use or exploit any Company Intellectual Property.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Merger Consideration” has the meaning set forth in Section 2.1(i).

“Permits” means any approvals, authorizations, clearances, business licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due or payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due or payable and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) non-exclusive licenses granted to customers in the ordinary course of business (“Customer and Partner Licenses”), and (f) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due or payable.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or a Governmental Entity.

“Personal Data” means any data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including any other data that constitutes personal information or personal data under any contract, Law, or privacy policy applicable to the Group Companies.

“PPP Lender” has the meaning set forth in Section 3.4(f).

“PPP Loan” has the meaning set forth in Section 3.4(f).

“Pre-Closing Cascadia Shareholders” means the holders of Cascadia Shares as of any determination time prior to the Effective Time.

“Privacy Requirements” means, to the extent applicable to any Group Company, (a) any Laws regulating the privacy, security or Processing of Personal Data including Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices and consumer data protection, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, all Laws related to online privacy policies, the Telephone Consumer Protection Act, all Laws related to faxes, telemarketing and text messaging, all Laws related to breach notification, and all Laws relating to the privacy, security or protection of Personal Data, including the California Consumer Privacy Act and other similar state statutes, (b) the Payment Card Industry Data Security Standard and any other privacy- or data security- related industry standards to which any Group Company is legally or contractually bound or has publicly represented with which it complies, (c) all contracts between any Group Company and any Person that are applicable to the privacy, security or Processing of Protected Data, and (d) all policies and procedures relating to the privacy, security or Processing of Protected Data, including all website and mobile application privacy policies and internal information security procedures.

“Proceeding” means any lawsuit, litigation, action, audit, examination, investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Protected Data” shall mean all (a) Personal Data, (b) all data for which any Group Company is required by Law, contract, or privacy policy to safeguard or keep confidential or private, including the Group Companies’ confidential or proprietary information and (c) information related to protected classifications under state or federal Law.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, whether written, oral or otherwise, in each case, pursuant to which any Group Company leases or sub-leases or has the right to lease or sub-lease any real property.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the Transactions and the Ancillary Documents and containing a prospectus and proxy statement of Cascadia.

“Representatives” means, with respect to any Person, such Person’s and such Person’s Affiliates’ respective directors, managers, general partners, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Cascadia Shareholder Approval” means the approval of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of Cascadia Shares required to approve such proposals at the Cascadia Shareholders Meeting (or any adjournment or postponement thereof), whether in person or by proxy, in accordance with the governing documents of Cascadia and applicable Law.

“Required Merger Sub Approval” means the approval and adoption of this Agreement and the Transactions (including the Merger) by Cascadia, as the sole stockholder of Merger Sub.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal, the Governing Document Proposal and the Equity Plan Proposals.

“Requisite Preferred Holders” has the meaning ascribed to such term in the Company Articles.

“Rollover Option” has the meaning set forth in Section 2.5.

“Rollover Warrant” has the meaning set forth in Section 2.6.

“Sanctions and Export Control Laws” means any Law or Order related to (a) import and export controls or economic sanctions, including the U.S. Export Administration Regulations administered by the Commerce Department’s Bureau of Industry and Security, the International Traffic in Arms Regulations administered by the State Department’s Directorate of Defense Trade Controls and such other controls administered by the U.S. Customs and Border Protection, the United Kingdom, European Union, any European Member State and any other relevant import and export control authority, (b) economic sanctions, including those administered by OFAC, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, Her Majesty’s Treasury of the United Kingdom and any other relevant sanctions authority or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Cascadia Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (b) electronic databases and compilations of data.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Supplier” has the meaning set forth in Section 3.21(f).

“Supporting Company Shareholders” means each Company Shareholder set forth on Section 1.1(a) of the Company Disclosure Schedules.

“Supporting Company Shareholders Lock-up Agreement” has the meaning set forth in the recitals to this Agreement.

“Surviving Company” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, fees, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Incentive” has the meaning set forth in Section 3.16(h).

“Tax Proceeding” means a Proceeding with respect to Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity, including any amendment of any of the foregoing.

“Technology” means any and all of the following: Software, including software and firmware listings, assemblers, applets, applications, websites, content (including text, pictures, sounds, music, and video), compilers, source code (whether in a format to be compiled, interpreted, or otherwise), object code, net lists, design tools, user interfaces, “look and feel,” application programming interfaces, software protocols, data, data structures, databases, data collections, system build software and instructions, design documents, schematics, diagrams, product specifications, packaging, devices know-how, show-how, techniques, formulae, algorithms, routines, works of authorship (whether or not copyrightable), discoveries, concepts, processes, prototypes, test methodologies, test tools and materials that document design or design processes, or that document research or testing (including design, processes, and results).

“Termination Date” has the meaning set forth in Section 7.1(d).

“Trade Compliance Laws” means any requirement of applicable Law relating to the regulation of exports, re-exports, transfers, releases, shipments, transmissions or any other provision of goods, technology, Software or services including: the Arms Export Control Act, 22 U.S.C. § 2751 et seq.; Export

Administration Act, 50 U.S.C. §§ 2401-2420 (2000); Export Administration Regulations, 15 C.F.R. Parts 730 et seq.; International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706 (2000); Trading with the Enemy Act, 50 U.S.C. § 4301 et seq., International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130; and all statutes, regulations, and executive orders related to the imposition of economic sanctions or embargoes by the United States government including all Laws and policies administered by OFAC at 31 C.F.R. Chapter V; and all import regulations administered by U.S. Customs and Border Protection.

“Trading Day” means any day on which the Cascadia Shares are actually traded on the Nasdaq.

“Transaction Proposals” has the meaning set forth in Section 5.10.

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.

“Triggering Event I” means if at any time following the Closing but prior to the expiry of the Earn Out Period, the VWAP of one Cascadia Share is greater than or equal to $12.00 (which shall be adjusted equitably to reflect any dividend, split, or other noneconomic reclassification of Cascadia Shares) over any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period.

“Triggering Event II” means if at any time following the Closing but prior to the expiry of the Earn Out Period, the VWAP of one Cascadia Share is greater than or equal to $14.00 (which shall be adjusted equitably to reflect any dividend, split, or other noneconomic reclassification of Cascadia Shares) over any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period.

“Triggering Event III” means if at any time following the Closing but prior to the expiry of the Earn Out Period, the VWAP of one Cascadia Share is greater than or equal to $16.00 (which shall be adjusted equitably to reflect any dividend, split, or other noneconomic reclassification of Cascadia Shares) over any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period.

“Triggering Event IV” means if at any time following the Closing but prior to the expiry of the Earn Out Period, the VWAP of one Cascadia Share is greater than or equal to $18.00 (which shall be adjusted equitably to reflect any dividend, split, or other noneconomic reclassification of Cascadia Shares) over any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period.

“Triggering Event V” means if at any time following the Closing but prior to the expiry of the Earn Out Period, the VWAP of one Cascadia Share is greater than or equal to $20.00 (which shall be adjusted equitably to reflect any dividend, split, or other noneconomic reclassification of Cascadia Shares) over any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period.

“Triggering Events” shall mean collectively, Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV and Triggering Event V and “Triggering Event” shall mean any one such individual event.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.9.

“Trustee” has the meaning set forth in Section 4.9.

“Unpaid Cascadia Expenses” means the Cascadia Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“Unpaid Company Expenses” means the Company Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“VWAP” for any security as of any day or multi-day period means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such day or multi-day period (as applicable) shall be the fair market value per share on such day or multi-day period (as applicable) as reasonably determined by Cascadia.

“WBCA” has the meaning set forth in the recitals to this Agreement.

ARTICLE 2

MERGER

Section 2.1 The Merger; Effects of the Merger.

(a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the WBCA, at the Effective Time, Merger Sub shall merge with and into the Company (the “Merger”). As a result of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

(b) At the Closing, the Parties shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Washington in accordance with Section 23B.11.050 of the WBCA, in a form reasonably satisfactory to the Company and Cascadia. The Merger shall become effective on the date and time at which the Articles of Merger have been accepted for filing by the Secretary of State of the State of Washington or at such later date or time as is agreed by Cascadia and the Company and specified in the Articles of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

(c) The Merger shall have the effects set forth in the WBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the WBCA.

(d) Immediately prior to the Effective Time, pursuant to, and in accordance with, the Company Articles and the Automatic Conversion Approval, the Company shall effect the Company Preferred Conversion.

(e) At the Effective Time, the Company Articles and Company Bylaws shall be amended and restated in their entirety in form and substance reasonably satisfactory to Cascadia and the Company and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Company from and after the Effective Time, until thereafter amended or modified as provided therein and under the WBCA.

(f) At the Effective Time, the certificate of incorporation and bylaws of Cascadia shall be amended and restated substantially in the forms attached hereto as Exhibit C and Exhibit D, respectively, with such changes as may be agreed in writing by Cascadia and the Company, and such shall be the certificate of incorporation (the “A&R Cascadia Certificate of Incorporation”) and the bylaws of Cascadia (the “A&R Cascadia Bylaws”) until thereafter amended as provided therein and under the DGCL.

(g) At the Effective Time, the officers and directors of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the governing documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(h) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company.

(i) At the Effective Time (and, for the avoidance of doubt, following the Company Preferred Conversion), by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Common Share (other than the Company Common Shares cancelled and extinguished pursuant to Section 2.1(l) and any Company Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Cascadia Shares equal to the Exchange Ratio (the “Per Share Merger Consideration”) and a number of Earn Out Shares in accordance with the Allocation Schedule. From and after the Effective Time, the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(j) For purposes of calculating the aggregate number of Cascadia Shares issuable to each holder of Company Common Shares pursuant to the terms of Section 2.1(i), all Company Common Shares held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis and the number of Cascadia Shares to be issued shall be rounded down to the nearest whole share.

(k) If, between the date of this Agreement and the Closing, the outstanding Cascadia Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein that is based upon the number of Cascadia Shares will be appropriately adjusted to provide to the holders of Company Common Shares the same economic effect as contemplated by this Agreement.

(l) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2 Closing of the Transactions. The closing of the Transactions (the “Closing”) shall take place electronically by exchange of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date or time as Cascadia and the Company may agree in writing (the date upon which the Closing actually occurs is referred to herein as the “Closing Date”).

Section 2.3 Pre-Closing Deliveries.

(a) Allocation Schedule. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Cascadia an allocation schedule (the “Allocation Schedule”) setting forth (i) its good faith calculation of the Exchange Share Consideration and the Exchange Ratio, (ii) the number of Company Shares held by each Company Equityholder, (iii) the number of Company Common Shares subject to, the exercise price of and, if unvested, the vesting provisions of each Company Option held by each holder thereof, (iv) the portion of the Exchange Share Consideration allocated to each Company Option pursuant to Section 2.5, and the portion of the Exchange Share Consideration allocated to each Company Common Share pursuant to Section 2.1(i), as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof, (v) the exercise price of each Rollover Option at the Effective Time, (vi) the number of Company Shares subject to each Company Warrant, (vii) the calculation of the formulas (and the components thereof) set forth in Section 2.6, (viii) the pro rata portion of the Earn Out Shares for each Eligible Company Equityholder. The Allocation Schedule (and the calculations and determinations contained therein) will be prepared in accordance with the applicable provisions of this Agreement, the governing documents of the Company, and applicable Laws, and in the case of the Company Options, in accordance with the applicable Company Equity Plan and any applicable grant or similar agreement with respect to each Company Option. The Company will review any comments to the Allocation Schedule provided by Cascadia or any of its Representatives and consider in good faith and incorporate any reasonable comments timely proposed by Cascadia or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (x) in no event shall the aggregate number of Cascadia Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company (or, for the avoidance of doubt, the Company Equityholders) exceed the Exchange Share Consideration and (y) the Cascadia Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Equityholders under this Agreement or under the Exchange Agent Agreement, as applicable.

(b) Aggregate Transaction Proceeds Schedule. At least two (2) Business Days prior to the Closing Date, Cascadia shall deliver to the Company a reasonably detailed calculation of the Aggregate Transaction Proceeds (the “Aggregate Transaction Proceeds Schedule”), including each subcomponent thereof, and reasonably detailed supporting documentation. Cascadia will review any comments to the Aggregate Transaction Proceeds Schedule provided by the Company or any of its Representatives and consider in good faith and incorporate any reasonable comments timely proposed by the Company or any of its Representatives. Cascadia may update the Aggregate Transaction Proceeds Schedule if any of the calculations or amounts shown therein are incorrect as a result of changes in the number of Cascadia shareholders participating in the Cascadia Shareholder Redemption, not later than one (1) Business Day prior to the Closing Date.

(c) Unpaid Expenses. At least five (5) Business Days prior to the Closing Date, (i) Cascadia shall deliver to the Company a reasonably detailed calculation of the Unpaid Cascadia Expenses, together with invoices and wire payment instructions from the recipients thereof and (ii) the Company shall deliver to Cascadia a reasonably detailed calculation of the Unpaid Company Expenses.

Section 2.4 Transaction Expenses. At the Effective Time, Cascadia shall pay or cause to be paid from aggregate cash proceeds available for release to any Cascadia Party from the Trust Account as of immediately prior to the Closing (after reduction for amounts payable to Cascadia shareholders with respect to valid Cascadia Shareholder Redemptions) or the aggregate cash proceeds actually received in respect of the Financing (whether on or prior to the Closing Date) by wire transfer of immediately available funds all Unpaid Cascadia Expenses and all Unpaid Company Expenses.

Section 2.5 Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Cascadia and converted into an option to purchase a number of Cascadia Shares (such option, a “Rollover Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio; provided, however, that such conversion shall occur in a manner intended to comply with the requirements of Section 409A and Section 424 of the Code. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except (I) as provided above in this Section 2.5 or (II) as to terms (1) rendered inoperative by reason of the Transactions (including any anti-dilution or other similar provisions that adjust the number of underlying shares that are subject to any such Company Option), or (2) such other immaterial administrative or ministerial changes as the Cascadia Board (or the compensation committee of the Cascadia Board) may determine in good faith are appropriate to effect the administration of the Rollover Options. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of a Rollover Option will cease to have any rights with respect to any Company Options except as set forth herein.

Section 2.6 Treatment of Company Warrants. At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person, each Company Warrant that is outstanding and unexercised as of the Effective Time, shall be assumed by Cascadia and converted into a warrant to acquire a number of Cascadia Shares (a “Rollover Warrant”) equal to the product (rounded down to the nearest whole number) of (i) the number of Company Common Shares subject to such Company Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, at a per share exercise price (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Common Share set forth in such Company Warrant divided by (B) the Exchange Ratio, which amounts shall be set forth in the Allocation Schedule pursuant to Section 2.3(a). As of the Effective Time, all Company Warrants shall no longer be outstanding and each holder of a Rollover Warrant will cease to have any rights with respect to any Company Warrants except as set forth herein. Each Rollover Warrant shall be subject to the same terms and conditions (including applicable exercise and expiration provisions) that applied to the corresponding Company Warrant immediately prior to the Effective Time, except (I) as provided above in this Section 2.6 or (II) as to terms rendered inoperative by reason of the Transactions (including any anti-dilution or other similar provisions that adjust the number of underlying shares that are subject to any such Company Warrant). Cascadia will assume each Rollover Warrant by a written instrument substantially similar in form and substance to such corresponding Company Warrant.

Section 2.7 Exchange Procedures; Company Shareholder Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, Cascadia shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging each Company Share held immediately prior to the Effective Time (for the avoidance of doubt, following the Company Preferred Conversion) for the portion of the Exchange Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(i) and on the terms and subject to the other conditions set forth in this Agreement. The Company shall reasonably cooperate with Cascadia and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement and the covenants and agreements set forth in this Section 2.7 (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable in connection with any of the foregoing or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the Transactions).

(b) At the Closing, Cascadia shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.7 through the Exchange Agent, evidence of Cascadia Shares in book-entry form representing the portion of the Exchange Share Consideration issuable pursuant to Section 2.1(i) in exchange for the Company Shares outstanding immediately prior to the Effective Time (for the avoidance of doubt, following the Company Preferred Conversion). All shares in book-entry form representing the portion of the Exchange Share Consideration issuable pursuant to Section 2.1(i) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(c) No interest will be paid or accrued on the Exchange Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.7, each Company Share (other than, for the avoidance of doubt, the Company Shares cancelled and extinguished pursuant to Section 2.1(l) or any Company Dissenting Shares) shall solely represent the right to receive a portion of the Exchange Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(i).

(d) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(e) Any portion of the Exchange Fund that remains unclaimed by the Company Shareholders twelve (12) months following the Closing Date shall be delivered to Cascadia or as otherwise instructed by Cascadia, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Exchange Share Consideration in accordance with this Section 2.7 prior to that time shall thereafter look only to Cascadia for the issuance of the applicable portion of the Exchange Share Consideration, without any interest thereon. None of Cascadia, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Exchange Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Cascadia free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.8 Withholding. Cascadia, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. Prior to the Effective Time, Cascadia, the Group Companies, the Exchange Agent or any other applicable withholding agent, as appropriate, shall provide notice to the other Parties within ten (10) Business Days upon becoming aware of any such withholding obligation. To the extent that amounts are so timely withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.9 Company Dissenting Shares. Notwithstanding anything to the contrary herein, if required by the WBCA (but only to the extent required thereby) any Company Shares for which a Company Shareholder (a) has not voted in favor of the Merger or consented to it in writing and (b) has demanded the appraisal of such Company Shares in accordance with, and has complied in all respects with, Chapter 23B.13 of the WBCA and have not effectively withdrawn such demand (collectively, such shareholders, the “Company Dissenting Shareholders”, and such shares, the “Company Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(i). From and after the Effective Time, (i) the Company Dissenting Shares shall be cancelled and extinguished and shall cease to exist and (ii) the Company Dissenting Shareholders shall be entitled only to such rights as may be granted to them under Chapter 23B.13 of the WBCA and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of Cascadia, the Surviving Company or any of its Affiliates (including Cascadia); provided, that if any Company Dissenting Shareholder effectively withdraws or loses such appraisal rights (whether through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Company Dissenting Shareholder (A) shall no longer be deemed to be Company Dissenting Shares and (B) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(i). Each Company Dissenting Shareholder who becomes entitled to payment for his, her or its Company Dissenting Shares pursuant to the WBCA shall receive payment thereof from the Company in accordance with the WBCA. The Company shall give Cascadia prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the WBCA and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Chapter 23B.13 of the WBCA, and Cascadia shall, at its sole cost and expense, have the opportunity to participate in, but not control, all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Cascadia (which consent shall not be unreasonably withheld, conditioned, or delayed), settle, or make any payment, or deliver any consideration, with respect to, any such demand.

Section 2.10 Earn Out.

(a) At or prior to the Closing, Cascadia and Continental Stock Transfer & Trust Company (or such other escrow agent mutually acceptable to Cascadia and the Company), as escrow agent (the “Escrow Agent”), shall enter into a customary escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to Cascadia and the Company (the “Escrow Agreement”), pursuant to which Cascadia shall issue in the name of the Eligible Company Equityholders and deposit into an escrow account with the Escrow Agent (the “Escrow Account”) an aggregate of 4,170,000 newly issued Cascadia Shares, free and clear of all Liens (other than any restrictions on transfer under applicable securities Law or under the governing documents of Cascadia) (the “Earn Out Shares”), to be disbursed therefrom in accordance with the terms of this Section 2.10. On the Closing Date, Cascadia shall issue in the name of the Eligible Company Equityholders, and deposit into the Escrow Account and the Escrow Agreement, the Earn Out Shares. Each Earn Out Share shall be registered in the name of the Escrow Agent and voted by the Escrow Agent in accordance with the recommendations of the Cascadia Board, in each case, until vested in accordance with this Agreement. No dividends shall be paid or accrue with respect to Earn Out Shares held within the Escrow Account.

(b) Following the Closing, and as additional consideration for the Merger and the other Transactions, within ten (10) Business Days after the occurrence of a Triggering Event, Cascadia shall cause the Escrow Agent to disburse and distribute to each Eligible Company Equityholder (other than a Company Dissenting Shareholder) Earn Out Shares in the manner set forth below and in accordance with the Allocation Schedule:

(i) Upon the occurrence of Triggering Event I, a one-time disbursement and distribution of an aggregate of 834,000 Earn Out Shares (the “$12.00 Earn Out Shares”);

(ii) Upon the occurrence of Triggering Event II, a one-time disbursement and distribution of an aggregate of 834,000 Earn Out Shares (the “$14.00 Earn Out Shares”);

(iii) Upon the occurrence of Triggering Event III, a one-time disbursement and distribution of an aggregate of 834,000 Earn Out Shares (the “$16.00 Earn Out Shares”);

(iv) Upon the occurrence of Triggering Event IV, a one-time disbursement and distribution of an aggregate of 834,000 Earn Out Shares (the “$18.00 Earn Out Shares”); and

(v) Upon the occurrence of Triggering Event V, a one-time disbursement and distribution of an aggregate of 834,000 Earn Out Shares (the “$20.00 Earn Out Shares”).

(c) For the avoidance of doubt, the Eligible Company Equityholders (other than Company Dissenting Shareholders) shall be entitled to receive Earn Out Shares upon the occurrence of each Triggering Event; provided, however, that in no event shall a Triggering Event occur after the Earn Out Period; provided, further, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Company Equityholders be entitled to receive more than an aggregate of 4,170,000 Earn Out Shares; provided, further, that Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV and Triggering Event V may be achieved at the same time or over the same overlapping Trading Days.

(d) If following the Closing and prior to the expiry of the Earn Out Period, Cascadia consummates a Cascadia Sale that results in the holders of Cascadia Shares receiving a Cascadia Sale Price equal to or in excess of the applicable price per share attributable to one or more Triggering Events, then immediately prior to the consummation of such Cascadia Sale, Cascadia shall cause the Escrow Agent to disburse and distribute to each Eligible Company Equityholder (other than a Company Dissenting Shareholder) (in accordance with the Allocation Schedule) the applicable number of Earn Out Shares (to the extent not previously issued pursuant to the terms of Section 2.10(a)) in accordance with the Allocation Schedule. For avoidance of doubt:

(i) if the Cascadia Sale Price is greater than or equal to $12.00 per Cascadia Share, Cascadia shall cause the Escrow Agent to disburse and distribute the $12.00 Earn Out Shares (provided such shares have not previously been issued) to each Eligible Company Equityholder in accordance with the Allocation Schedule;

(ii) if the Cascadia Sale Price is greater than or equal to $14.00 per Cascadia Share, Cascadia shall cause the Escrow Agent to disburse and distribute the $14.00 Earn Out Shares (provided such shares have not previously been issued) to each Eligible Company Equityholder in accordance with the Allocation Schedule;

(iii) if the Cascadia Sale Price is greater than or equal to $16.00 per Cascadia Share, Cascadia shall cause the Escrow Agent to disburse and distribute the $16.00 Earn Out Shares (provided such shares have not previously been issued) to each Eligible Company Equityholder in accordance with the Allocation Schedule;

(iv) if the Cascadia Sale Price is greater than or equal to $18.00 per Cascadia Share, Cascadia shall cause the Escrow Agent to disburse and distribute the $18.00 Earn Out Shares (provided such shares have not previously been issued) to each Eligible Company Equityholder in accordance with the Allocation Schedule; and

(v) if the Cascadia Sale Price is greater than or equal to $20.00 per Cascadia Share, Cascadia shall cause the Escrow Agent to disburse and distribute the $20.00 Earn Out Shares (provided such shares have not previously been issued) to each Eligible Company Equityholder in accordance with the Allocation Schedule;

provided that if the Cascadia Sale Price is less than $12.00 per Cascadia Share, then Cascadia shall cause the Escrow Agent to disburse all of the Earn Out Shares to Cascadia and Cascadia shall promptly cancel such Earn Out Shares.

(e) Following the expiry of the Earn Out Period or the consummation of any Cascadia Sale, the Eligible Company Equityholders shall have been deemed to forfeit for no consideration any Earn Out Shares that have not become distributable pursuant to this Section 2.10 at or prior to such time (the “Forfeited Earn Out Shares”), and the Company shall thereafter cause the Escrow Agent to disburse all Forfeited Earn Out Shares to Cascadia and Cascadia shall promptly cancel such Forfeited Earn Out Shares and this Section 2.10 shall terminate.

(f) Cascadia’s obligation to cause the Escrow Agent to disburse and distribute Earn Out Shares with respect to a certain Eligible Company Equityholder shall be conditioned upon and subject to any notification and waiting period requirements of any applicable Antitrust Law.

(g) Notwithstanding anything in this Agreement to the contrary, any Earn Out Shares distributable under this Section 2.10 to any Eligible Company Equityholder in respect of Company Options held by such Eligible Company Equityholder as of immediately prior to the Effective Time shall be disbursed and distributed to such Eligible Company Equityholder only if such Eligible Company Equityholder continues to provide services (whether as an employee, director or individual independent contractor) to Cascadia or one of its Subsidiaries through the date of the occurrence of the corresponding Triggering Event that causes such Earn Out Shares to become distributable. Any Earn Out Shares that are forfeited pursuant to the preceding sentence shall be reallocated on a pro rata basis in accordance with the Allocation Schedule to the other Eligible Company Equityholders who remain entitled to receive Earn Out Shares.

(h) Notwithstanding anything to the contrary contained herein, no fraction of an Earn Out Share will be distributable by virtue of any Triggering Event, and each Person who would otherwise be entitled to a fraction of an Earn Out Share (after aggregating all fractional Earn Out Shares that otherwise would be received by such Person in connection with the occurrence of such Triggering Event) shall instead have the number of Earn Out Shares distributable to such Person rounded down to the nearest whole Earn Out Share.

(i) The rights to the Earn Out Shares (i) are solely contractual rights, (ii) will not be evidenced by a certificate, do not constitute securities or other instruments and are not readily marketable, and (iii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part.

(j) If, at any time between the Closing Date and the expiry of the Earn Out Period, the outstanding Cascadia Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained in this Section 2.10 that is based upon the price of Cascadia Shares, the number of outstanding Cascadia Shares or the number of issuable or distributable Earn Out Shares will be appropriately adjusted to provide to the Eligible Company Equityholders the same economic effect as contemplated by this Section 2.10 as of the date hereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedules (which shall only qualify the representations and warranties in this Article 3 in the manner set forth in Section 8.8), the Company hereby represents and warrants to the Cascadia Parties, in each case, as of the date of this Agreement and as of the Closing, as follows:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the state of Washington. Each Subsidiary of the Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where such failure to have such requisite power and authority would not, individually, or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) True and complete copies of the governing documents of each Group Company, in each case, as amended and in effect, has been made available to Cascadia. The governing documents of the Company and each other Group Company, including the Company Articles and the Company Bylaws, are in full force and effect, and no Group Company is in breach or violation of any provision set forth in its governing documents.

(c) Each Group Company is duly qualified, licensed or registered to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.1(c) of the Company Disclosure Schedules sets forth a true and complete list of the jurisdictions in which each Group Company is qualified, licensed or registered to carry on business.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement, as of the date hereof, for each Group Company, of (i) the number and class or series (as applicable) of all of the Equity Securities of such Group Company authorized as of the date hereof, (ii) the number and class or series (as applicable) of all of the Equity Securities of such Group Company issued and outstanding as of the date hereof and (iii) the identity of each Person that is a record owner thereof. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules or for Equity Securities issued or granted after the date hereof either permitted by Section 5.1(b)(v) (including as set forth in Section 5.1(b)(v) of the Company Disclosure Schedules), or in accordance with Section 5.1(b)(v), no Group Company has any issued and outstanding Equity Securities. All of the outstanding Equity Securities of the Group Companies, including the Company Shares, have been duly authorized and validly issued and are fully paid and non-assessable.

(b) The Equity Securities of each Group Company (i) were not issued or otherwise acquired in violation of the governing documents of such Group Company or any Contract to which such Group Company is party or bound, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, or similar rights of any Person, and (iii) have been offered, sold, transferred and issued in compliance with applicable Law, including Securities Laws. Except for the Company Options and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules or as set forth on Section 3.2(b) of the Company Disclosure Schedules, no Group Company has any outstanding (x) equity appreciation, phantom equity or profit participation rights, (y) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require such Group Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of such Group Company or (z) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Group Company. Section 3.2(b) of the Company Disclosure Schedules accurately identifies each Contract relating to any Equity Securities of any Group Company that contains any information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of any Group Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Company Shares may vote.

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of the Group Companies.

(e) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person (other than any Group Company) or the right to acquire any such Equity Security, and none of the Group Companies is a partner or member of any partnership, limited liability company or joint venture (other than any other Group Company).

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a true and complete statement, as of the date hereof, with respect to each Company Option, (i) the holder thereof, (ii) the date of grant, (iii) the exercise price, (iv) any applicable expiration (or similar) date and (v) any applicable vesting schedule (including acceleration provisions).

(g) Section 3.2(g) of the Company Disclosure schedules sets forth a true and complete statement, as of the date hereof, with respect to each Company Warrant, (i) the date of grant, (ii) any applicable exercise (or similar) price, (iii) the expiration date, (iv) any applicable vesting schedule (including acceleration provisions), (v) the number of Company Shares subject to the Company Warrant.

(h) Section 3.2(h) of the Company Disclosure Schedules sets forth a list of all Company Change of Control Payments as of the date of this Agreement.

(i) No event has occurred, and to the Company’s knowledge, no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any Liability of the Company to any current, former or alleged securityholder of the Company in such Person’s capacity (or alleged capacity) as a securityholder of the Company.

Section 3.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party and (subject to (a) the approval and adoption of this Agreement and the Transactions (including the Merger) by a written consent (in a form and substance as reasonably acceptable to Cascadia) duly executed by (i) the Requisite Preferred Holders and (ii) the Company Shareholders that hold a majority of the Company Preferred Shares and Company Common Shares voting together as a single class on an as-converted basis, and (b) the approval by written consent of the Requisite Preferred Holders to automatically convert each Company Preferred Share outstanding as of immediately prior to the Effective Time into Company Common Shares as of immediately prior to the Effective Time in accordance with the WBCA, the Company Articles and the Company Bylaws (the “Automatic Conversion Approval” and, together with the approval set forth in clause (a), the “Company Required Shareholder Approvals”)), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the Transactions, have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Required Shareholder Approvals, no other corporate or equivalent action or other Proceeding on the part of the Company or the Company Equityholders is necessary to authorize this Agreement or such Ancillary Documents, the Company’s performance of its obligations hereunder or thereunder or the consummation of the Transactions. This Agreement and each Ancillary Document to which the Company is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which the Company is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof), duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Company Required Shareholder Approvals are the only votes of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the Transactions (including the Merger).

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Cascadia a true and complete copy of (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2022 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss and cash flows of the Company and its Subsidiaries for the twelve-months then ended, and (ii) the audited consolidated balance sheet of the Company and its Subsidiaries as of each of December 31, 2020 and December 31, 2021, and the related audited consolidated statements of operations and comprehensive loss and cash flows of the Company and its Subsidiaries for each year then ended (collectively, the “Financial Statements”), which are attached as Section 3.4(a) of the Company Disclosure Schedules. The Financial Statements (including the notes thereto, if applicable) (A) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (B) in the case of any audited financial statements, were audited in accordance with the standards of the PCAOB and (C) fairly present, in all material respects, the financial position, results of operations, and cash flows of the Company for the periods indicated therein.

(b) The Closing Company Audited Financial Statements and any other Closing Company Financial Statements will be derived from the books and records of the Group Companies. The Closing Company Financial Statements will (A) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material) and the absence of notes thereto), (B) in the case of any audited financial statements, be audited in accordance with the standards of the PCAOB and to contain a report of the Company’s auditor and (C) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable). No financial statements other than those consolidated financial statements of the Group Companies are required by GAAP to be included in the Closing Company Audited Financial Statements.

(c) The Group Companies have no Liabilities except (i) as set forth on the face of the Latest Balance Sheet (rather than in any notes thereto), (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (excluding any Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort (including infringement of Intellectual Property Rights), Proceeding or violation of, or non-compliance with Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the Transactions (including, for the avoidance of doubt, the Company Expenses), or (iv) executory obligations under Contracts (excluding any Liabilities directly or indirectly related to a breach of Contract).

(d) The Group Companies have established and maintain systems of internal accounting controls that provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect, in reasonable detail, the revenues, expenses, assets and liabilities of the Group Companies.

(e) Except as set forth on Section 3.4(e) of the Company Disclosure Schedules, the Company has not received any written or, to the knowledge of the Company, oral complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(f) All accounts receivable reflected in the Financial Statements, represent arm’s length sales in the ordinary course of business, constitute valid claims of the Group Companies, as applicable, free and clear of all Liens other than Permitted Liens, and are not subject to any dispute, claim, set-off or other defense or counterclaims other than returns in the ordinary course of business. Since December 31, 2022, (i) there have not been any write-offs as uncollectible of such accounts receivable, except for write-offs in the ordinary course of business consistent with past practice, and (ii) there has not been a material change in the aggregate amount of such accounts receivable and amounts owing to the Company or any of its subsidiaries or the aging thereof.

(g) Any certifications and representations made by the Group Companies in any application by the Group Companies for a Paycheck Protection Program loan made by a lender authorized under the CARES Act to make such loan (such loan, a “PPP Loan” and such lender, a “PPP Lender”) and in any application for forgiveness of such PPP Loan, including in any material supporting documentation with respect thereto were, at the time of submission to the applicable PPP Lender and for all applicable periods under such applications and related loan documents, true, complete and correct in all respects. The Group Companies deposited all proceeds from any PPP Loan into a segregated account not subject to the Liens of any other lender of the Group Companies. The proceeds of any PPP Loan were used solely for the purposes permitted by the CARES Act, and the Group Companies has complied in all material respects with all requirements of the CARES Act.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the Transactions, except for (i) applicable requirements of any Antitrust Law, (ii) the filing with the SEC of the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC, (iii) the filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach or default under, any Order, Law or other restriction of any Governmental Entity to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except to the extent that the occurrence of any of the foregoing items set forth in clauses (ii), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or would not be or reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.6 Permits. Each of the Group Companies has all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted and as presently proposed to be conducted, except where the failure to have such Permits have not been, and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (the “Material Permits”). Except as set forth in Section 3.6 of the Company Disclosure Schedules, (i) each Material Permit is in full force and effect in accordance with its respective terms and (ii) there is no pending or, to the Company’s knowledge, threatened revocation, cancellation or termination of, or enforcement action with respect to any Material Permit.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party or by which any of their respective assets are bound, other than Company Equity Plans (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, Section 3.13(c) of the Company Disclosure Schedules, or Section 3.18(b) of the Company Disclosure Schedules, the “Material Contracts”):

(i) any Contract relating to Indebtedness for borrowed money of any Group Company or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Group Company and, for all Indebtedness of the Group Companies of the type described in clause (a) or (b) of the definition of Indebtedness as of the date of this Agreement, the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $300,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by any Group Company;

(iv) any joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, or similar Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $300,000 over the life of the Contract;

(v) any Contract that (A) limits or purports to limit the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area, (B) contains any exclusivity, “most favored nation”, rights of first negotiation or similar provisions, obligations or restrictions, including those granting any exclusive rights to any Person (including exclusive license rights granted by any Group Company to any Person in or to Company Intellectual Property), or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer;

(vi) any Contract (or group of related Contracts) requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $300,000 annually or (B) $500,000 over the life of such Contract (or group of related Contracts);

(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $300,000;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person individually or in the aggregate, in an amount in excess of $300,000 or made any capital contribution to, or other investment in, any Person;

(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which any Group Company (or Cascadia or any of its Affiliates after the Closing) is or may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Company Intellectual Property;

(xi) any Contract providing for any Company Change of Control Payment;

(xii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation, in each case in excess of $300,000;

(xiii) any settlement, conciliation or similar Contract (A) requiring monetary payments by any Group Company after the date of this Agreement in excess of $300,000, (B) with a Governmental Entity, or (C) that imposes any material, non-monetary obligations on any Group Company (other than customary confidentiality obligations);

(xiv) any Contract with any (A) Material Customer or (B) Material Supplier; and

(xv) any other Contract (or group of related Contracts) the performance of which requires either (A) annual payments to or from any Group Company in excess of $300,000 or (B) aggregate payments to or from any Group Company in excess of $500,000 over the life of such Contract (or group of related Contracts) and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b) Except as set forth on Section 3.7(b) of the Company Disclosure Schedules, (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or material default under, any Material Contract, (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or material default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto, and (iv) no party has repudiated any provision of any Material Contract or threatened in writing or, to the Company’s knowledge, orally to terminate any Material Contract. The Company has made available to Cascadia true and complete copies of all Material Contracts (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).

Section 3.8 Absence of Changes. During the period beginning on the date of the Latest Balance Sheet and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement or any Ancillary Document or as set forth on Section 3.8 of the Company Disclosure Schedules, (i) the Group Companies have conducted their businesses in the ordinary course of business in all material respects, and (ii) no Group Company has taken any action that would require the consent of Cascadia if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b).

Section 3.9 Litigation. There is no, and during the past three (3) years has not been any, material Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company or concerning any of the Group Companies’ assets, properties or business, except as would not, if adversely decided or resolved, be, or reasonably be expected to be, material to the business of the Group Companies, taken as a whole. There is no pending or, to the Company’s knowledge, threatened Proceeding against or involving any Group Company’s managers, officers, directors or employees (in their capacity as such), that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, or could prevent, enjoin, alter or delay any of the transactions contemplated hereunder or under any Ancillary Document. Neither the Group Companies nor any of their respective properties or assets is subject to any Order, except as would not be, or would not reasonably be expected to be, material to the business of the Group Companies, taken as a whole. There are no material Proceedings by any Group Company pending against any other Person.

Section 3.10 Compliance with Law. Each Group Company (a) conducts and for the past three (3) years has conducted its business in accordance with all Laws and Orders applicable to such Group Company in all material respects, (b) is not, and during the past three (3) years has not been, in violation of any such Law or Order in any material respect, (c) has not, within the past three (3) years, received or been subject to any written notice of, or been charged with, a material violation of any Law or Order, and (d) to the Company’s knowledge, no such allegation has been threatened.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Company Benefit Plans. Neither the Group Companies nor any ERISA Affiliates have any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional material Company Benefit Plan, or to continue, materially modify or materially amend any existing Company Benefit Plan, except for amendments required by applicable Law with respect to which the amendment deadline has not yet lapsed.

(b) With respect to each Company Benefit Plan, the Company has provided Cascadia with a current, true and complete copy of the current plan document and all amendments thereto (or, if such Company Benefit Plan is not in writing, an accurate summary of the material terms thereof) and, to the extent applicable: (i) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Company Benefit Plan; (ii) all material Contracts related to such Company Benefit Plan, including all trust agreements, insurance Contracts, annuity Contracts and service provider agreements; (iii) the most recent annual report (e.g., Form 5500 series and all schedules and financial statements attached thereto) filed with any Governmental Entity with respect to such Company Benefit Plan; (iv) all non-routine notices and correspondence since December 31, 2019 to or from any Governmental Entity relating to such Company Benefit Plan; and (v) all nondiscrimination, top-heavy and Code Section 415 and other year-end compliance tests performed with respect to such Company Benefit Plan for the three (3) most recently completed plan years.

(c) Except as set forth on Section 3.11(c) of the Company Disclosure Schedules, with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been established, documented, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable requirements of all applicable Laws, including ERISA and the Code (and the regulations and rulings issued thereunder), and each Group Company, each ERISA Affiliate and each other Person has properly performed in all material respects all of its duties and obligations under or with respect to such Company Benefit Plan; (ii) no Group Company, no ERISA Affiliate and no other Person has breached any fiduciary duty imposed upon it by ERISA or any other Law; (iii) except as could not result, individually or in the aggregate, in a material Liability to any Group Company, no prohibited transaction within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code (and not otherwise exempt under Section 408 of ERISA and Section 4975(c)(2) or 4975(d) of the Code) has occurred; (iv) except as could not result, individually or in the aggregate, in a material Liability to any Group Company, all contributions, premiums, distributions and other payments due or required to have been paid to (or with respect to) such Company Benefit Plan on or before the Closing Date have been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law or, if not due until after the Closing Date, have been accrued on the Latest Balance Sheet or paid; (v) except as could not result, individually or in the aggregate, in a material Liability to any Group Company, all returns, reports (including all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Company Benefit Plan required to be filed with any Governmental Entity or provided to any participant in such Company Benefit Plan (or the beneficiary of any such participant) have been properly filed or provided on or before their respective due dates and were complete and accurate when filed or provided; and (vi) no Group Company has incurred (whether or not assessed), and there exists no condition or set of circumstances in connection with which the Company, Cascadia, Merger Sub or any of their respective Subsidiaries or Affiliates could incur, directly or indirectly, any penalty, Tax, fine, Lien or Liability under ERISA, the Code or any other Law.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) is the subject of an unrevoked favorable determination letter from the IRS (or, in the case of a prototype, volume submitter or other pre-approved plan, is the subject of a current, unrevoked favorable opinion or advisory letter from the IRS upon which the Company and such Company Benefit Plan are entitled, under applicable IRS guidance, to rely) as to such Company Benefit Plan’s qualified status under the Code. Nothing has occurred or failed to occur, and no facts or circumstances exist, that could reasonably be expected to result in the loss of the qualified status of any such Company Benefit Plan or the exempt status of its related trust.

(e) Each Group Company has complied in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111 148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111 152, and all regulations and guidance issued thereunder, to the extent applicable thereto, including, to the extent applicable, the market reform mandates, the employer shared responsibility provisions relating to the offer of medical coverage that qualifies as “minimum essential coverage” that is “affordable” and provides “minimum value” to “full time employees” and their “dependents” (as those terms are defined in Section 4980H of the Code and the related Treasury Regulations), and the applicable information reporting requirements under Sections 6055 and 6056 of the Code.

(f) Each Non-U.S. Benefit Plan that is intended to qualify for any preferential Tax treatment satisfies the requirements for such treatment and has obtained all approvals of all relevant Governmental Entities that are necessary to qualify for such Tax treatment. Each Non-U.S. Benefit Plan is registered where required by any Governmental Entity and has been maintained in good standing with all relevant Governmental Entities. No Non-U.S. Benefit Plan is a “defined benefit plan,” as defined in Section 3(35) of ERISA (whether or not subject to ERISA), or similar plan or arrangement or has any unfunded or underfunded Liabilities that have not been fully accrued for on the Latest Balance Sheet or that will not be fully offset by insurance.

(g) No Group Company or ERISA Affiliate has, within the last six years, maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or has (or could have) any current or future Liability (including any contingent Liability) under or with respect to: (i) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), whether or not subject to ERISA, that is or, at any time, was subject to Section 302 or 303 of ERISA, Title IV of ERISA or Section 412 or 430 of the Code; (ii) any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code; or (iii) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company or ERISA Affiliate has ever maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or has (or could have) any current or future Liability (including any contingent Liability) under or with respect to, any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

(h) Except as set forth on Section 3.11(h) of the Company Disclosure Schedules, no Group Company or Company Benefit Plan provides (or contributes toward the cost of) or has any obligation or agreement to provide (or contribute toward the cost of), life insurance, medical or other welfare benefits coverage to any current or former owner, director, manager, officer, employee, consultant, independent contractor or service provider of or to the Group Companies (or the spouse, domestic partner, dependent or beneficiary of any such individual) after their retirement or other termination of ownership, employment or service, except to the extent required by applicable Law (at the sole expense of the covered individual). The Group Companies have no Liability by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(i) Each Company Benefit Plan that provides, in any part, nonqualified deferred compensation that is subject to Section 409A of the Code satisfies, in all material respects, the documentary and operational requirements of Section 409A(a)(2), 409(A)(a)(3), and 409A(a)(4) of the Code and all applicable guidance issued thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Benefit Plan), and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by any participant or beneficiary in any such Company Benefit Plan. No Group Company has any obligation or agreement (whether under a Company Benefit Plan or otherwise) to reimburse, “gross up,” indemnify or otherwise compensate any individual for any Taxes or interest imposed under Section 4999 or 409A of the Code.

(j) There are no material claims or Proceedings (other than routine claims for benefits) pending or, to the Company’s knowledge, threatened with respect to (or against the assets of) any Company Benefit Plan. No Company Benefit Plan is (or within the last six (6) years has been) the subject of an investigation, examination, audit or Proceeding by any Governmental Entity or the subject of an application or filing under or a participant in, an amnesty, voluntary compliance, self-correction or similar program (including EPCRS) sponsored by any Governmental Entity, and, to the Company’s knowledge, no such investigation, examination, audit or Proceeding is contemplated or under consideration by any Governmental Entity.

(k) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will or could (either alone or in combination with any other event) (i) entitle any current or former employee, director, manager, officer, consultant, independent contractor or other service provider of or to any Group Company to any severance, retention or change of control payments or benefits or to any other payment (whether under a Company Benefit Plan or otherwise and whether in cash or equity); (ii) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former employee, director, manager, officer, consultant, independent contractor or other service provider of or to any Group Company (whether under an Company Benefit Plan or otherwise), (iii) increase the amount or value of any compensation or benefits due or payable to any current or former employee, director, manager, officer, consultant, individual independent contractor or other service provider of or to any Group Company, (iv) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former employee, director, manager, officer, consultant, individual independent contractor or other service provider of or to any the Group Company (whether under a Company Benefit Plan or otherwise); or (v) impair any of the rights of the Company, Cascadia, or any of their respective Subsidiaries or Affiliates with respect to any Company Benefit Plan, including the right to amend, terminate, merge or transfer the asset of any Company Benefit Plan.

(l) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any Group Company under any Company Benefit Plan or otherwise as a result of the consummation of the Transactions could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(m) To the knowledge of the Company, all contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity have been timely made or, if not yet due, fully accrued on the Financial Statements.

Section 3.12 Environmental Matters.

(a) The Group Companies are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws, which compliance includes the possession by the Group Companies at the relevant times of all material Consents and Permits required under Environmental Laws, and compliance in all material respects with the terms and conditions thereof. The Group Companies have not received any written communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential material violation of, or material Liability under, any Environmental Laws.

(b) There is no, and for the past three (3) years there has not been, any Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company in respect to any Environmental Laws that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. There are no present or past actions, activities, facts, circumstances, uses, conditions, events or incidents that could form the basis of any material Proceeding in respect to any Environmental Law against any Group Company or against any Person whose Liability for any Proceeding in respect to any Environmental Laws such Group Company has contractually retained or assumed, or otherwise result in any material Liabilities to such Group Company under Environmental Law.

(c) The Company has not manufactured, released, treated, stored, disposed of, arranged for disposal of, transported or handled, or exposed any Person to, any Hazardous Substances other than in compliance in all material respects with applicable Environmental Laws, and no current or, to the Company’s knowledge, former property or facility is or has been contaminated by any Hazardous Substances in a manner that has resulted or could reasonably be expected to result in a material Liability of the Group Companies under Environmental Law. To the Company’s knowledge, there are no underground storage tanks that are now present at, or have heretofore been removed from, the Leased Real Property.

(d) The Group Companies have made available to Cascadia copies of all environmental assessments (including Phase I or Phase II environmental assessments), audits and reports that are in any Group Company’s possession or reasonable control relating to the current or former operations, properties or facilities of any Group Company or the compliance (or noncompliance) by any Group Company with any Environmental Laws.

Section 3.13 Technology and Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules contains a true and complete list of the following with respect to the Company Owned Intellectual Property Rights (collectively, “Company Registered Intellectual Property Rights”): (i) all issued patents and patent applications, including the patent number or application number for each jurisdiction in which filed, and date issued (or date filed); (ii) all registered trademarks, service marks, trade dress, and applications for registration of any of the foregoing, including the registration number or application number for each jurisdiction in which filed, and date of such registration or application; (iii) all registered copyrights, including the registration number for each jurisdiction in which registered, and date of such registration; and (iv) all domain name registrations, including the name of registry or issuer.

(b) To Company’s knowledge, all Company Registered Intellectual Property Rights are valid, enforceable and subsisting. There are no interferences, re-examinations, or oppositions pending or to Company’s knowledge threatened, involving any of the material Company Registered Intellectual Property Rights.

(c) Section 3.13(c) of the Company Disclosure Schedules contains a true and complete list of: (i) Out-Licenses of any Company Intellectual Property, including any such Out-License that grants any rights to modify or create derivative works of any material Company Owned Intellectual Property (in each case, other than Customer and Partner Licenses or Contracts where the license or rights granted by the applicable Group Company are ancillary to the main purpose of the Contract); (ii) In-Licenses of any Intellectual Property (other than Off-the-Shelf Software Licenses or Contracts where the license or rights granted to the applicable Group Company are ancillary to the main purpose of the Contract); (iii) all Contracts limiting or restricting in any material respect the use or enforcement or exploitation of any Company Owned Intellectual Property by any Group Company, including any such settlement, co-existence, consent to use and standstill agreements, but excluding non-exclusive Out-Licenses entered into in the ordinary course of business and (iv) all Contracts relating to the acquisition, divestiture, or development of material Company Owned Intellectual Property (other than any Contract between a Group Company and an employee or contractor entered into on such Group Company’s then current standard form of invention assignment and confidentiality agreement, a copy of which has been made available to Cascadia (or any other form that does not deviate from such standard form in any material respect to Intellectual Property-related provisions)).

(d) Section 3.13(d) of the Company Disclosure Schedules lists all current material Company Products made commercially available by any Group Company.

(e) Each Group Company (i) exclusively owns all right, title and interest in and to the Intellectual Property that it purports to own free and clear of Liens (other than Permitted Liens) or any requirement of any past, present, or future royalty or other payments, and (ii) possesses adequate and enforceable rights or a license to use all Company Licensed Intellectual Property used in or necessary for the operation of such Group Company’s business as currently conducted, free and clear of Liens (other than Permitted Liens).

(f) To the Company’s knowledge, neither any Group Company nor the operation of any Group Company’s business as currently conducted directly or indirectly infringes, violates, interferes with, or misappropriates any Intellectual Property Rights of any Person or constitutes unfair competition or unfair trade practice. To Company’s knowledge, no Person, including any current or former employee, consultant, or contractor of any Group Company, has infringed, violated, or misappropriated, or is infringing, violating, or misappropriating, any Company Owned Intellectual Property during the past three (3) years, and no Group Company has sent written notice of or brought any Proceeding alleging that any of the foregoing activities have occurred during the past three (3) years.

(g) No Proceedings are pending, and no Group Company has received written notice during the past three (3) years of any threatened Proceeding (i) challenging the validity, enforceability, ownership or registrability by any Group Company of any issued or registered Company Registered Intellectual Property Rights or, to the Company’s knowledge, the use or ownership of any Company Owned Intellectual Property, or (ii) alleging that any Group Company or the operation of a Group Company’s business infringes, violates, or misappropriates any other Person’s Intellectual Property Rights or constitutes unfair competition or unfair trade practices under the Laws of the applicable jurisdiction.

(h) Except as set forth in Section 3.13(h) of the Company Disclosure Schedules, no Person other than the Group Companies possess any copies of, or any current or contingent rights of any kind to, any source code of any material Software included in Company Owned Intellectual Property, and no Group Company has granted any current or contingent rights of any kind to, or has disclosed, licensed, escrowed, or made available, or has any duty or obligation (whether present, contingent, or otherwise) to disclose, license, escrow, or make available, any source code of any material Software that is part of any Company Owned Intellectual Property.

(i) All current and former Company employees or consultants, contractors and any other Persons who have contributed to or created any portion of, or otherwise have any rights in or to, any Intellectual Property purported to be owned by the Company have executed written Contracts assigning to the Company all of their Intellectual Property Rights in or to such Intellectual Property, except to the extent ownership of all such Intellectual Property Rights otherwise vests with the Company by operation of law.

(j) Each Group Company has taken commercially reasonable steps to protect its rights in and the confidentiality of trade secrets and other confidential information, including source code of Software included in the Company Owned Intellectual Property (both of such Group Company and that of third parties that such Group Company has received under an obligation of confidentiality). All employees, consultants, contractors, and other Persons with whom any Group Company has shared trade secrets or other material confidential information are under a contractual, legal, or enforceable ethical obligation to maintain the confidentiality of such trade secrets or other material confidential information, and to the Company’s knowledge, no Person is in breach of such confidentiality obligations.

(k) No Group Company has used or distributed any Open Source Software in manner that would require any Group Company (i) to disclose or distribute the source code of any material Software included in the Company Owned Intellectual Property, (ii) to contribute any material Software included in the Company Owned Intellectual Property to any open source project, or (iii) to make available to licensees at no cost any material Software included in the Company Owned Intellectual Property (including for the purpose of making additional copies or derivative works). During the past three (3) years, each Group Company has at all times maintained policies and procedures regarding the use of Open Source Software by applicable Group Company employees, consultants and contractors, including policies regarding integration of Open Source Software with proprietary Software and policies to ensure compliance with Open Source Software licenses.

(l) No Group Company is a member of any standards-setting organization (including any group or organization, such as special interest groups, forums, consortia, committees, working groups or associations) that develops (or attempts to develop), adopts or publishes technical standards or specifications for a product, platform or process in furtherance of common design or interoperability among products employing such standards or specifications. No Group Company has participated (nor authorized any consultant or employee of any Group Company to participate) in any standards-setting that would affect the proprietary nature of any Company Owned Intellectual Property or restrict the ability of any Group Company to use, enforce, license or exclude others from using or licensing any Company Owned Intellectual Property on any terms proposed by any Group Company. There is no existing obligation imposed by any standards-setting organization on any Group Company, or attached to or imposed on any Company Owned Intellectual Property, including to license or agree to license, covenant not to sue, or withhold enforcement on Company Owned Intellectual Property.

(m) No funding, facilities, personnel, or other resources of any Governmental Entity or any university, college or other educational institution, research center, or non-profit organization were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned Intellectual Property. No current or former employee or independent contractor of any Group Company who contributed to the creation or development of any Company Owned Intellectual Property has performed services of any kind, whether on a full or part- time or paid or volunteer basis, for any Governmental Entity or any university, college, or other educational institution, research center, or non-profit organization during a period of time during which such employee or independent contractor was also performing services for any Group Company. No Governmental Entity has any rights to Company Owned Intellectual Property.

(n) Neither the execution, delivery, or performance of this Agreement (or any exhibit or schedule thereto), nor the consummation of any of the other agreements contemplated by this Agreement will (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any Contract required to be set forth in Section 3.13(c) of the Company Disclosure Schedules, (ii) result in the loss, termination or impairment of any rights of any Group Company in any Intellectual Property; or (iii) result in the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Company Owned Intellectual Property.

Section 3.14 Labor Matters.

(a) The Company has made available to Cascadia a true and complete list of the following information: (i) each Group Company that employs any employees and the number of employees employed by such Group Company; (ii) each U.S. state and non-U.S. country in which any employee of any Group Company resides, and the number of such employees in such U.S. state or non-U.S. country (as applicable); and (iii) each employee of any Group Company that receives annual compensation in excess of $200,000.

(b) Except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, (i) none of the Group Companies (A) has or has had any Liability, threatened or pending litigation or agency investigation matters for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability, threatened or pending litigation or agency investigation matters for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits (whether or not pursuant to a Company Benefit Plan) or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company.

(c) Since January 1, 2020, (i) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment Retraining and Notification Act of 1988, as well as similar foreign, state or local Laws (“WARN”), related to any Group Company where any material Liability remains outstanding, and (ii) the Group Companies have not incurred any material Liability under WARN.

(d) No Group Company is a party to or bound by any CBA and no employees of the Group Companies are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the Transactions. There has been no actual or, to the Company’s knowledge, threatened material unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, during the past three (3) years, there have not been any labor organizing activities with respect to any employees of any Group Company.

(e) To the Company’s knowledge, no current employee is in violation of any material term of any employment agreement, nondisclosure agreement, noncompetition agreement, non-solicitation agreement, or other restrictive covenant obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Group Company.

(f) Each Group Company (i) has at all times been in compliance in all material respects with all applicable Laws and regulations respecting employment and employment practices, including hiring, termination of employment, nondiscrimination in employment, disability, civil rights, immigration, pay equity, terms and conditions of employment, the Fair Labor Standards Act and its state law equivalents, and occupational safety and health, worker classification, (ii) has not engaged in any unfair labor practices, and (iii) has not incurred any Liability for breach of any employment Contract or other Contract of service or for fees-for service with any employee or independent contractor, for redundancy payments, protective awards or for compensation for wrongful dismissal, unfair dismissal or for failure to comply with any Order for the reinstatement or re-engagement of any employee or for any other liability accruing from the termination of any Contract of employment or for services. Each Group Company is in compliance in all material respects with the United States Immigration Reform and Control Act.

(g) There are no material controversies or actual or, to the Company’s knowledge, threatened litigation or agency investigation matters currently pending or, to Company’s knowledge, threatened, between any Group Company and any of its current or former employees, or independent contractors, or any trade or labor union, works council, or similar body. There is not any claim, action, suit, charge, grievance, arbitration, or investigation before any Governmental Entity, court, or tribunal, foreign or domestic, including claims for compensation, severance, benefits, vacation time or pay, pension benefits, damages, or any other claim or threatened claim from any current or former employee or any other Person arising out of any Group Company’s status as employer or purported employer or any workplace practices or policies, whether in the form of claims for discrimination, sexual or other harassment, equal pay, unfair labor practices, grievances, wage and hour violations, wrongful discharge, public policy violations, as a whistleblower, or otherwise.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a true, correct and complete list of all insurance policies (other than Company Benefit Plans) owned, held or maintained by any Group Company or for the benefit of any of its current or former employees, officers, directors or managers (in each such individual’s capacity as such) as of the date of this Agreement, including the following information for each policy: (a) the title of such policy; (b) the policy number; (c) the period of coverage; (d) the name of the insurer; (e) the name of the policyholder; and (f) the name of each covered insured. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to Cascadia. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof. No Group Company is, and, to the Company’s knowledge, no other party to such policies are or have been in default or otherwise in breach thereof (including regarding payment of premiums or giving of notices); and no event has occurred that (with or without the passage of time or giving of notice) would reasonably be expected to constitute such a default or breach, or permit termination, modification, cancellation or acceleration of any right or obligation under such policies. The policies provide coverage of the type and in the amounts customarily carried by Persons conducting businesses or owning properties and assets similar to those of the Company.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and timely filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance with all applicable Laws, and each Group Company has paid all Income Taxes and other material Taxes required to have been paid by it regardless of whether or not shown on a Tax Return.

(b) The unpaid Taxes of the Group Companies did not, as of the date of the Latest Balance Sheet, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax Liabilities established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet included in the Financial Statements. Since the date of the Financial Statements, no Group Company has not incurred any Liability for Taxes, except in the ordinary course of business consistent with past practice.

(c) Each Group Company has timely withheld and paid to the appropriate Tax Authority all amounts required to have been withheld and paid in connection with material amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(d) Each Group Company has (i) collected all material sales, use, value added, goods and services, gross receipts, digital services, and similar Taxes required to be (or that are customarily) collected and (ii) timely paid all material sales, use, value added, goods and services, gross receipts, digital services, and similar Taxes required to be paid to the appropriate Governmental Entity in accordance with applicable Laws.

(e) The Company has made available to Cascadia true, correct and complete copies of all income and other material Tax Returns filed by any Group Company for all periods, including all Forms 1042 and 1099, but excluding other information Tax Returns (e.g., Forms W-2).

(f) No Group Company is currently the subject of a Tax Proceeding or has been informed of the commencement or anticipated commencement of any Tax Proceeding that has not been resolved or completed, in each case with respect to Taxes. No Group Company has been delinquent in the payment of any Tax, and there are no claimed, proposed, or asserted Tax deficiencies or assessments of Tax with respect to any Group Company that have not been fully paid.

(g) No Group Company has consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business with respect to Tax Returns which have since been filed.

(h) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any Group Company which agreement or ruling would be effective after the Closing Date. Section 3.16(h) of the Company Disclosure Schedule describes the terms and conditions of any Tax incentive, Tax holiday or other Tax reduction agreement or order or other special regime with regards to the payment of Taxes applicable to any Group Company (“Tax Incentive”).

(i) No Group Company is or has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law).

(j) There are no Liens for Taxes on any asset of any of the Group Companies other than Permitted Liens.

(k) No Group Company has been either a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Section 355(a)(1)(A) of the Code in a transaction purported or intended to be governed by Section 355 of the Code (i) in the two (2) years before the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Transactions.

(l) No Group Company (i) has been a member of an affiliated group filing a consolidated federal Income Tax Return (other than the affiliated group of which the common parent is the Company) or (ii) has Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of Law or by Contract (other than any Contract entered into in the ordinary course of business and the principal purposes of which does not relate to Taxes).

(m) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to Taxation by that jurisdiction.

(n) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one among the Company and one or more other Group Companies or that is included in a Contract entered into in the ordinary course of business and the principal purposes of which does not relate to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state and local Income Tax purposes.

(o) Section 3.16(o) of the Company Disclosure Schedules (i) sets forth each Group Company and (ii) identifies (A) the jurisdiction of formation or organization of each Group Company, (B) the classification of each Group Company for U.S. federal income Tax purposes, and (C) each Group Company for which an election under Treasury Regulation section 301.7701-3(c) has been filed. Each Group Company is Tax resident only in its jurisdiction of incorporation or formation, as applicable.

(p) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(q) No Group Company will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing as a result of: (i) a change in its method of accounting or use of an improper method of accounting, in each case, prior to the Closing; (ii) any installment sale or open transaction disposition arising in a Taxable period (or portion thereof) ending on or prior to the Closing; or (iii) a prepaid amount received or deferred revenue realized on or prior to the Closing (including for this purpose any income deferred under Section 451(c) of the Code, Revenue Procedure 2004-34 or any similar provision of other applicable Law). Each Group Company has always used the accrual method of accounting for Tax purposes since its formation. No elections pursuant to Section 965 of the Code related to any Group Company has been made.

(r) Except as set forth on Section 3.16(r) of the Company Disclosure Schedules, no Group Company has extended, deferred or delayed the withholding or payment of any material Taxes under the CARES Act, the CAA or otherwise as a result of the effects of COVID-19 (including pursuant to IRS Notice 2020-65 or IRS Notice 2021-11).

(s) No Group Company has claimed any Tax credits under the CARES Act, the FFCRA or Sections 3131, 3132 or 3134 of the Code.

(t) The Group Companies have prepared and kept available to the applicable Taxing Authorities the mandatory transfer pricing documentation required by Law.

(u) No Group Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v) No Group Company has (i) an “overall foreign loss” within the meaning of Section 904(f) of the Code, (ii) an “overall domestic loss” within the meaning of Section 904(g) of the Code, or (iii) a “dual consolidated loss” within the meaning of Section 1503(d) of the Code.

(w) Each Group Company has disclosed on its Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Tax within the meaning of section 6662 of the Code.

(x) As of the date of this Agreement, no Group Company has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Company’s knowledge, no facts or circumstances exist as of the date of this Agreement that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.17 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company), as of the date of this Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any Group Company has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. The Group Companies do not own and have never owned any real property (including any ownership interest in any buildings or structures and improvements located thereon). The Group Companies are not bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to Cascadia. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or material default by any Group Company or, to the Company’s knowledge, any counterparty under any Real Property Lease, and no event has occurred which (with or without notice or lapse of time or both) would reasonably be expected to constitute a material breach or material default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been disturbed, and there are no material disputes with respect to any Real Property Lease. The Group Companies have not received any written notice of any material violation of Laws with respect to any Real Property Lease or any Leased Real Property. There is no pending or, to the Company’s knowledge, threatened Proceedings regarding condemnation or other eminent domain Proceedings affecting any Leased Real Property. There are no leases, subleases, licenses or other agreements granting to any Person other than the Group Companies any right of use or occupancy of any portion of the Leased Real Property. All land, buildings, structures and other improvements used by the Group Companies are included in the Leased Real Property.

(c) Personal Property. Each Group Company has good and marketable title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, free and clear of all Liens other than Permitted Liens, except for assets disposed of in the ordinary course of business.

(d) Assets. The assets owned, leased or licensed by the Group Companies constitute all of the properties and assets necessary to operate the business of the Group Companies as currently conducted and each asset of the Group Companies that is tangible personal property has been maintained in accordance with normal and applicable industry practice, is in good operating condition and repair, subject to normal wear and tear, and is suitable and sufficient for the purposes for which it is used, held for use and presently proposed to be used, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Group Companies, taken as a whole. To the Company’s knowledge, there are no facts or conditions that would reasonably be expected, individually or in the aggregate, to interfere with the current use or operation of such properties and assets.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any employee, officer, director, equityholder or Affiliate of any Group Company or any spouse, child or member of the same household of any officer, director or employee of any Group Company or any Affiliate of any Group Company, on the other hand (each Person identified in this clause (b), a “Company Affiliated Party”), other than (i) Contracts with respect to a Company Affiliated Party’s status as an employee (including Company Benefit Plans and other ordinary course compensation) entered into in the ordinary course of business that have been made available to Cascadia, (ii) Contracts with respect to a Company Shareholder’s or a holder of Company Equity Awards status as a holder of Equity Securities of the Company, and (iii) customary director and officer indemnification agreements that have been made available to Cascadia. No Company Affiliated Party (A) owns any material interest in any material asset or property used in any Group Company’s business, including Company Owned Intellectual Property, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a competitor, supplier, vendor, partner, customer, lessor or other business relation of any Group Company, or (C) has any claim, charge, action or cause of action against any Group Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits. No Group Company is indebted to any Company Affiliated Party (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, in each case in the ordinary course of business), and no such Person is indebted to any Group Company. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Affiliated Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) There is not, and there has never been, any Proceeding pending or, to the Company’s knowledge, threatened, against or involving any Group Company initiated by any Person (including (i) the United States Federal Trade Commission or any state attorney general or similar state official, (ii) any other Governmental Entity, foreign or domestic or (iii) any regulatory or self-regulatory entity) alleging that any Processing of Protected Data by or on behalf of any Group Company is or was in violation of any Privacy Requirements, nor are there or have there been valid grounds for any such Proceeding.

(b) Except as set forth on Section 3.20(b) of the Company Disclosure Schedules, (i) there has not been any Data Breach involving any Group Company, or any of its contractors with regard to any Protected Data obtained from or on behalf of any Group Company, (ii) there have been no unauthorized intrusions or breaches of security into any Company IT Systems, and (iii) none of the Group Companies have been notified or been required to notify any Person of any of the foregoing or any loss, theft or damage of Protected Data.

(c) Each Group Company (i) has published and is in compliance with its public-facing privacy policies and its internal privacy policies and guidelines, (ii) has implemented and maintains commercially reasonable administrative, technical and physical measures, policies, procedures, and rules to ensure that Personal Data is protected against Data Breaches and other loss, damage, and unauthorized access, use, modification or other misuse, including a comprehensive written information security plan that complies with all applicable Privacy Requirements, (iii) has made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, governmental authorities and other applicable Persons required by applicable Privacy Requirements related to data privacy, data collection, data protection and data security and has filed any required registrations with the applicable data protection authority, and (iv) maintains systems and procedures to receive and effectively respond to complaints and, to the extent required by applicable Privacy Requirements, individual rights requests, in connection with each Group Company’s Processing of Personal Data, and each has complied with all such complaints and individual rights requests. To the Company’s knowledge, at all times (A) each Group Company has complied in all material respects with applicable Privacy Requirements, and (B) each Group Company has had valid and legal rights to Process all Protected Data that is Processed by or on behalf of such Group Company in connection with the use and/or operation of its products, services and business (including Company Products), and neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement will violate in any material respects any applicable Privacy Requirements.

(d) Each Group Company owns or has a license or other right to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. To the Company’s knowledge, all Company IT Systems (i) are free from any defect, bug, virus or programming, design or documentation error and do not contain any disabling software, code or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, any software, data or other information (“Malicious Code”), (ii) are in sufficiently good working condition to effectively perform all information technology operations necessary for the operation of the business of the Group Companies (except for ordinary wear and tear), and (iii) include safeguards consistent with industry standards and are designed to protect the security, confidentiality, availability, and integrity of the Group Companies’ Protected Data and includes appropriate backup, disaster recovery, and software and hardware support arrangements. Each Group Company has taken reasonable precautions to (x) protect the confidentiality, integrity and security of the Company IT Systems and all information and data stored or contained therein or transmitted thereby from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person and (x) ensure that all Company IT Systems and Company Products are (A) fully functional and operate and run in a reasonable and efficient business manner in all material respects, and (B) free from any bug, virus, malware, programming, design or documentation error, corruption, material defect, or Malicious Code. There have not been any material failures, breakdowns or continued substandard performance of any Company IT Systems that have caused a material failure or disruption of the Company IT Systems other than routine failures or disruptions that have been fully remediated in the ordinary course of business.

Section 3.21 International Trade and Anti-Corruption.

(a) None of the Group Companies, any of their respective officers, directors, employees, or, to the Company’s knowledge, any other Representatives or any other Persons acting for or on behalf of any of the foregoing, is or has, during the last five (5) years, been (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any

Sanctions and Export Control Laws; (iii) an entity owned or controlled, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has ever been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, Venezuela, Syria, and the Crimea, Donetsk People’s Republic (“DNR”) and Luhansk People’s Republic (“LNR”) areas of Ukraine).

(b) None of the Group Companies, any of their respective officers, directors, employees, or, to the Company’s knowledge, any other Representatives or any other Persons acting for or on behalf of any of the foregoing has, during the last five (5) years, directly or indirectly (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or anything of value to or from any Person with corrupt intent to obtain or retain an improper business advantage, (ii) made or paid any contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment or anything of value in violation of any Anti-Corruption Laws. No Group Company personnel, or other Person acting on behalf of the Group Company, is currently a foreign government official, foreign political party official, or a candidate for foreign political office. No officer or director of any Group Company or, to the Company’s knowledge, any other Person acting on behalf of any Group Company has been found guilty of fraud or corruption or been found to be ineligible for government procurement programs.

(c) No Group Company has, during the past five (5) years, directly or indirectly, exported, re-exported, transferred, released, shipped, transmitted or otherwise provided money, monetary value, goods, Technology, Software, or services (collectively, “Export”) to: (i) any individual, entity, country or region prohibited by Sanctions and Export Control Laws, including the prohibition against Exports (A) into, or to a national or resident of, any country or region subject to U.S. sanctions or similar export restrictions (e.g., Cuba, Iran, North Korea, Syria, or the Crimea, DNR, and LNR areas of Ukraine), or (B) to anyone on OFAC’s Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identifications List or Foreign Sanctions Evaders List, the U.S. Department of Commerce’s Bureau of Industry and Security Denied Persons List, Unverified List, Entity List, or Military End User List or otherwise subject to U.S. economic sanctions or export restrictions; or (ii) for any purpose prohibited by Sanctions and Export Control Laws, including nuclear, chemical or biological weapons proliferation or development of missile technology.

(d) There is no Proceeding with respect to a violation of any applicable Trade Compliance Laws that is now pending or, to the Company’s knowledge, currently threatened with respect to any Group Company or its Affiliates. No Group Company nor any of their respective Affiliates has made any voluntary disclosure with respect to a possible violation of Trade Compliance Laws to any Governmental Entity. During the past five (5) years, none of the Group Companies, their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives have violated any Trade Compliance Laws.

(e) The Group Companies have instituted and maintain policies and procedures reasonably designed to prevent violations of Sanctions and Export Control Laws and Anti-Corruption Laws. The Group Companies, any of their respective officers, directors or employees or any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing will not directly or indirectly use any part of the Aggregate Transaction Proceeds or any other proceeds related to the Agreement in violation of any Sanctions and Export Control Laws or Anti-Corruption Laws.

(f) To the Company’s knowledge, all persons manufacturing or sourcing any products for any Group Company (collectively, “Suppliers”) are in compliance with all applicable Laws.

Section 3.22 Customers and Suppliers. Section 3.22 of the Company Disclosure Schedules sets forth a list of each of the Group Companies’ (a) top fifteen (15) customers (inclusive of distributors and value-added-resellers), based on amounts paid for goods or services for the twelve (12) month period ended December 31, 2022, showing the approximate total sales by the Group Companies to each such material customer (each such customer, a “Material Customer”) and (b) top fifteen (15) suppliers and vendors of goods and services to the Group Companies based on amounts paid for goods or services for the twelve (12) month period ended December 31, 2022, and the approximate total purchases by the Group Companies from each such material supplier, during each such period (each such supplier, a “Material Supplier”). No Material Customer or Material Supplier has (i) terminated or threatened in writing or, to the Company’s knowledge, orally to terminate its relationship with any of the Group Companies, (ii) as of the date hereof, materially reduced its business with any of the Group Companies or adversely modified its relationship with any of the Group Companies, (iii) as of the date hereof, notified any of the Group Companies of its intention to take any such action and, to the Company’s knowledge, no such Material Customer or Material Supplier is contemplating such action, or (iv) to the Company’s knowledge, has become insolvent or is subject to bankruptcy proceedings.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Cascadia Shareholders or at the time of the Cascadia Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.23, no representation or warranty is made by either the Group Companies with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the Group Companies for use therein.

Section 3.24 Corporate Records. The corporate records of the Group Companies, including the Group Companies’ governing documents, minute books, registers, share certificate books and all other similar documents and records (“Corporate Records”) are complete and accurate and all corporate proceedings and actions (including all meetings, passing of resolutions, transfers, elections and appointments) are reflected in the Corporate Records and have been conducted or taken in compliance with all applicable Laws and in accordance with the governing documents of the Group Companies. A true and complete copy of the Corporate Records has been made available to Cascadia.

Section 3.25 Significant and Dormant Subsidiaries.

(a) Section 3.25(a) of the Company Disclosure Schedules sets forth a true and complete list of all Subsidiaries of the Company that would qualify as a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X.

(b) Section 3.25(b) of the Company Disclosure Schedules sets forth a true and complete list of all Subsidiaries of the Company that are dormant as of the date hereof (the “Dormant Subsidiaries”). None of the Dormant Subsidiaries has ever had any assets, properties, Liabilities or operations of any kind.

Section 3.26 Conflict Minerals. The Group Companies are, and for the past three (3) years have been, in compliance in all material respects with all Laws regarding (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (b) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo, including the requirements of Section 13(p) of the Exchange Act and any applicable written standards, requirements, directives or policies of the SEC or any other Governmental Entity.

Section 3.27 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Cascadia Parties.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any Cascadia Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the Cascadia Parties or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions. Notwithstanding anything to the contrary in this Agreement, claims against the Cascadia Parties shall not be limited in any respect in the event of fraud.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE CASCADIA PARTIES

Except (a) as set forth on the Cascadia Disclosure Schedules (which will only qualify the representations and warranties set forth in this Article 4 in the manner set forth in Section 8.8), or (b) as set forth in any Cascadia SEC Reports publicly filed with the SEC (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature); each Cascadia Party hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing, as follows:

Section 4.1 Organization and Qualification. Each Cascadia Party is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). The governing documents of each Cascadia Party are in full force and effect, and no Cascadia Party is in breach or violation of any provision set forth in its governing documents.

Section 4.2 Authority. Each Cascadia Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party and, subject to (a) the receipt of the Cascadia Shareholder Approval and (b) the Required Merger Sub Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Documents to which any Cascadia Party is or will be a party, the performance of any Cascadia Party’s obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized and unanimously approved by the Cascadia Board (including that, as of the date hereof, the Cascadia Board has unanimously made, and has not revoked, the Cascadia Board Recommendation) and upon receipt of the Required Cascadia Shareholder Approval and the Required Merger Sub Approval, no other corporate or equivalent action or proceeding on the part of any holder of Cascadia capital stock, Cascadia or Merger Sub is necessary to authorize this Agreement or such Ancillary Documents, the performance of any Cascadia Party’s obligations hereunder or thereunder or the consummation of the Transactions. This Agreement and each Ancillary Document to which any Cascadia Party is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which any Cascadia Party is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof), duly and validly executed and delivered by such Cascadia Party and constitutes (or, with respect to each Ancillary Document contemplated to be executed after the execution of this Agreement, will constitute upon execution thereof), a valid, legal and binding agreement of such Cascadia Party (assuming this Agreement has been and the Ancillary Documents to which such Cascadia Party is or is contemplated to be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against such Cascadia Party in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Required Cascadia Shareholder Approval and the Required Merger Sub Approval are the only votes or consents of the holders of any class or series of capital stock of Cascadia or Merger Sub required to approve and adopt this Agreement, the Ancillary Documents to which any Cascadia Party is or is contemplated to be a party, the performance of the Cascadia Parties’ obligations hereunder and thereunder and the consummation of the Transactions (including the Merger).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Cascadia Party with respect to such Cascadia Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the Transactions, except for (i) applicable requirements of any Antitrust Law, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) such filings with and approvals of Nasdaq to permit the Cascadia Shares to be issued in connection with the Transactions and the other Ancillary Documents to be listed on Nasdaq, (iv) the filing of the Certificate of Merger, or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Cascadia Material Adverse Effect.

(b) None of the execution or delivery by any Cascadia Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by any Cascadia Party of its obligations hereunder or thereunder or the consummation by any Cascadia Party of the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the governing documents of any Cascadia Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a Cascadia Party is a party, (iii) violate, or constitute a breach or default under, any Order, Law, or other restriction of any Governmental Entity to which any such Cascadia Party or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Cascadia Party, except in the case of any of clauses (ii) through (iv) above, as would not have a Cascadia Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the Cascadia Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by or on behalf of any Cascadia Party or any of its Affiliates for which any Cascadia Party has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either Cascadia Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Cascadia Shareholders or at the time of the Cascadia Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by either Cascadia Party with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the Cascadia Parties for use therein.

Section 4.6 Capitalization of the Cascadia Parties.

(a) Section 4.6(a) of the Cascadia Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Equity Securities of Cascadia as of the date hereof. All such Equity Securities have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (x) were not issued in violation of the governing documents of Cascadia or in violation of any other Contracts to which Cascadia is a party or otherwise bound, in each case, in any material respect, (y) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the governing documents of Cascadia) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (z) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (y) and (z), in all material respects. Except for the Equity Securities set forth on Section 4.6(a) of the Cascadia Disclosure Schedules, immediately prior to Closing and before giving effect to the Financing and the Cascadia Shareholder Redemption, there shall be no other Equity Securities of Cascadia issued and outstanding.

(b) Immediately after the Effective Time, all of the issued and outstanding Equity Securities of Cascadia (A) will be duly authorized, validly issued, fully paid and non-assessable, (B) will have been issued in compliance with applicable Law, including Securities Laws, and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which Cascadia is a party or bound, in each case under clause (B) and clause (C), in any material respect.

(c) Except (i) as set forth on Section 4.6(a) of the Cascadia Disclosure Schedules, (ii) for the issuance of the Cascadia Shares as expressly contemplated by this Agreement or the Financing or the entry into the applicable Ancillary Documents, (iii) as permitted to be issued, granted or entered into, as applicable, pursuant to Section 5.11(b)(viii) (including as set forth in Section 5.11(b)(viii) of the Cascadia Disclosure Schedules) in accordance with Section 5.11(b)(viii) or (iv) for the capital stock of Merger Sub owned by Cascadia, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights with respect to which any Cascadia Party is a party or pursuant to which it has any obligations or (B) options, restricted stock, restricted stock units phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts or commitment that could require Cascadia to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Cascadia Party. There are no outstanding bonds, debentures, notes or other indebtedness of Cascadia having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Cascadia Shares may vote. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Cascadia Party’s Equity Securities between any Cascadia Party and any other Person. The Cascadia Parties are not a party to any shareholders agreement, or registration rights agreement relating to Cascadia Shares or any other Equity Securities of Cascadia.

(d) The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with applicable Law, including Securities Laws, in each case under clause (ii), in all material respects and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by Cascadia free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the governing documents of Merger Sub). As of the date of this Agreement, Cascadia has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub. Merger Sub was formed solely for the purpose of consummating the Transactions.

(e) Except for the ownership of Cascadia of the Equity Securities of Merger Sub, no Cascadia Party owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and no Cascadia Party is a partner or member of any partnership, limited liability company or joint venture.

Section 4.7 SEC Filings. Cascadia has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to applicable Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Cascadia SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to applicable Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Cascadia SEC Reports”). Each of the Cascadia SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Cascadia SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects, with the applicable requirements of the applicable Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Cascadia SEC Reports or the Additional Cascadia SEC Reports (for purposes of the Additional Cascadia SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the Cascadia SEC Reports did not, and the Additional Cascadia SEC Reports will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Cascadia SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Cascadia SEC Reports.

Section 4.8 Investment Company Act. No Cascadia Party is required to be registered as an “investment company” and is not a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case, within the meaning of the Investment Company Act of 1940.

Section 4.9 Trust Account; Financial Ability. As of the date of this Agreement, Cascadia has an amount in cash in the Trust Account equal to at least $150,000,000. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated August 25, 2021 (the “Trust Agreement”), between Cascadia and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). Except as set forth in Section 4.9 of the Cascadia Disclosure Schedules, there are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Cascadia SEC Reports to be inaccurate or, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Cascadia Shareholders who shall have elected to redeem their Cascadia Shares pursuant to the governing documents of Cascadia or (iii) if Cascadia fails to complete a business combination within the allotted time period set forth in the governing documents of Cascadia and liquidates the Trust Account, subject to the terms of the Trust Agreement, Cascadia (in limited amounts to permit Cascadia to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Cascadia) and then the Pre-Closing Cascadia Shareholders). Except as set forth in Section 4.9 of the Cascadia Disclosure Schedules, prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the governing documents of Cascadia and the Trust Agreement. As of the date hereof, Cascadia has performed all material obligations required to be performed by it, and is not in material breach or default, or delinquent in performance in any material respect, under the Trust Agreement. As of the date of this Agreement, there are no Proceedings pending, or to Cascadia’s knowledge, threatened with respect to the Trust Account. Except as set forth in Section 4.9 of the Cascadia Disclosure Schedules, since August 25, 2021, Cascadia has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the Transactions (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Cascadia Shareholders who have elected to redeem their Cascadia Shares pursuant to the governing documents of Cascadia, each in accordance with the terms of and as set forth in the Trust Agreement), Cascadia shall have no further obligation under either the Trust Agreement or the governing documents of Cascadia to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.10 Transactions with Affiliates. Section 4.10 of the Cascadia Disclosure Schedules sets forth all Contracts between (a) Cascadia, on the one hand, and (b) any employee, officer, director, equityholder or Affiliate of Cascadia or any spouse, child or member of the same household of any officer, director or employee of Cascadia, Cascadia Sponsor or any of their respective Affiliates, on the other hand (each Person identified in this clause (b), a “Cascadia Affiliated Party”), other than (i) Contracts with respect to a Cascadia Affiliated Party’s employment with, or the provision of services to, Cascadia entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.11 (including as set forth in Section 5.11 of the Cascadia Disclosure Schedules) or entered into in accordance with Section 5.11, (iii) Contracts with respect to a Person’s status as a holder of

Cascadia Shares and (iv) customary director and officer indemnification agreements that have been made available to the Company or are in the form that is publicly filed with the SEC. No Cascadia Affiliated Party (A) owns any material interest in any material asset or property used in the business of Cascadia, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of Cascadia. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.10 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.10) are referred to herein as “Cascadia Affiliated Party Transactions”.

Section 4.11 Litigation. There is no Proceeding pending or, to Cascadia’s knowledge, threatened against any Cascadia Party, or, to Cascadia’s knowledge, pending or threatened against any Cascadia Party’s managers, officers, directors or employees (in their capacity as such), that, if adversely decided or resolved, has been or would reasonably be expected to have a Cascadia Material Adverse Effect. None of the Cascadia Parties nor any of their respective properties or assets is subject to any Order that has or would reasonably be expected to have a Cascadia Material Adverse Effect. As of the date of this Agreement, there are no material Proceedings by any Cascadia Party pending against any other Person.

Section 4.12 Compliance with Applicable Law. Each Cascadia Party (a) is in compliance with all applicable Laws, and (b) as of the date of this Agreement, has not received any written communications or, to Cascadia’s knowledge, any other communications from a Governmental Entity that alleges that any Cascadia Party is not in compliance with any Law or Order, except in the case of clauses (a) and (b) as is not and would not reasonably be expected, individually or in the aggregate, to have a Cascadia Material Adverse Effect.

Section 4.13 Cascadia Party Activities.

(a) Merger Sub was organized solely for the purpose of entering into this Agreement and the Ancillary Documents, and has not engaged in any activities or business, other than those incident or related to, or incurred in connection with, its organization, incorporation or formation, as applicable, its continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions. Cascadia owns 100% of the outstanding Equity Securities of Merger Sub.

(b) Since its incorporation, Cascadia has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Documents or the consummation of the Transactions or (iii) those that are administrative, ministerial or otherwise immaterial in nature.

Section 4.14 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Cascadia’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Cascadia has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Cascadia’s financial reporting and the preparation of Cascadia Financial Statements for external purposes in accordance with GAAP and (ii) Cascadia has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Cascadia is made known to Cascadia’s principal executive officer and principal financial officer by others within Cascadia.

(b) Cascadia has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by Cascadia to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Cascadia.

(c) Since its initial public offering Cascadia has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The Cascadia Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to Cascadia’s knowledge, threatened against Cascadia by Nasdaq or the SEC with respect to any intention by such entity to deregister Cascadia Shares or prohibit or terminate the listing of Cascadia Shares on Nasdaq. Cascadia has not taken any action that is designed to terminate the registration of Cascadia Shares under the Exchange Act.

(d) The Cascadia SEC Reports contain true and complete copies of the applicable Cascadia Financial Statements. The Cascadia Financial Statements (i) fairly present in all material respects the financial position of Cascadia as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto) and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto, (iii) in the case of the audited Cascadia Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) Cascadia has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Cascadia’s and its Subsidiaries’ assets. Cascadia maintains and, for all periods covered by the Cascadia Financial Statements, has maintained books and records of Cascadia in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Cascadia in all material respects.

(f) Since its incorporation, Cascadia has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Cascadia, (ii) a “material weakness” in the internal controls over financial reporting of Cascadia or (iii) fraud, whether or not material, that involves management or other employees of Cascadia who have a significant role in the internal controls over financial reporting of Cascadia.

Section 4.15 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.15 of the Cascadia Disclosure Schedules, (b) Cascadia Expenses incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, (c) incurred in connection with or incident or related to a Cascadia Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence of either Cascadia Party, in each case, which are immaterial in nature, (d) that are immaterial and incurred in connection with activities that are administrative or ministerial in nature, (e) set forth on (or in the notes to) the balance sheet of Cascadia contained in the Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022 (the “Latest Cascadia Balance Sheet”), (f) that have arisen since the date of the Latest Cascadia Balance Sheet in the ordinary course of business (excluding any Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, Proceeding or violation of, or non-compliance with Law), (g) that are first incurred after the date hereof, expressly permitted pursuant to the terms Section 5.11 (including as set forth in Section 5.11 of the Cascadia Disclosure Schedules), or incurred in accordance with Section 5.11 or (h) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Cascadia Parties, taken as a whole, the Cascadia Parties have no Liabilities of the type required to be reflected on a balance sheet prepared in accordance with U.S. GAAP.

Section 4.16 Employee Benefit Plans. Cascadia and Merger Sub have never maintained, sponsored, contributed to or had any direct liability under, and do not currently maintain, sponsor, contribute to or have any direct liability under, any “employee benefit plan” (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control compensation, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement and any Ancillary Document nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Cascadia, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

Section 4.17 Tax Matters.

(a) Cascadia has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all Income Taxes and other material respects with all applicable Laws and Orders, and Cascadia has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Cascadia has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) Cascadia is not currently the subject of a Tax Proceeding and has not been informed in writing of the commencement or anticipated commencement of any Tax Proceeding that has not been resolved or completed, in each case with respect to Taxes. Cascadia has never been delinquent in the payment of any Income Tax or other material Tax, and there are no claimed, proposed, or asserted material Tax deficiencies or assessments of Tax that have not been fully paid.

(d) Cascadia has not consented to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business with respect to Tax Returns which have since been filed.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Cascadia which agreement or ruling would be effective after the Closing Date.

(f) Cascadia is not and has not been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law).

(g) There are no Liens for Taxes on any asset of any of Cascadia other than Permitted Liens.

(h) Cascadia has not been either a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Section 355(a)(1)(A) of the Code in a transaction purported or intended to be governed by Section 355 of the Code (i) in the two (2) years before the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Transactions.

(i) Cascadia (i) has not been a member of an affiliated group filing a consolidated federal Income Tax Return (other than the affiliated group of which the common parent is the Cascadia) or (ii) has Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of Law or by Contract (other than any Contract entered into in the ordinary course of business and the principal purposes of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where Cascadia does not file Tax Returns that Cascadia is or may be subject to Taxation by that jurisdiction.

(k) Cascadia is not party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one among Cascadia and one or more of its Subsidiaries or that is included in a Contract entered into in the ordinary course of business and the principal purposes of which does not relate to Taxes) and Cascadia is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state and local Income Tax purposes.

(l) Each of Cascadia and Merger Sub is, and has been since their formation, classified as a corporation for U.S. federal income tax purposes.

(m) Cascadia will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing as a result of: (i) a change in its method of accounting or use of an improper method of accounting, in each case, prior to the Closing; (ii) any installment sale or open transaction disposition arising in a Taxable period (or portion thereof) ending on or prior to the Closing; or (iii) a prepaid amount received or deferred revenue realized on or prior to the Closing (including for this purpose any income deferred under Section 451(c) of the Code, Revenue Procedure 2004-34 or any similar provision of other applicable Law).

(n) As of the date of this Agreement, none of the Cascadia Parties has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To Cascadia’s knowledge, no facts or circumstances exist as of the date of this Agreement that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.18 Investigation; No Other Representations.

(a) Each Cascadia Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each Cascadia Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each Cascadia Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions. Notwithstanding anything to the contrary in this Agreement, claims against the Group Companies shall not be limited in any respect in the event of fraud.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Cascadia (which consent shall not be unreasonably withheld, conditioned or delayed), use its reasonable best efforts to (i) operate the business of the Group Companies in the ordinary course of business in all material respects and (ii) maintain and preserve intact in all material respects the business organization, assets, properties and business relations of the Group Companies consistent with past practices.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause the other Group Companies to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Cascadia (which consent shall not be unreasonably withheld, conditioned or delayed), not do, or agree to do, any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s governing documents;

(iv) (A) sell, assign, allow to go abandoned or to lapse, lease, exclusively license, grant non-exclusive licenses outside the ordinary course of business consistent with past practice, or otherwise dispose of any material assets or properties of the Group Companies (including any material Company Owned Intellectual Property), other than (x) obsolete equipment in the ordinary course of business, (y) the expiration of Intellectual Property Rights at the end of their non-renewable statutory term, or (z) Customer and Partner Licenses, or (B) subject any material assets or properties of the Group Companies (including any material Company Owned Intellectual Property) to any Lien (other than any Permitted Liens);

(v) disclose (i) any material trade secrets included in the Company Owned Intellectual Property to any third party other than to Persons who are subject to contractual, legal or enforceable ethical confidentiality obligations or (ii) any other material confidential information included in the Company Owned Intellectual Property to any third party other than to Persons who are subject to contractual, legal or enforceable ethical confidentiality obligations;

(vi) transfer, issue, sell, grant or otherwise dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than (x) the issuance of Company Shares upon the exercise of any Company Options outstanding as of the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement and (y) the grant of Company Options in the ordinary course of business consistent with past practice in an aggregate amount not to exceed the amount set forth on Section 5.1(b)(vi) of the Company Disclosure Schedules;

(vii) incur, create or assume any Indebtedness, or guarantee any Liability of any Person, other than Indebtedness incurred or guarantees of Liability (A) constituting ordinary course trade payables, (B) in the ordinary course of business consistent with past practice, (C) between Group Companies, (D) pursuant to existing credit facilities or (E) otherwise in an amount not to exceed $4,000,000 in the aggregate with respect to Indebtedness for borrowed money, provided that such incurrence or guarantee complies with the terms set forth in Section 5.1(b)(vi), as applicable;

(viii) (A) amend or modify, in either case in a manner adverse to the Company, or terminate any Material Contract, (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would, if in effect as of the date hereof, have constituted a Material Contract (other than entry into any Contract in the ordinary course of business that is not adverse to the Company with a party that is or would be deemed to be a Material Customer, provided that the Company shall consult in good faith with Cascadia with respect to any such Material Contract prior to execution thereof), or take any of the actions described in clause (A) or (B) with respect to any Contract entered into after the date hereof that would, if in effect as of the date hereof, have constituted a Material Contract;

(ix) except in the ordinary course of business consistent with past practice or as required under the terms of any Company Benefit Plan, (A) materially amend, modify, adopt or enter into any material Company Benefit Plan or any benefit or compensation plan, fund, policy, program, practice, Contract or arrangement that would be a Company Benefit Plan if in effect as of the date of this Agreement, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of or to any Group Company, (C) take any action to accelerate any payments (whether individually or in the aggregate), right to payment or benefit, or the funding of any payment or benefit, right to payments (whether individually or in the aggregate), payable or to become payable to any current or former employee, director, manager, officer, consultant, individual independent contractor or other service provider of or to any Group Company, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former employee at the level of senior vice president or higher, officer or director of any Group Company;

(x) make, change or revoke any material election concerning Taxes other than in the ordinary course of business consistent with past practice, enter into any Tax closing agreement, surrender any right to claim a Tax refund, offset or other reduction in Tax Liability, amend any Tax Return, settle any Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment;

(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $50,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or Cascadia or any of its Affiliates after the Closing);

(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;

(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or are required by a change in GAAP or applicable Law;

(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions or any Ancillary Document; or

(xv) make any Company Change of Control Payment that is not set forth on Section 5.1(b)(xv) of the Company Disclosure Schedules or make any payment with respect to a Company Affiliated Party Transaction that is not set forth on Section 5.1(b)(xv) of the Company Disclosure Schedules.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give Cascadia, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2 Efforts to Consummate; Transaction Litigation.

(a) General Efforts and Consents. Subject to the terms and conditions set forth herein, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including by using reasonable best efforts to cause the satisfaction, but not waiver, of the closing conditions set forth in Article 6) and, in the case of any Ancillary Document to which such Party is contemplated hereby to be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement. In furtherance and not in limitation of the foregoing, each of the Parties shall use reasonable best efforts to, and each of the Parties shall cause its Affiliates to, obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the Transactions or the Ancillary Documents.

(b) Antitrust and other Governmental Filings and Consents. Each Party shall (i) make any required filings pursuant to any Antitrust Law with respect to the Transactions promptly (and in any event within twenty (20) Business Days in connection with any filings pursuant to the HSR Act) after the Parties agree in writing (such agreement not to be unreasonably withheld, conditioned, or delayed) that any such filings are required following the date of this Agreement, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to any Antitrust Law. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under any Antitrust Law or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of Cascadia and the Company. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, each of Cascadia and Merger Sub, on the one hand, and the Company, on the other hand shall cooperate with the other Party or Parties (as applicable) in connection with any filing with or submission to any Governmental Entity and in connection with any investigation or other inquiry by any Governmental Entity, including by (x) promptly furnishing to the other Party or Parties (as applicable) such necessary information and reasonable assistance as the other party may request in connection with the foregoing, (y) promptly informing the other Party or Parties (as applicable) of any communication from any Governmental Entity regarding any of the Transactions and (z) providing the other Party or Parties (as applicable) with copies of all filings made by such Party, and all substantive correspondence (or summaries of any substantive verbal communications) between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions. Each Party shall, subject to applicable Law, permit the other Party or Parties (as applicable) to review in advance, and consider in good faith the views of the other Party or Parties (as applicable) in connection with, any proposed substantive communication to any Governmental Entity in connection with the Transactions. To the extent practicable, each Party agrees not to participate, or to permit their respective Affiliates or advisors to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions unless it consults with the other Party or Parties (as applicable) in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party or Parties (as applicable) the opportunity to attend and participate. Notwithstanding anything in this Agreement to the contrary, any materials required to be provided pursuant to this Section 5.2(b) may be provided on an outside-antitrust-counsel-only basis and redacted (I) to remove references concerning the valuation of any Party or any of its respective Affiliates, Subsidiaries or assets, (II) as necessary to comply with contractual arrangements and (III) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each Party shall use reasonable best efforts to otherwise address any such privilege or confidentiality concerns (including using reasonable best efforts to obtain the consent of a third party to provide such materials) prior to redaction of such materials.

(c) Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Cascadia, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Cascadia, any of the Cascadia Parties or any of their respective Representatives (in their capacity as a Representative of a Cascadia Party) or, in the case of the Company, any other Group Company or any of their respective Representatives (in their capacity as a Representative of a Group Company). Cascadia and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (x) Cascadia, any other Cascadia Party or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (y) any Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of Cascadia (not to be unreasonably withheld, conditioned or delayed).

(d) Fees. Each Party shall pay fifty percent (50%) of (i) the filing fees in connection with any filings under any Antitrust Law, (ii) any filing fees or other costs payable to a Governmental Entity (including the SEC) in connection the preparation, filing or mailing of the Registration Statement / Proxy Statement and (iii) any printing or mailing fees or costs in connection with the printing or mailing of the Registration Statement / Proxy Statement.

Section 5.3 Confidentiality. The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, and that the Confidentiality Agreement will continue in full force and effect. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3 or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

Section 5.4 Access to Information.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, subject to Section 5.3, the Company shall give, and shall cause the Group Companies and its and their respective Representatives to give, Cascadia and its Representatives reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Group Companies as Cascadia or its Representatives may reasonably request regarding the Group Companies and their respective businesses, assets, liabilities, financial condition, prospects, operations, management, employees and advisors. The Company shall cause each of its Representatives to reasonably cooperate with Cascadia and its Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice. Cascadia and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Group Companies. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to

Cascadia or any of its Representatives any information if and to the extent doing so would: (i) violate any Law to which the Company is subject; (ii) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party; (iii) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy; or (iv) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iv) in the preceding sentence, the Company shall: (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (y) to the extent reasonably possible, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law. The Company shall not be required to provide, or cause to be provided, to Cascadia or any of its Representatives any information if the Company, on the one hand, and Cascadia or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation. The Company shall not be obligated under this Section 5.4(a) to permit Cascadia or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Group Companies.

(b) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, subject to Section 5.3, the Cascadia Parties shall give, and shall cause their respective Representatives to give, the Company and its Representatives reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Cascadia Parties as the Company or its Representatives may reasonably request regarding the Cascadia Parties and their respective businesses, assets, liabilities, financial condition, prospects, operations, management, employees and advisors. The Cascadia Parties shall cause each of the Representatives to reasonably cooperate with the Company and its Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice. The Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Cascadia Parties. Notwithstanding the foregoing, the Cascadia Parties shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information if and to the extent doing so would: (i) violate any Law to which the Cascadia Parties are subject; (ii) violate any legally-binding obligation of the Cascadia Parties with respect to confidentiality, non-disclosure or privacy; or (iii) jeopardize protections afforded to the Cascadia Parties under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iii) in the preceding sentence, the Cascadia Parties shall: (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (y) to the extent reasonably possible, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law. The Cascadia Parties shall not be required to provide, or cause to be provided, to Company or any of its Representatives any information if the Cascadia Parties, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation.

Section 5.5 Public Announcements. Subject to Section 5.8 and Section 5.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the Company and Cascadia; provided, however, that each Party and their respective Representatives may make any such announcement or other communication (a) if such press release, announcement or other communication is required by applicable Law, in which case (i) prior to the Closing, the disclosing Person shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with the Company, if the disclosing Person is any Cascadia Party or any of their respective Representatives, or Cascadia, if the disclosing Person is the Company or any of its Representatives, and give the Company or

Cascadia, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (ii) after the Closing, the disclosing Person or its Representatives, as applicable, shall, to the extent permitted by such applicable Law, consult with Cascadia and give Cascadia the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (b) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.5 and (c) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or the Transactions, provided such communication is made in accordance with Section 5.2. Notwithstanding anything to the contrary in this Section 5.5 or otherwise in this Agreement, the Parties agree that the Cascadia Sponsor and its Representatives may provide general information about the subject matter of this Agreement and the Transactions to any direct or indirect current or prospective investor or in connection with normal fundraising or related marketing or informational or reporting activities.

Section 5.6 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that the Merger shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to so qualify. The Parties shall file all Tax Returns and other required information consistent with and take no position inconsistent with (whether in any Tax Proceeding, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Cascadia and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Merger qualifying for the Intended Tax Treatment.

(iii) Cascadia and the Company shall be subject to the terms and conditions set forth in Section 5.6(a)(iii) of the Company Disclosure Schedules.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any Tax Proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.7 Company Exclusive Dealing.

(a) The Company shall, and shall cause its Subsidiaries, Affiliates and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted on or prior to the date hereof with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to a Company Acquisition Proposal. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, indication of interests, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal or publicly announce an intention to do so; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of any Group Company; (v) approve, endorse or recommend any Company Acquisition Proposal; or (vi) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection with any Company Acquisition Proposal or a transaction of the type in clause (iv).

(b) The Company agrees to (i) notify Cascadia promptly upon receipt by any Group Company of any inquiry, indication of interest, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal by any Group Company, and to provide the material terms and conditions of any such inquiry, indication of interest, proposal or offer (including the identity of the Persons making such inquiry, indication of interest, proposal or offer) and (ii) keep Cascadia reasonably informed on a current basis of the status with respect to and any material modifications to such inquiry, indication of interest, proposal or offer.

Section 5.8 Cascadia Exclusive Dealing.

(a) Cascadia shall, and shall cause its Subsidiaries, controlled Affiliates and their respective Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted on or prior to the date hereof with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to a Cascadia Acquisition Proposal. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Cascadia Parties shall not, shall cause its controlled Affiliates and their respective officers, and directors to not, shall cause Cascadia to not, and the Cascadia Sponsor and their controlled Affiliates to not, and shall use their reasonable best efforts to cause its and their Affiliates and the other Representatives of the Cascadia Parties, Cascadia, the Cascadia Sponsor and their controlled Affiliates to not, except with respect to the Financing, directly or indirectly: (i) solicit, initiate, induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Cascadia Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Cascadia Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Cascadia Acquisition Proposal or publicly announce an intention to do so; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of any Cascadia Party, other than any such filings or submissions in connection with the Transactions or the Ancillary Documents; (v) approve, endorse or recommend any Cascadia Acquisition Proposal; or (vi) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection any Cascadia Acquisition Proposal or a transaction of the type in clause (iv).

(b) Cascadia agrees to (i) notify the Company promptly upon receipt by any Cascadia Party of any inquiry, indication of interest, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Cascadia Acquisition Proposal, and to describe the material terms and conditions of any such inquiry, indication of interest, proposal or offer in reasonable detail (including the identity of the Persons making such inquiry, indication of interest, proposal or offer) and (ii) keep the Company reasonably informed on a current basis of the status with respect to and any material modifications to such inquiry, indication of interest, proposal or offer.

Section 5.9 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, Cascadia and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of Cascadia or the Company, as applicable), and Cascadia shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of Cascadia which will be included therein and which will be used for the Cascadia Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the Cascadia Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Cascadia’s governing documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of Cascadia and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of Cascadia or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Cascadia, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.9 or for inclusion in any other statement, filing, notice or application made by or on behalf of Cascadia to the SEC or Nasdaq in connection with the Transactions or the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Cascadia Party, the Company, or, in the case of the Company, Cascadia, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Cascadia, the Company, or, in the case of the Company, Cascadia (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) Cascadia shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Cascadia Shareholders. Cascadia shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Cascadia Shares for offering or sale in any jurisdiction, and Cascadia and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to such Party or any of such Party’s Representatives, supplied by or on the Party’s behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.10 Cascadia Shareholder Approval.

(a) As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (A) Cascadia shall (a) duly give notice of a meeting of the Cascadia shareholders (the “Cascadia Shareholders Meeting”), (b) cause the Registration Statement / Proxy Statement to be mailed to the Cascadia shareholders and (c) duly convene and hold the Cascadia Shareholder Meeting, in each case, in accordance with the governing documents of Cascadia and applicable Law, for the purposes of obtaining the Cascadia Shareholder Approval and (B) use reasonable best efforts to solicit proxies from the holders of Cascadia Shares to vote in favor of each of the Transaction Proposals and (C) in connection with the mailing of the Registration Statement / Proxy Statement and the Cascadia Shareholders Meeting, provide the applicable Cascadia shareholders with the opportunity to elect to effect a Cascadia Shareholder Redemption in accordance with the governing documents of Cascadia. Cascadia shall, subject to the right of the Cascadia Board to make a Cascadia Change in Recommendation in accordance with Section 5.10(b), recommend to its shareholders each of the following (the “Cascadia Board Recommendation”): (A) the adoption and approval of this Agreement and the Transactions (including the Merger) (the “Business Combination Proposal”); (B) the adoption and approval of the issuance of the Cascadia Shares in connection with the Transactions as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (C) the adoption and approval of the A&R Cascadia Certificate of Incorporation (the “Governing Document Proposal”); (D) the adoption and approval of the Cascadia Incentive Equity Plan and the Cascadia ESPP (the “Equity Plan Proposals”); (E) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (F) the adoption and approval of each other proposal reasonably agreed to by Cascadia and the Company as necessary or appropriate in connection with the consummation of the Transactions; and (G) the adoption and approval of a proposal for the adjournment of the Cascadia Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (G), collectively, the “Transaction Proposals”). Notwithstanding the foregoing or anything to the contrary herein, Cascadia may adjourn or postpone the Cascadia Shareholders Meeting (1) to solicit additional proxies because there are not sufficient votes to constitute the Cascadia Shareholder Approval, (2) for the absence of a quorum, (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Cascadia (or the Company) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Cascadia Shareholders prior to the Cascadia Shareholders Meeting or (4) if the holders of Cascadia Shares have elected to redeem a number of Cascadia Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(d) not being satisfied; provided, however, that, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall Cascadia adjourn the Cascadia Shareholders Meeting for more than ten (10) Business Days later than the most recently adjourned meeting.

(b) The Registration Statement / Proxy Statement shall include the Cascadia Board Recommendation, unless the Cascadia Board shall have changed such recommendation in accordance with this Section 5.10(b). Neither the Cascadia Board nor any committee of the Cascadia Board shall (i) change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to the Company, the Cascadia Board Recommendation or any other recommendation by the Cascadia Board of the proposals set forth in the Registration Statement / Proxy Statement, (ii) adopt, approve, recommend or declare advisable to the Pre-Closing Cascadia Shareholders, or publicly propose to adopt, approve, recommend or declare advisable, any Cascadia Acquisition Proposal or (iii) fail to include the Cascadia Board Recommendation in the Registration Statement / Proxy Statement (any action described in clause (i), (ii) or (iii) a “Cascadia Change in Recommendation”); provided that if, at any time prior to obtaining the Required Cascadia Shareholder Approval, the Cascadia Board determines in good faith, after consultation with its outside legal counsel, that failure to make a Cascadia Change in Recommendation would be inconsistent with its fiduciary duties to the Pre-Closing Cascadia Shareholders under applicable Law, then the Cascadia Board may make a Cascadia Change in Recommendation; provided, that: (A) Cascadia shall have delivered written notice to the Company of its intention to make a Cascadia Change in Recommendation at least four (4) Business Days prior to the taking of such action by Cascadia, (B) during such period and prior to making a Cascadia Change in Recommendation, if requested by the Company, Cascadia and its Representatives shall have negotiated in good faith with the Company and its Representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable the Cascadia Board to reaffirm the Cascadia Board Recommendation and not make such Cascadia Change in Recommendation and (C) if the Company requested negotiations in accordance with clause (B), Cascadia may make a Cascadia Change in Recommendation only if the Cascadia Board, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the four (4) Business Day period, offered in writing to Cascadia, continues to determine in good faith that failure to make a Cascadia Change in Recommendation would be inconsistent with its fiduciary duties to the Pre-Closing Cascadia Shareholders. To the fullest extent permitted by applicable Law, Cascadia’s obligations to establish a record date for, duly call, give notice of, convene and hold the Cascadia Shareholders Meeting shall not be affected by any Cascadia Change in Recommendation.

Section 5.11 Conduct of Business of Cascadia.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Cascadia shall, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, as contemplated pursuant to the Financing), as required by applicable Law, as set forth on Section 5.11(a) of the Cascadia Disclosure Schedules, or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), use its reasonable best efforts to (i) operate the business of Cascadia in the ordinary course of business in all material respects and (ii) maintain and preserve intact all material respects the business organization, assets, properties and business relations of Cascadia consistent with past practices.

(b) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Cascadia shall not, and shall cause its Subsidiaries not to, as applicable, except as (w) expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, as contemplated pursuant to the Financing), (x) required by applicable Law, (y) set forth on Section 5.11(b) of the Cascadia Disclosure Schedules or (z) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), do or agree to do any of the following:

(i) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the governing documents of any Cascadia Party;

(ii) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person;

(iii) (A) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, its, or any of its Subsidiaries’, Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding of its, or any of its Subsidiaries’, Equity Securities, or (B) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Cascadia Party;

(iv) split, combine or reclassify any of its, or any of its Subsidiaries’, capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its, or any of its Subsidiaries’, capital stock;

(v) incur, create or assume any Indebtedness, or guarantee any Liability of any Person;

(vi) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Cascadia or any of its Subsidiaries;

(vii) issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(viii) (A) amend, modify or renew any Cascadia Affiliated Party Transaction, or make any material payment to any Cascadia Affiliated Party (other than compensation payments to employees in the ordinary course of business, consistent with past practice, or the Contracts set forth on Section 4.11 of the Cascadia Disclosure Schedules), or (B) enter into any Contract that would constitute a Cascadia Affiliated Party Transaction;

(ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(x) enter into any Contract with any broker, finder or investment banker under which such broker, finder or investment banker is or will be entitled to any brokerage fee, finders’ fee or other commission or fees in excess of $500,000 in connection with the transactions contemplated by this Agreement;

(xi) make, change or revoke any material election concerning Taxes other than in the ordinary course of business consistent with past practice, enter into any Tax closing agreement, surrender any right to claim a Tax refund, offset or other reduction in Tax Liability, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment;

(xii) change any Cascadia Party’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards or are required by a change in GAAP or applicable Law.

Notwithstanding anything in this Section 5.11 or this Agreement to the contrary, but without limiting the terms of this Section 5.11, nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any Cascadia Party.

Section 5.12 Nasdaq Listing; Cascadia Public Filings.

(a) Nasdaq Listing. Cascadia shall use its reasonable best efforts to (i) cause Cascadia’s initial listing application with Nasdaq in connection with the Transactions to be approved, (ii) cause the Cascadia Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance thereof, (iii) satisfy any of Cascadia’s applicable initial and continuing listing requirements of Nasdaq, in each case of clauses (i), (ii) and (iii), as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time, and (iv) remain listed as a public company on Nasdaq from the date hereof through the Closing. The Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Representatives to, cooperate with Cascadia and its Representatives in connection with the foregoing provisions of this Section 5.12(a), as reasonably requested by Cascadia.

Section 5.13 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, Cascadia shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Cascadia pursuant to the Cascadia Shareholder Redemption, (B) pay the amounts due to the underwriters of Cascadia’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Cascadia in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.14 Notice to Company Shareholders; Company Shareholder Approval.

(a) In accordance with Section 23B.07.040(3)(a) of the WBCA, the Company shall deliver, or shall have delivered, notice to all Company Shareholders that shareholder consents are being sought under Section 23B.07.040(1)(a) of the WBCA in connection with the Transactions. The Company shall provide Cascadia reasonable opportunity to review and comment on such notice.

(b) As promptly as reasonably practicable following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act, and in any event, within two (2) Business Days following such date (such second (2nd) Business Day, the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to Cascadia a true and correct copy of a duly executed and delivered written consent(s) of the Company Shareholders (in form and substance reasonably acceptable to Cascadia) effecting the Company Required Shareholder Approvals (the “Company Shareholder Written Consent”). The Company shall use its commercially reasonable efforts to seek such written consent(s) from each Company Shareholder, including by exercising any applicable drag-along, power of attorney, proxy or other similar rights set forth in the governing documents of the Company or any other Contract to which the Company or any such Company Shareholder is a party.

(c) Promptly following the receipt of the Company Required Shareholder Approvals, and in any event within ten (10) Business Days following such receipt, the Company shall prepare and deliver to each Company Shareholder a written notice, in form and substance required under Section 23B.07.040(3)(b) of the WBCA that sufficient shareholder consents have been executed to deliver the Company Shareholder Written Consent, which notice shall include (i) a copy of this Agreement or a summary of the material terms and conditions of the Transactions and the consideration to be received by the Company Shareholders, and (ii) a description of any dissenters’ rights of the Company Shareholders under Chapter 23B.13 of the WBCA and any other disclosure with respect to dissenters’ rights required by applicable Law. The Company shall provide Cascadia reasonable opportunity to review and comment on such notice.

Section 5.15 Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation existing as of the date of this Agreement and in effect immediately prior to the Effective Time in favor of the directors and officers of each Party, as provided in the applicable Party’s governing documents or director and officer indemnification agreements in effect as of the date hereof, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) Cascadia will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, Cascadia shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable Party’s governing documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Parties’ governing documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any Party (the “D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such D&O Person was a director or officer of any Party on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of Cascadia or the Group Companies shall have any obligation under this Section 5.15 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law. Cascadia shall obtain, at or prior to the Closing, and Cascadia shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Cascadia in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time, which may be satisfied by an existing D&O insurance policy of Cascadia, providing the aforementioned coverage set forth in this Section 5.15(b) (including via a prepaid or previously acquired “tail” that automatically takes effect at the Closing). Such “tail” coverage shall provide coverage on terms (with respect to coverage and amount) that are no less favorable in the aggregate to the Persons covered thereby than the coverage provided under Cascadia’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, Cascadia or any their respective Affiliates shall pay a premium for any “tail” policy, if any, in excess of three-hundred percent (300%) of the most recent annual premium paid by Cascadia prior to the date of this Agreement.

(c) The Company shall purchase, at or prior to the Closing, and Cascadia shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time, providing the aforementioned coverage set forth in this Section 5.15(c). Such “tail” coverage shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, Cascadia or any their respective Affiliates shall pay a premium for any “tail” policy, if any, in excess of three-hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of Cascadia.

Section 5.16 Cascadia Public Filings. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Cascadia will use its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with applicable securities Laws.

Section 5.17 Section 16 Matters. Prior to the Effective Time, each of the Company and Cascadia shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Shares or acquisitions of Cascadia Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.18 Financing.

(a) Unless otherwise approved in writing by each of Cascadia and the Company (with such approval not to be unreasonably withheld, conditioned or delayed), neither Cascadia nor the Company shall (a) enter into any subscription, purchase or similar agreement relating to the Financing (collectively, “Financing Agreements”) or (b) following execution of any Financing Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate, any provision or remedy under, or any replacement of, such Financing Agreement, other than, in each case, any assignment or transfer contemplated in such Financing Agreement or expressly permitted by such Financing Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Following execution of any Financing Agreement, each of Cascadia and the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required or necessary, or that it otherwise deems to be proper or advisable, to consummate the transactions contemplated by such Financing Agreement on the terms described in such Financing Agreement, including using its reasonable best efforts to enforce its rights, as applicable, under such Financing Agreement to cause the other parties to such Financing Agreement, as applicable, to pay to (or as directed by) Cascadia the applicable purchase price under such Financing Agreement in accordance with its terms. Each of Cascadia and the Company, as applicable, shall give the other Party prompt written notice (e-mail being acceptable): (i) of the receipt of any request from any other party to any Financing Agreement for an amendment to, modification of, supplement to, waiver under or termination of such Financing Agreement; (ii) of any breach or default to the knowledge of such Party that (or any event or circumstance that, to the knowledge of such party, with or without notice, lapse of time or both) would give rise to any breach or default, by any party to any Financing Agreement; (iii) of the receipt by such Party of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any Financing Agreement by another party to such Financing Agreement; and (iv) if such Party does not expect to receive all or any portion of the applicable purchase price under any Financing Agreement in accordance with its terms.

(b) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of the Company and Cascadia shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with the Financing, including: (i) by providing such information and assistance as the other Party may reasonably request; (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence; and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Financing. Such cooperation shall include direct contact between senior management and other Representatives of each of the Company and Cascadia at reasonable times and locations. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Cascadia or their respective Representatives.

Section 5.19 Post-Closing Directors and Officers.

(a) Subject to applicable Law, the Parties shall take all such action as may be necessary or reasonably appropriate such that effective as of the Effective Time: (i) the Cascadia Board shall consist of seven (7) directors, each of whom shall, subject to Section 5.19(b), be determined in the sole discretion of the Company, with such directors divided into three classes, designated Class I, II and III, with such classes to be as nearly equal in number as possible.

(b) The individual identified on Section 5.19(b) of the Cascadia Disclosure Schedules shall be a director on the Cascadia Board immediately after the Effective Time, with such individual being in Class III (the “Cascadia Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Cascadia may, by giving the Company written notice, replace the Cascadia Designee with any individual that is reasonably acceptable to the Company and, upon Cascadia so giving notice of the replacement of the Cascadia Designee, Section 5.19(b) of the Cascadia Disclosure Schedules shall automatically be deemed amended to include such replacement individual as the Cascadia Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(c) Notwithstanding the foregoing or anything to the contrary herein, unless otherwise agreed in writing by Cascadia and the Company, the Cascadia Board at the Effective Time must include a sufficient number of directors that qualify as “independent directors” (as defined in Nasdaq rule 5605(a)(2)) to meet the number and qualifications to serve on all independent committees required by Nasdaq.

(d) The Parties shall take all action necessary, including causing the executive officers of Cascadia to resign, so that the individuals serving as the executive officers of Cascadia immediately after the Closing will be individuals the Company desires to appoint to such role.

Section 5.20 PCAOB Financials.

(a) The Company shall deliver to Cascadia, (i) as promptly as reasonably practicable following the date of this Agreement, the audited consolidated balance sheets of the Company as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss and cash flows of the Company for the year then ended (the financial statements described in this clause (i), the “Closing Company Audited Financial Statements”), and (ii) as promptly as reasonably practicable following the date of the applicable period, any other audited or unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that as of such date is required to be included in the Registration Statement / Proxy Statement (the financial statements described in this clause (ii) collectively with the Closing Company Audited Financial Statements, the “Closing Company Financial Statements”), and in the case of (i), no later than March 31, 2023 (the “Financial Statements Deadline”). The Company shall cause the Closing Company Financial Statements (A) to be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material) and the absence of notes thereto), (B) in the case of any audited financial statements, to be audited in accordance with the standards of the PCAOB and to contain a report of the Company’s auditor and (C) to comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, Cascadia in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Cascadia with the SEC in connection with the Transactions or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.21 Extension.

(a) To the extent not prohibited by Law, Cascadia will advise the Company, reasonably promptly after Cascadia receives notice of any request by the SEC for an amendment or supplement of the Extension Proxy Statement or for additional information with respect thereto. Cascadia shall use its reasonable best efforts to cause any such amendment or supplement to the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC.

(b) If, at any time prior to the Cascadia Extension Meeting, Cascadia becomes aware of (x) the Extension Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (y) any other information that is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Cascadia shall promptly inform the Company. Thereafter, Cascadia shall promptly file with the SEC and make available to the Pre-Closing Cascadia Shareholders an amendment or supplement to the Extension Proxy Statement for purposes of adding or correcting such information.

(c) Cascadia shall (i) convene and hold a meeting of the Pre-Closing Cascadia Shareholders (the “Cascadia Extension Meeting”) in accordance with Cascadia’s governing documents and the applicable rules of Nasdaq, (ii) solicit proxies from the Pre-Closing Cascadia Shareholders to vote in favor of the Extension and (iii) provide the Pre-Closing Cascadia Shareholders with the opportunity to elect to effect a Cascadia Shareholder Redemption in connection therewith.

Section 5.22 Cascadia Incentive Equity Plan and Cascadia ESPP. Prior to the Cascadia Shareholders Meeting, the Cascadia Board shall approve and adopt (i) an equity incentive plan, in form and substance reasonably acceptable to Cascadia and the Company (the “Cascadia Incentive Equity Plan”) and consistent with the terms set forth on Section 5.22 of the Company Disclosure Schedules and in the manner prescribed under applicable Laws, effective as of the Effective Time and (ii) an employee stock purchase plan, in form and substance reasonably acceptable to Cascadia and the Company (the “Cascadia ESPP”) and consistent with the terms set forth on Section 5.22 of the Company Disclosure Schedules and in the manner prescribed under applicable Laws, effective as of the Effective Time.

Section 5.23 Company Affiliated Party Transactions. Except as set forth on Section 5.23 of the Company Disclosure Schedules, all Company Affiliated Party Transactions shall be terminated or settled at or prior to the Closing without further liability to Cascadia or the Group Companies.

Section 5.24 Employment Agreements. Cascadia and the Company shall use commercially reasonable efforts to cause the individuals set forth on Section 5.24 of the Company Disclosure Schedules to enter into employment agreements with Cascadia or the Company on or prior to the Closing Date in a form to be mutually agreed upon between Cascadia and the Company.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by all of the Parties, of the following conditions:

(a) (i) each applicable waiting period (and any extension thereof) under the HSR Act or any other applicable Antitrust Law that the Parties have agreed in writing is required to be observed (such agreement not to be unreasonably withheld, conditioned, or delayed) shall have expired or been terminated and (ii) approval or Consent under any other applicable Antitrust Law that the Parties have agreed in writing is required to be obtained (such agreement not to be unreasonably withheld, conditioned, or delayed) shall have been obtained (or deemed, by applicable Law, to have been obtained);

(b) no Order, Law or other legal restraint or prohibition entered, issued, enacted or promulgated by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction enjoining or prohibiting the consummation of the Transactions shall be in effect;

(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Required Shareholder Approvals shall have been obtained;

(e) the Required Cascadia Shareholder Approval shall have been obtained;

(f) Cascadia’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Effective Time, Cascadia shall, after giving effect to the Transactions, satisfy any applicable initial and continuing listing requirements of Nasdaq, and Cascadia shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Effective Time, and the Cascadia Shares (including the Cascadia Shares to be issued hereunder) shall have been approved for listing on Nasdaq; and

(g) after giving effect to the Transactions (including after giving effect to the Financing and after giving effect to the Cascadia Shareholder Redemption), Cascadia shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2 Other Conditions to the Obligations of the Cascadia Parties. The obligations of the Cascadia Parties to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by Cascadia (on behalf of itself and the other Cascadia Parties) of the following further conditions:

(a) (i) the Company Fundamental Representations (other than Section 3.2(a), (f) and (g)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a), (f) and (g) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date (except for de minimis inaccuracies)) and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d) Ninety percent (90%) or more of the outstanding Company Shares (as of immediately prior to the Closing and on an as-converted basis) shall be subject to a Lock-up Agreement in full force and effect as of the Closing;

(e) the Company shall have delivered evidence reasonably satisfactory to Cascadia that the Contracts set forth on Section 6.2(e) of the Company Disclosure Schedules have been terminated or will be terminated as of the Effective Time in accordance with their terms;

(f) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Cascadia the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to Cascadia;

(ii) copies of the Registration Rights Agreement and each Lock-up Agreement, duly executed by each of the applicable Company Shareholders party thereto; and

(iii) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to Cascadia.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a) (i) the Cascadia Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the Cascadia Parties (other than the Cascadia Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Cascadia Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Cascadia Material Adverse Effect;

(b) the Cascadia Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Cascadia Material Adverse Effect has occurred that is continuing;

(d) the Aggregate Transaction Proceeds shall be equal to or greater than $20,000,000; and

(e) at or prior to the Closing, Cascadia shall have delivered, or caused to be delivered, the following documents:

(i) a certificate duly executed by an authorized officer of Cascadia, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b), and Section 6.3(c), are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) copies of the Registration Rights Agreement and each Lock-Up Agreement, duly executed by Cascadia and the Cascadia Sponsor.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor any Cascadia Party may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by such Party’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 5.2.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Cascadia and the Company;

(b) by Cascadia, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Cascadia, and (ii) the Termination Date; provided, however, that none of the Cascadia Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any Cascadia Party has failed to perform any covenant or agreement on the part of such applicable Cascadia Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Cascadia by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either Cascadia or the Company, if the Transactions shall not have been consummated on or prior to 11:59 P.M. (pacific time) August 31, 2023 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Cascadia or the Company if such Party’s, or any of its Affiliates’ breach of any of its covenants or obligations under this Agreement or any Ancillary Document to which it is a party, in any case, shall have proximately caused (either individually or when taken together) the failure to consummate the Transactions on or before the Termination Date;

(e) by either Cascadia or the Company, if any Governmental Entity of competent jurisdiction shall have entered, issued, enacted or promulgated an Order or Law or other legal restraint or prohibition permanently enjoining or prohibiting or making illegal the consummation of the Merger, and such Order, Law or other legal restraint shall have become final and non-appealable; provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to Cascadia or the Company if such Party’s or any of its Affiliates’ breach of any of its covenants or obligations under this Agreement or any Ancillary Document to which it is a party, in any case, shall have proximately caused (either individually or when taken together) the issuance, entry, promulgation or enactment of such Order or Law or other legal restraint or prohibition;

(f) by the Company, if, as of April 6, 2023, the sum of (i) the aggregate value of Cascadia Class A Shares (based on a per-share value of each Cascadia Class A Share equal to the pro rata portion of the Trust Account as of such date) that are subject to valid and binding agreements between Cascadia and the holders of such Cascadia Class A Shares pursuant to which such holders have agreed to not redeem such Cascadia Class A Shares in connection with the consummation of the Transactions plus (ii) the aggregate purchase price committed to be paid on or prior to the Closing Date by third-party investors pursuant to executed definitive agreements between Cascadia and such investors in respect of the Financing, does not equal or exceed $25,000,000; provided that the right to terminate the Agreement pursuant to this Section 7.1(f) is exercised in accordance with Section 7.2 on or before April 13, 2023;

(g) by either Cascadia or the Company, if the Cascadia Shareholders Meeting has been held (including following any adjournment or postponement thereof), has concluded, the Pre-Closing Cascadia Shareholders have duly voted and the Required Cascadia Shareholder Approval was not obtained;

(h) by Cascadia, if the Company has not delivered, or caused to be delivered, to Cascadia written consents of the Company Shareholders sufficient to constitute the Company Shareholder Written Consent on or prior to the date that constitutes the Company Shareholder Written Consent Deadline;

(i) by the Company if there has been a Cascadia Change in Recommendation; or

(j) by Cascadia, if the Company has failed to deliver, or caused to be delivered, to Cascadia the Closing Company Audited Financial Statements in accordance with Section 5.20 by the Financial Statements Deadline.

Section 7.2 Effect of Termination. Except for a termination pursuant to Section 7.1(a), any termination of this Agreement pursuant to Section 7.1 will be effective (subject to the cure periods (if any) provided above) immediately upon the delivery of a valid written notice of the terminating Party to each of the other Parties hereto. In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 5.3, this Section 7.2, Article 8 and Article 1 (to the extent, with respect to Article 1, related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any willful breach of any covenant or agreement set forth in this Agreement prior to such termination or fraud or (ii) any Person’s Liability under the Confidentiality Agreement or any Transaction Support Agreement to which such Person is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time) in this Agreement shall terminate at the Effective Time. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Cascadia and the Company; provided, however, that to the extent any such assignment following the Closing relates to the Cascadia Sponsor Specified Provisions, the assigning Party shall continue to be bound by its obligations under such provisions. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void, ab initio.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Cascadia and the Company; provided, however, that any such amendment or modification following the Closing with respect to the Cascadia Sponsor Specified Provisions shall also require the written consent of the Cascadia Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or receipt of a similar message that such e-mail was not deliverable or not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any Cascadia Party, to:

Cascadia Acquisition Corp.

Jamie Boyd

Chief Executive Officer

1000 2nd Ave., Suite 1200

Seattle, Washington 98104

Email: jboyd@cascadiaacquisitioncorp.com

with a copy (which will not constitute notice) to:

Perkins Coie LLP

1120 N.W. Couch Street Tenth Floor

Portland, Oregon 97209

Attention: Gina Eiben

Email: GEiben@perkinscoie.com

(b)	If to the Company, to:

RealWear, Inc.

600 Hatheway Road Suite 105

Vancouver, WA 98661

Attn: Ken Lustig

Email: ken@realwear.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn: Ryan J. Maierson; Nick S. Dhesi

Email: ryan.maierson@lw.com; nick.dhesi@lw.com

or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement and the Ancillary Documents, and any rights or claims arising from or relating to this Agreement, the Ancillary Documents or the Transactions, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware; provided, however, that the Merger shall be governed by and subject to the terms and provisions of the WBCA.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, if the Merger and the Closing occurs, Cascadia shall be responsible for and shall pay, or cause to be paid, at Closing all Unpaid Company Expenses and all Unpaid Cascadia Expenses in accordance with their terms and the terms of this Agreement.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Cascadia, any documents or other materials posted to the electronic data room hosted on SharePoint under the project name “Archimedes” as of 12:01 a.m. (New York City time) on February 5, 2023; (l) the phrase “ordinary course of business” means the ordinary course of business consistent with past practices; (m) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the Cascadia Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Cascadia Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the Cascadia Disclosure Schedules), respectively, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.15, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Cascadia Sponsor shall be an express third-party beneficiary of Section 5.15, Section 8.2, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14 (collectively, the “Cascadia Sponsor Specified Provisions”).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, electronic signature or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of Cascadia. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of such individual’s direct reports. For all purposes of this Agreement, the phrase “to Cascadia’s knowledge” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Cascadia Disclosure Schedules, assuming reasonable due inquiry and investigation of such individual’s direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Cascadia Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Without limiting any rights of any party against any other party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder and except for claims based on or for fraud, (i) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought by and against, the Parties, and then only with respect to the specific covenants, agreements, obligations, representations and warranties set forth herein with respect to such Party; and (ii) (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Cascadia or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 8.14 Extension; Waiver. Any Party may (a) extend the time for the performance of any of the obligations or other acts of any other Party set forth herein, (b) waive any inaccuracies in the representations and warranties of any other Party set forth herein or (c) waive compliance by any other Party with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights. Notwithstanding the foregoing or anything to the contrary in this Agreement, any extension or waiver following the Closing with respect to the Cascadia Sponsor Specified Provisions shall also require the written consent of the Cascadia Sponsor.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER, FOR ENFORCEMENT OR BREACH OF, OR RELATING TO THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware lacks or declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under, for enforcement or breach of, or relating to this Agreement or any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of jurisdiction and venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under, for enforcement or breach of, or relating to this Agreement or any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver.

(a) Reference is made to the final prospectus of Cascadia, filed with the SEC (File No. 333-258515, on August 25, 2021 (the “Prospectus”)). For purposes of this Agreement, “Trust Account” means the trust account established by Cascadia with the proceeds from its initial public offering (the “IPO”) and concurrent private placement pursuant to the Trust Agreement in accordance with the Prospectus. The Company acknowledges and agrees and understands that Cascadia has established the Trust Account containing the proceeds of its IPO and the overallotment shares acquired by Cascadia’s underwriters in connection therewith and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Cascadia’s public shareholders (including overallotment shares acquired by Cascadia’s underwriters, the “Public Shareholders”), and Cascadia may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Cascadia entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement (but without limiting Section 8.18(b)), none of the Company, or any of its respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Cascadia or any of its Representatives, on the one hand, and, the Company, or any of its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Cascadia or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) for any reason whatsoever (including for an alleged breach of any agreement with Cascadia or its Affiliates).

(b) If the terms of the Confidentiality Agreement or any Ancillary Document conflicts with the terms of this Section 8.18, the terms of this Section 8.18 shall govern and control to the extent of such conflict.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the date first written above.

CASCADIA ACQUISITION CORP.

By:	/s/ Jamie Boyd
Name:	Jamie Boyd
Title:	Chief Executive Officer

CAC MERGERSUB, INC.

By:	/s/ Jamie Boyd
Name:	Jamie Boyd
Title:	President

[Signature Page to Business Combination Agreement]

REALWEAR, INC.

By:	/s/ Andrew Chrostowski
Name:	Andrew Chrostowski
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

EXHIBIT A

Form of Registration Rights Agreement

EXHIBIT B

Form of Lock-up Agreement

EXHIBIT C

Form of A&R Cascadia Certificate of Incorporation

EXHIBIT D

Form of A&R Cascadia Bylaws

Exhibit 10.1

SPONSOR LETTER AGREEMENT

This Sponsor Letter Agreement (this “Sponsor Letter Agreement”) is dated as of February 5, 2023, by and among Cascadia Acquisition Corp., a Delaware corporation (“Cascadia”), the persons set forth on Schedule I to this Sponsor Letter Agreement (the “Support Parties”), and RealWear, Inc., a Washington corporation (the “Company”). Cascadia, the Support Parties and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Cascadia, the Company and certain other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, as of the date hereof, the Support Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Cascadia Class A Shares, Cascadia Class B Shares and warrants to purchase Cascadia Class A Shares (“Private Placement Warrants”) as set forth opposite such Person’s name on Schedule I hereto (collectively, the “Subject Cascadia Equity Securities”); and

WHEREAS, as a condition and inducement to the willingness of Cascadia and the Company to enter into the Business Combination Agreement, Cascadia, the Company and the Support Parties are entering into this Sponsor Letter Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Binding Effect of Business Combination Agreement. Each Support Party shall be bound by, be subject to and comply with Section 5.3 (Confidentiality), Section 5.5 (Public Announcements) and Section 5.8 (Cascadia Exclusive Dealing) of the Business Combination Agreement (and any relevant definitions contained in any such sections) as if such Support Party was an original signatory to the Business Combination Agreement with respect to such provisions.

2. No Transfer.

(a) Unless otherwise deemed a Permitted Transfer, during the period commencing on the date hereof and ending on the earliest of: (i) the Closing; (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 (Termination) of the Business Combination Agreement (the “BCA Termination”); and (iii) the liquidation of Cascadia, without the prior written consent of the Company, no Support Party shall: (A) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Cascadia Equity Securities owned by such Support Party; (B) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Subject Cascadia Equity Securities owned by the Support Parties, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (C) take any action in furtherance of any of the matters described in the foregoing clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in the foregoing clause (A) or (B) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of the Subject Cascadia Equity Securities: (i) to Cascadia’s officers or directors, any Affiliate or family member of any of Cascadia’s officers or directors, any members or partners of the Cascadia Sponsor or their respective Affiliates and funds and accounts advised or managed by such members or partners, any Affiliates of the Cascadia Sponsor, or any employees of such Affiliates; (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s family or an Affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vi) by virtue of the Cascadia Sponsor’s organizational documents upon liquidation or dissolution of the Cascadia Sponsor; (vii) to Cascadia for no value for cancellation in connection with the consummation of the Transactions; (viii) in the event of Cascadia’s liquidation prior to the completion of a Business Combination (as defined in the Prospectus); (ix) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (viii); or (x) by private sales or transfers made in connection with any non-redemption agreement, forward purchase agreement or any financing transaction or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which each type of security was originally purchased. Notwithstanding the foregoing, in the case of clauses (i) through (v) or clause (ix), as a precondition to such Transfer, such transferee shall be required to enter into a written agreement with the Company and Cascadia agreeing to assume all of the obligations under this Sponsor Letter Agreement with respect to such Subject Cascadia Equity Securities and to be bound by the restrictions set forth in this Sponsor Letter Agreement.

3. New Shares. If: (a) any Cascadia Shares, Private Placement Warrants or other Equity Securities of Cascadia are issued to a Support Party after the date hereof pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of or similar transaction with respect to, on or affecting the Cascadia Shares or the Private Placement Warrants owned by such Support Party or otherwise; (b) a Support Party purchases or otherwise acquires beneficial ownership of any Cascadia Shares, Private Placement Warrants or other Equity Securities of Cascadia after the date hereof; or (c) a Support Party acquires the right to vote or share in the voting of any Cascadia Shares or other Equity Securities of Cascadia after the date hereof (such Cascadia Shares, Private Placement Warrants or other Equity Securities of Cascadia, collectively, the “New Securities”), then such New Securities acquired or purchased by such Support Party shall be subject to the terms of this Sponsor Letter Agreement to the same extent as if they constituted the Subject Cascadia Equity Securities owned by such Support Party as of the date hereof.

4. Agreement to Vote. Each Support Party, in its capacity as a shareholder of Cascadia and on behalf of itself, hereby irrevocably agrees, at any meeting of the shareholders of Cascadia duly called and convened in accordance with the governing documents of Cascadia, whether or not adjourned and however called, including at the Cascadia Shareholders Meeting, the Cascadia Extension Meeting or otherwise, and in any action by written consent of the shareholders of Cascadia:

(a) to vote, or cause to be voted, or execute and return, or cause to be executed and returned, an action by written consent with respect to, as applicable, all Subject Cascadia Equity Securities (if any) held of record or beneficially by such Support Party as of the date of this Sponsor Letter Agreement in favor of each of the Transaction Proposals and the Extension, in each case, to the extent Subject Cascadia Equity Securities are entitled to vote thereon or consent thereto;

2

(b) when such meeting is held, appear at such meeting or otherwise cause the Subject Cascadia Equity Securities to be counted as present thereat for the purpose of establishing a quorum;

(c) to the fullest extent permitted under applicable Law, waive any dissenters, appraisal or other similar rights, whether such rights are afforded by law or contract, in respect of the Transactions, including the Merger; and

(d) to vote against, or cause to be voted against, or withhold consent, or cause consent to be withheld, with respect to, as applicable, (i) any Cascadia Acquisition Proposal, (ii) any proposal, action or agreement that would: (1) impede, interfere, frustrate, prevent or nullify any provision of the Business Combination Agreement, this Sponsor Letter Agreement or the other Ancillary Documents or the Transactions, (2) reasonably be expected to result in a breach of any of the covenants, agreements or obligations of any Cascadia Party under the Business Combination Agreement or the Ancillary Documents, (3) result in any of the conditions set forth in Article 6 (Conditions to Consummation of the Transactions) of the Business Combination Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Support Party contained in this Sponsor Letter Agreement.

Notwithstanding anything to the contrary in this Sponsor Letter Agreement, if at any time following the date hereof and until the termination of the Business Combination Agreement, the Cascadia Board effects a Cascadia Change in Recommendation, then the obligations of the Support Parties to vote or consent in accordance with this Section 4 shall automatically be deemed to be modified such that, from and after the occurrence of such Cascadia Change in Recommendation, each Support Party shall vote or provide consent in respect of its Subject Securities in the same proportion to the votes cast or consent provided, as applicable, by the holders of Cascadia Class A Shares. No Support Party shall commit or agree to take any action inconsistent with the foregoing in such Support Party’s capacity as a shareholder of Cascadia.

5. Closing Date Deliverables. On the Closing Date, the Cascadia Sponsor shall deliver to Cascadia and the Company a duly executed copy of the Registration Rights Agreement and the Lock-Up Agreement.

6. Representations and Warranties of Support Parties. Each Support Party, severally and not jointly, represents and warrants, as of the date hereof to Cascadia and the Company, in each case, only with respect to itself, as follows:

(a) If the Support Party is an individual, such Person has all requisite power and authority and has taken all action necessary in order to execute and deliver this Sponsor Letter Agreement, to perform such Person’s obligations hereunder and to consummate the transactions contemplated hereby. If the Support Party is not an individual: (i) such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which such Person is incorporated, formed, organized or constituted; and (ii) the execution, delivery and performance of this Sponsor Letter Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company, partnership or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, partnership or similar organizational actions on the part of such Person.

(b) This Sponsor Letter Agreement has been duly executed and delivered by such Support Party. Assuming the due authorization, execution and delivery by the other parties to this Sponsor Letter Agreement, this Sponsor Letter Agreement constitutes a legally valid and binding obligation of such Support Party. Except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, this Sponsor Letter Agreement is enforceable against such Support Party in accordance with its terms. If this Sponsor Letter Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Letter Agreement has full power and authority to enter into this Sponsor Letter Agreement on behalf of such Support Party.

3

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of such Support Party with respect to such Support Party’s execution, delivery or performance of its covenants, agreements or obligations under this Sponsor Letter Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Sponsor Letter Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of such Support Party to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Sponsor Letter Agreement by such Support Party, the performance by such Support Party of any of its covenants, agreements or obligations under this Sponsor Letter Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Sponsor Letter Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) if such Support Party is not an individual, result in any breach of any provision of such Support Party’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such Support Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such Support Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Cascadia Equity Securities, except, in the case of any of clauses (ii) through (iv) above, as would not adversely affect the ability of such Support Party to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) Such Support Party is the record and/or beneficial owner, as applicable, of the Subject Cascadia Equity Securities set forth opposite such Person’s name on Schedule I hereto and has valid, good and marketable title to the Subject Cascadia Equity Securities, free and clear of all Liens (other than transfer restrictions under applicable Securities Laws, under the governing documents of Cascadia or under that certain letter agreement, dated as of August 25, 2021, by and among Cascadia, the Support Parties and certain other Persons party thereto). Except for the Subject Cascadia Equity Securities set forth on Schedule I hereto, together with any New Securities such Support Party acquires record or beneficial ownership of after the date hereof, such Support Party does not own, beneficially or of record, any Equity Securities of Cascadia or have the right to acquire any Equity Securities of Cascadia. Such Support Party has the sole right to vote (and provide consent in respect of, as applicable) the Subject Cascadia Equity Securities and, except for this Sponsor Letter Agreement, the Insider Letter, the Business Combination Agreement, the governing documents of Cascadia, or any proxy given for purposes of voting in favor of the Transaction Proposals, such Support Party is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Support Party to transfer any of the Subject Cascadia Equity Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or transfer of any of the Subject Cascadia Equity Securities in a manner inconsistent with the requirements of this Sponsor Letter Agreement.

(f) There is no Proceeding pending or, to such Support Party’s knowledge, threatened in writing against or involving such Support Party or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of such Support Party to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Sponsor Letter Agreement in any material respect.

4

(g) As of the date hereof, except as set forth on Section 4.4 (Brokers) of the Cascadia Disclosure Schedules, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Support Party for which Cascadia or any of such Person’s Affiliates may become liable.

(h) Such Support Party understands and acknowledges that each of Cascadia and the Company is entering into the Business Combination Agreement in reliance upon such Support Party’s execution and delivery of this Sponsor Letter Agreement.

7. Termination. This Sponsor Letter Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Effective Time, (b) the BCA Termination, (c) the liquidation of Cascadia and (d) the written agreement of Cascadia, the Support Parties and the Company. Upon such termination of this Sponsor Letter Agreement, all obligations of the parties under this Sponsor Letter Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Letter Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Letter Agreement prior to such termination. Sections 7 through 9, 16 through 18, 20 through 22 of this Sponsor Letter Agreement shall survive the termination of this Sponsor Letter Agreement.

8. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein and except for claims based on or for fraud, each Party agrees that (a) this Sponsor Letter Agreement may only be enforced against, and any action for breach of this Sponsor Letter Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Sponsor Letter Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Representatives of any Party (other than the Persons named as parties hereto), and (b) none of the Representatives of any Party (other than the Persons named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Sponsor Letter Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Sponsor Letter Agreement, except, in each case, as provided herein. Notwithstanding anything to the contrary in this Sponsor Letter Agreement, in no event shall Cascadia have any obligations or Liabilities related to or arising out of the covenants, agreements, obligations, representations or warrants of the Support Parties under this Sponsor Letter Agreement (including related to or arising out of any breach of any such covenant, agreement, obligation, representation or warranty by any Support Party).

9. Fiduciary Duties. Notwithstanding anything in this Sponsor Letter Agreement to the contrary, (a) no Support Party makes any agreement or understanding herein in any capacity other than in such Support Party’s capacity as a record holder and/or beneficial owner of the Subject Cascadia Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction by any Support Party or any representative of such Support Party serving as a member of the board of directors (or other similar governing body) of any Cascadia Party or as an officer, employee or fiduciary of any Cascadia Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Cascadia Party.

5

10. Amendments and Waivers; Assignment. Any provision of this Sponsor Letter Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by each Party hereto. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Sponsor Letter Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Party without the other Party’s prior written consent (to be withheld or given in its sole discretion). Any attempted assignment of this Sponsor Letter Agreement not in accordance with the terms of this Section 10 shall be null and void, ab initio.

11. No Ownership Interest. Nothing contained in this Sponsor Letter Agreement will be deemed to vest in the Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Cascadia Equity Securities. All rights, ownership and economic benefits of and relating to the Subject Cascadia Equity Securities shall remain vested in and belong to such Support Party, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Cascadia or exercise any power or authority to direct such Support Party in the voting of any of the Subject Cascadia Equity Securities, except as otherwise expressly provided herein with respect to the Subject Cascadia Equity Securities. Except as otherwise expressly provided in Section 4, no Support Party shall be restricted from voting in favor of, against or abstaining with respect to or giving (or withholding) its written consent to any other matters presented to the shareholders of Cascadia.

12. No Challenges. Each Support Party agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cascadia, the Company or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Sponsor Letter Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Sponsor Letter Agreement, the Business Combination Agreement or any of the other Ancillary Documents or the consummation of the Transactions. Notwithstanding anything to the contrary in this Sponsor Letter Agreement, nothing herein shall limit or restrict the ability of the Support Parties to enforce their rights under this Sponsor Letter Agreement, the Business Combination Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Sponsor Letter Agreement, the Business Combination Agreement or such other Ancillary Document by any other party to this Sponsor Letter Agreement, the Business Combination Agreement or such other Ancillary Document, including by commencing any action in connection with this Sponsor Letter Agreement, the Business Combination Agreement or any other Ancillary Document.

13. Further Assurances. Each Support Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Sponsor Letter Agreement on the terms and subject to the conditions set forth in this Sponsor Letter Agreement and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement and the other Ancillary Documents.

14. No Inconsistent Agreement. Each Support Party represents and covenants that such Support Party has not, in such Person’s capacity as a shareholder of Cascadia, entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Support Party’s obligations under this Sponsor Letter Agreement.

15. Waiver of Anti-Dilution Provision. Subject to and conditioned upon the consummation of the Transactions, each Support Party waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by Law and that certain Amended and Restated Certificate of Incorporation of Cascadia, as amended, all anti-dilution rights that would otherwise result in Cascadia Class B Shares held

6

by such Support Party converting into Cascadia Class A Shares on a greater than one-for-one basis in connection with the Transactions. The waiver specified in this Section 16 shall be applicable only in connection with the Transactions and only to the Subject Cascadia Equity Securities and any Cascadia Shares or equity-linked securities relating to Cascadia Shares issued in connection with the Transactions. If the Business Combination Agreement shall be terminated for any reason, the foregoing waiver shall be of no further force and effect.

16. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or receipt of a similar message that such e-mail was not deliverable or not received by such intended recipient)), or (iii) by nationally recognized overnight delivery service to the other Parties as follows:

If to Cascadia, to:

Cascadia Acquisition Corp.

Jamie Boyd

Chief Executive Officer

1000 2nd Ave., Suite 1200

Seattle, Washington 98104

Email: jboyd@cascadiaacquisitioncorp.com

with a copy to:

Perkins Coie LLP

1120 N.W. Couch Street Tenth Floor

Portland, Oregon 97209

Attention: Gina Eiben

Email: GEiben@perkinscoie.com

If to any Support Party, to the address set forth below such Person’s name on Schedule I hereto;

If to the Company, to:

RealWear, Inc.

600 Hatheway Road Suite 105

Vancouver, WA 98661

Attn: Ken Lustig

Email: ken@realwear.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn: Ryan J. Maierson; Nick S. Dhesi

Email: ryan.maierson@lw.com; nick.dhesi@lw.com

or to such other address as the Party to whom notice is given may have furnished following the date of this Sponsor Letter Agreement and prior to such notice to the others in writing in the manner set forth above.

7

17. No Third Party Beneficiaries. This Sponsor Letter Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns (which shall, for the avoidance of doubt, include any successor to Cascadia, which successor shall be bound by all obligations and entitled to enforce all rights of Cascadia under this Sponsor Letter Agreement) and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Sponsor Letter Agreement. Nothing in this Sponsor Letter Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

18. Liability. The liability of any Support Party under this Sponsor Letter Agreement is several and not joint. Notwithstanding any other provision of this Sponsor Letter Agreement, in no event will any Support Party be liable for any other Support Party’s breach of such other Support Party’s obligations under this Sponsor Letter Agreement.

19. Disclosure. Each Support Party authorizes Cascadia and the Company to publish and disclose in any announcement or disclosure relating to the Transactions, including any such announcement or disclosure required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Entities), such Support Party’s identity and ownership of the Subject Cascadia Equity Securities, the nature of such Support Party’s obligations under this Sponsor Letter Agreement and a copy of this Sponsor Letter Agreement, if reasonably deemed appropriate by Cascadia and the Company. Each Support Party will promptly provide any information reasonably requested in writing by Cascadia or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including, for the avoidance of doubt, any filings by such Persons with the SEC).

20. Acknowledgements. The Parties each acknowledge that (a) Perkins Coie LLP, counsel for Cascadia and the Cascadia Sponsor, is representing Cascadia and the Cascadia Sponsor in connection with this Sponsor Letter Agreement, the Business Combination Agreement, the Ancillary Documents and the Transactions, (b) Latham & Watkins LLP, counsel for the Company, is representing the Company in connection with this Sponsor Letter Agreement, the Business Combination Agreement, the Ancillary Documents and the Transactions, and (b) neither Perkins Coie LLP nor Latham & Watkins LLP is representing the Support Parties (other than Cascadia Sponsor) in connection with this Sponsor Letter Agreement, the Business Combination Agreement, the Ancillary Documents or the Transactions.

21. Miscellaneous. Sections 8.1, 8.5, 8.7, 8.10, 8.11 and 8.15–8.17 of the Business Combination Agreement shall apply to this Sponsor Letter Agreement, mutatis mutandis.

22. Entire Agreement. This Sponsor Letter Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Sponsor Letter Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Sponsor Letter Agreement, except as otherwise expressly provided in this Sponsor Letter Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

8

IN WITNESS WHEREOF, the Parties have each caused this Sponsor Letter Agreement to be duly executed as of the date first written above.

CASCADIA:

CASCADIA ACQUISITION CORP.

By:	/s/ Jamie Boyd
Name: Jamie Boyd
Title: Chief Executive Officer

SUPPORT PARTIES:

CASCADIA ACQUISITION SPONSOR LLC

By:	/s/ Jamie Boyd
Name: Jamie Boyd
Title: Manager

By:	/s/ Michael Butler
Name: Michael Butler
Title: Manager

/s/ Edgar Lee
Edgar Lee

/s/ Scott Prince
Scott Prince

/s/ Arun Venkatadri
Arun Venkatadri

COMPANY:

REALWEAR, INC.

By:	/s/ Andrew Chrostowski
Name: Andrew Chrostowski
Title: Chief Executive Officer

Exhibit 10.2

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is dated as of February 5, 2023, by and between Cascadia Acquisition Corp., a Delaware corporation (“Cascadia”), and the Persons set forth on Schedule A (each, a “Shareholder” and, collectively, the “Shareholders”). Each of Cascadia and the Shareholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Cascadia, CAC MergerSub, Inc., a Washington corporation (“Merger Sub”), and RealWear, Inc., a Washington corporation (the “Company”) entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of Cascadia, and each Company Share (including the Subject Company Securities (as defined below)) will be converted into the right to receive a portion of the Exchange Share Consideration, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Shareholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the number and class or series (as applicable) of issued and outstanding Equity Securities of the Company set forth on Schedule A hereto (the “Owned Securities”, and together with any other Equity Securities of the Company that such Shareholder acquires record and beneficial ownership after the date hereof and prior to the Closing Date, collectively, the “Subject Company Securities”); and

WHEREAS, in consideration for the benefits to be received by each Shareholder under the terms of the Business Combination Agreement and as a material inducement to Cascadia and Merger Sub agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Shareholder desires to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Company Shareholder Consent and Related Matters.

(a) As promptly as reasonably practicable and in any event within two (2) Business Days following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act, each Shareholder, in such Shareholder’s capacity as a stockholder of the Company, shall duly execute and deliver to the Company and Cascadia the Company Shareholder Written Consent under which such Shareholder shall irrevocably and unconditionally consent, as applicable, with respect to the Subject Company Securities to: (i) the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); (ii) exercise all of such Shareholder’s Company Warrants in full on a cashless basis or terminate such Company Warrants without exercise, as applicable, in accordance with their respective terms; and (iii) the approval of the conversion of each outstanding Company Preferred Share as of immediately prior to the Effective Time into one Company

Common Share as of immediately prior to the Effective Time. Without limiting the generality of the foregoing, (i) prior to the Closing, each Shareholder shall vote (or cause to be voted) the Subject Company Securities in favor of and/or consent to any such other matters, actions or proposals necessary or reasonably requested by the Company or Cascadia for consummation of the Merger or the other transactions contemplated by the Business Combination Agreement and (ii) prior to the Closing, each Shareholder shall vote (or cause to be voted) against, and withhold consent with respect to, (A) any Company Acquisition Proposal or any proposal or offer that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal, (B) any other matter, action or proposal that would reasonably be expected to result in a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (C) any of the conditions to the Closing set forth in Sections 6.2(a) and 6.2(b) of the Business Combination Agreement not being satisfied; provided, that nothing in this Agreement shall preclude a Shareholder from exercising full power and authority to vote the Subject Company Securities in such Shareholder’s sole discretion for or against, and the proxy granted pursuant to this Agreement shall not cover, any proposal submitted to a vote of the stockholders of the Company (1) that decreases the amount or changes the form of the consideration payable to such Shareholder or (2) that imposes any material restrictions or additional conditions on the consummation of the Merger or the payment of the portion of the Exchange Share Consideration to such Shareholder, in the case of either clause (1) or (2), not contemplated by the Business Combination Agreement or the Ancillary Documents.

(b) Without limiting any other rights or remedies of Cascadia, each Shareholder hereby irrevocably appoints Cascadia or any officer of Cascadia designated by Cascadia as such Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of such Shareholder, (i) to attend on behalf of such Shareholder any meeting of the Company Shareholders with respect to the matters described in Section 1(a), (ii) to include the Subject Company Securities in any computation for purposes of establishing a quorum at any such meeting of the Company Shareholders and (iii) to vote (or cause to be voted), or deliver a written consent (or withhold consent) with respect to, the Subject Company Securities on the matters specified in, and in accordance and consistent with, Section 1(a) in connection with any meeting of the Company Shareholders or any action by written consent by the Company Shareholders (including the Company Shareholder Written Consent), in each case, in the event that such Shareholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c) The proxy granted by each Shareholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Cascadia entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by such Shareholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Shareholder and shall revoke any and all prior proxies granted by such Shareholder with respect to the Subject Company Securities, other than that certain proxy in Section 4.2 of the Second Amended and Restated Voting Agreement, dated as of February 11, 2022, by and among the Company and certain shareholders party thereto. The vote or consent of the proxyholder in accordance with Section 1(a) and with respect to the matters described in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Securities and a vote or consent by such Shareholder of the Subject Company Securities (or any other Person with the power to vote or provide consent with respect to the Subject Company Securities) with respect to the matters described in Section 1(a).

2. Other Covenants and Agreements.

(a) Each Shareholder agrees that such Shareholder shall be bound by and subject to (A) Section 5.3 (Confidentiality), Section 5.5 (Public Announcements), Section 5.7 (Company Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Shareholder is directly party thereto.

(b) Each Shareholder acknowledges and agrees that Cascadia and Merger Sub are entering into the Business Combination Agreement in reliance upon such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Cascadia and the other Cascadia Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents.

3. Shareholder Representations and Warranties. Each Shareholder represents and warrants to Cascadia as follows:

(a) If such Shareholder is an entity, such Shareholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) Such Shareholder has, if such Shareholder is an entity, the requisite corporate, limited liability company or other similar power and authority, and if such Shareholder is a person, the capacity, right and authority, to execute and deliver this Agreement, to perform such Shareholder’s covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. If such Shareholder is an entity, the execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of such Shareholder. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid, legal and binding agreement of such Shareholder (assuming that this Agreement is duly authorized, executed and delivered by Cascadia), enforceable against such Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of such Shareholder with respect to such Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of such Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by such Shareholder, the performance by such Shareholder of any of such Shareholder’s covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) to the extent Shareholder is in an entity, result in any breach of any provision of such

Shareholder’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such Shareholder or any of such Shareholder’s properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Securities, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of such Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(e) Such Shareholder is the record and beneficial owner of the Owned Securities and has valid, good and marketable title to the Owned Securities, free and clear of all Liens (other than transfer restrictions under applicable Securities Laws, the governing documents of the Company or under the Second Amended and Restated Investors’ Rights Agreement, dated as of February 11, 2022, by and among the Company and certain shareholders party thereto). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company that such Shareholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to or acquired in accordance with Section 5.1(b)(vi) of the Business Combination Agreement, such Shareholder does not own, beneficially or of record, any Equity Securities of any Group Company or have the right to acquire any Equity Securities of any Group Company. Such Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Owned Securities and, except for this Agreement and the Business Combination Agreement, such Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer any of the Subject Company Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Securities that would adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of such Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(f) There is no Proceeding pending or, to such Shareholder’s knowledge, threatened in writing against or involving such Shareholder or any of such Shareholder’s Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) Such Shareholder, on such Shareholder’s own behalf and on behalf of such Shareholder’s Representatives, acknowledges, represents, warrants and agrees that (i) such Shareholder has conducted such Shareholder’s own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Cascadia Parties and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which such Shareholder is or will be a party and (ii) such Shareholder has been furnished with or given access to such documents and information about the Cascadia Parties, their respective businesses and operations, and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which such Shareholder is or will be a party as such Shareholder and such Shareholder’s Representatives have deemed necessary to enable such Shareholder to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which such Shareholder is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Documents to which such Shareholder is or will be a party, such Shareholder has relied solely on such Shareholder’s own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which such Shareholder is or will be a party and no other representations or warranties of any Cascadia Party (including, for the avoidance of doubt, none of the representations or warranties of any Cascadia Party set forth in the Business Combination Agreement or any other Ancillary Document) or any other Person, either express or implied, and such Shareholder, on such Shareholder’s own behalf and on behalf of such Shareholder’s Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Ancillary Documents to which such Shareholder is or will be a party, none of the Cascadia Parties or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

4. Transfer of Subject Company Securities. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of Cascadia (such consent to be given or withheld in its sole discretion), from and after the date hereof, each Shareholder agrees not to (a) directly or indirectly, sell, transfer, assign, pledge, mortgage, exchange, hypothecate, grant a security interest or encumbrance in or dispose of an interest in (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise) any of the Subject Company Securities, (b) enter into (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer the Subject Company Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Securities, (c) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (a) or (b) or (d) publicly announce any intention to effect any of the actions set forth in clauses (a) or (b) (each, a “Transfer”); provided, however, that the foregoing shall not apply to any Transfer (A) to any Affiliates of such Shareholder; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (F) in the case of an entity, by virtue of such Shareholder’s organizational documents upon liquidation or dissolution of such Shareholder; (G) by virtue of the Company’s organizational documents upon liquidation or dissolution of the Company; (H) to the Company for no value for cancellation in connection with the consummation of the Transactions; or (I) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (A) through (H); provided, that each Shareholder shall, and shall cause any transferee of any Transfer of the type set forth in clauses (A) through (F) or (I), to enter into a written agreement in form and substance reasonably satisfactory to Cascadia, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of such Shareholder hereunder and the making of all the representations and warranties of such Shareholder set forth in Section 3 with respect to such transferee and such Shareholder’s Subject Company Securities received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer.

5. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Effective Time, (b) the termination of the Business Combination Agreement prior to the Closing in accordance with its terms and (c) the written agreement of Cascadia and the Shareholders. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any Shareholder from liability arising in respect of any breach of this Agreement prior to such termination. Section 2, and Sections 5 to 12 of this Agreement shall survive the termination of this Agreement.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Company Securities, and not in such Shareholder’s capacity as a director, officer or employee of any Group Company or in such Shareholder’s capacity as a trustee or fiduciary of any Company Equity Plan, as applicable and (b) nothing herein will be construed to limit or affect any action or inaction by such Shareholder or any representative of such Shareholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein and except for claims based on or for fraud, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Affiliated Party (other than any Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Cascadia Affiliated Party, and (b) none of the Company, any Company Affiliated Party (other than any Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Cascadia Affiliated Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement, except, in each case, as provided herein.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or (iii) by nationally recognized overnight delivery service to the other Parties as follows:

If to Cascadia, to:

Cascadia Acquisition Corp.

Jamie Boyd

Chief Executive Officer

1000 2nd Ave., Suite 1200

Seattle, Washington 98104

Email: jboyd@cascadiaacquisitioncorp.com

with a copy to:

Perkins Coie LLP

1120 N.W. Couch Street Tenth Floor

Portland, Oregon 97209

Attention: Gina Eiben

Email: GEiben@perkinscoie.com

If to any Shareholder, to the address set forth below such Person’s name on Schedule I hereto;

or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.

9. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholders and Cascadia. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Party without Cascadia’s prior written consent (in the case of the Shareholders) and the Shareholders’ written consent (in the case of Cascadia) (in each case, to be withheld or given in its sole discretion). Any attempted assignment of this Agreement not in accordance with the terms of this Section 10 shall be void.

11. No Challenges. Each Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Cascadia, the Company or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or any of the other Ancillary Documents or the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, nothing herein shall limit or restrict the ability of the Shareholders to enforce their rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party to this Agreement or such other Ancillary Document, including by commencing any action in connection with this Agreement or any other Ancillary Document.

12. Further Assurances. Each Shareholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement and the other Ancillary Documents.

13. No Inconsistent Agreement. Each Shareholder represents and covenants that such Shareholder has not, in such Person’s capacity as a shareholder of the Company, entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Shareholder’s obligations under this Agreement.

14. Fees and Expenses. Without limiting Cascadia’s rights under the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

15. Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

16. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Cascadia any direct or indirect ownership or incidents of ownership of or with respect to the Subject Company Securities. All rights, ownership and economic benefits of and relating to the Subject Company Securities shall remain vested in and belong to the Shareholders, and Cascadia shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Shareholders in the voting of any of the Subject Company Securities, except as otherwise provided herein with respect to the Subject Company Securities. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Shareholders to exercise an option to purchase any Company Shares.

17. Liability. The liability of any Shareholder under this Agreement is several and not joint. Notwithstanding any other provision of this Agreement, in no event will any Shareholder be liable for any other Shareholder’s breach of such other Shareholder’s obligations under this Agreement.

18. Disclosure. Each Shareholder authorizes Cascadia to publish and disclose in any announcement or disclosure relating to the Transactions, including any such announcement or disclosure required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Entities), such Shareholder’s identity and ownership of the Subject Company Securities, the nature of such Shareholder’s obligations under this Agreement and a copy of this Agreement, if reasonably deemed appropriate by Cascadia. Each Shareholder will promptly provide any information reasonably requested in writing by Cascadia for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including, for the avoidance of doubt, any filings by Cascadia with the SEC).

19. Acknowledgements. The Parties each acknowledge that (a) Perkins Coie LLP, counsel for Cascadia, is representing Cascadia in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents and the Transactions and (b) Perkins Coie LLP is not representing the Shareholders in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents or the Transactions. Each Shareholder acknowledges that such Shareholder has had the opportunity to consult with such Shareholder’s own counsel.

20. Miscellaneous. Sections 8.1, 8.5, 8.7, 8.10, 8.11, and 8.15–8.17 of the Business Combination Agreement shall apply to this Agreement, mutatis mutandis.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

CASCADIA ACQUISITION CORP.

By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

Exhibit 10.3

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”), dated as of February 5, 2023, is among Cascadia Acquisition Corp., a Delaware corporation (the “Company”), and the other parties hereto identified as a “Holder” on the signature pages and Schedule A hereto (each, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, the Company, CAC MergerSub, Inc., a Washington corporation (“Merger Sub”), and RealWear, Inc., a Washington corporation (“RealWear”), are parties to the Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), by and among the Company, Merger Sub and RealWear, pursuant to which, among other things, on the Closing Date, Merger Sub will merge with and into RealWear, with RealWear surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, the Company, Cascadia Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and each of the Insiders (as defined in the Prior Agreement (as defined herein), and, together with the Sponsor, the “Original Holders”) are parties to that certain Letter Agreement, dated as of August 25, 2021 (the “Prior Agreement”);

WHEREAS, the Company, the Sponsor, and each of the investors identified on Schedule B hereto (each, an “Anchor Investor”) are party to certain investment agreements, dated as of August 5, 2021 (the “Investment Agreements”); and

WHEREAS, in connection with the Merger and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings between the parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

“Agreement” has the meaning set forth in the Preamble.

“Anchor Investor” has the meaning set forth in the Recitals.

“Board” means the Board of Directors of the Company.

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a Person or group of affiliated Persons of the Company’s voting securities if, after such transfer, such Person or group of affiliated Persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the Board or to direct the operations of the Company.

“Closing Date” has the meaning set forth in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Company” has the meaning set forth in the Preamble.

“Covered Shares” means, with respect to any Holder, the shares of Common Stock beneficially owned or owned of record by such Holder.

“Effective Time” shall have the meaning set forth in the Business Combination Agreement.

“Family” shall, with respect a Person, mean such Person’s current or former spouse or domestic partner, siblings, parents, spouse’s or domestic partner’s or former spouse’s or domestic partner’s parents or siblings, or any lineal descendants (whether natural or adopted) of such Person or any of the foregoing.

“Holders” has the meaning set forth in the Preamble.

“Investment Agreements” has the meaning set forth in the Recitals.

“Lock-up Period” has the meaning set forth in Section 2.1.1.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Original Holders” has the meaning set forth in the Recitals.

“Permitted Transferees” has the meaning set forth in Section 2.2.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Prior Agreement” has the meaning set forth in the Recitals.

“RealWear” has the meaning set forth in the Recitals.

“Sponsor” has the meaning set forth in the Recitals.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a Person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a Person.

2

ARTICLE II

LOCK-UP

Section 2.1 Lock-Up.

2.1.1 Except as permitted by Section 2.2, each Holder shall not Transfer any of such Holder’s Covered Shares until the date that is 180 days from the Closing Date (the “Lock-up Period”). Each certificate or book-entry evidencing any Covered Shares may include any legend that the Company deems appropriate to reflect the restrictions on Transfer set forth in this Agreement, in addition to any other applicable legends.

2.1.2 During the Lock-up Period, any purported Transfer by a Holder of such Holder’s Covered Shares not in accordance with this Agreement shall be null and void, and the Company shall refuse to recognize any such Transfer for any purpose. In order to enforce this Section 2.1, the Company may impose stop-transfer instructions with respect to the Covered Shares of such Holder (and the Permitted Transferees and assigns thereof) until the end of the Lock-up Period and any extensions applicable at the time, except for Transfers in compliance with the exceptions in Section 2.2.

2.1.3 Each Holder acknowledges and agrees that, notwithstanding anything to the contrary contained in this Agreement, such Holder’s Covered Shares shall remain subject to any restrictions on Transfer under applicable securities laws of any governmental entity, including all applicable holding periods under the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time and other rules of the Commission.

Section 2.2 Exceptions. The provisions of Section 2.1 shall not apply to:

2.2.1 Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift or charitable contribution;

2.2.2 Transfers of shares of Common Stock by a Holder to a trust, or other entity formed for estate planning purposes for the primary benefit of a member of such Holder’s Family;

2.2.3 Transfers by will or intestate succession upon the death of such Holder;

2.2.4 the Transfer of shares of Common Stock pursuant to a qualified domestic order, court order or in connection with a divorce settlement;

2.2.5 if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with such Holder, (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of such Holder, including, for the avoidance of doubt, if such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership and (iii) Transfers by virtue of the laws of the entity’s jurisdiction of formation or the entity’s organizational documents upon dissolution of the entity;

2.2.6 if Holder is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

2.2.7 Transfers to the Company’s officers, directors or their affiliates;

2.2.8 Transfers to a nominee or custodian of a Person to whom a Transfer would be permissible under Sections 2.2.1 through 2.2.7;

2.2.9 Transfers in connection with any legal, regulatory or other order other than as set forth in Section 2.2.4;

3

2.2.10 the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards relating to shares of Common Stock and any related Transfer of shares of Common Stock in connection with such exercise or vesting: (a) deemed to occur upon the “cashless” or “net” exercise of such options or warrants; or (b) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock. All shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period and shall bear any legend that the Company deems appropriate to reflect the restrictions on Transfer set forth in this Agreement, in addition to any other applicable legends;

2.2.11 the entry by the Holder, at any time after the consummation of the Merger, into any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, so long as such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

2.2.12 Transfers to satisfy any U.S. federal, state or local income tax obligations of a Holder (or its direct or indirect owners) arising from such Holder’s ownership of the Covered Shares, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Covered Shares or otherwise resulting from the Merger;

2.2.13 Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all Company securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

2.2.14 Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement;

provided, however, that in the case of any Transfer pursuant to Sections 2.2.1 through 2.2.8, each pledgee or transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement (such transferees, “Permitted Transferees”).

Section 2.3 Release of Lock-up Restrictions. Notwithstanding the other provisions set forth herein, the Board may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in Section 2.1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall not make such restrictions more restrictive or apply for a longer period of time.

Section 2.4 Other Lock-up Restrictions.

2.4.1 Each of (a) the Company and (b) if such Holder is an Original Holder, each Holder hereby acknowledges and agrees that this Article II supersedes Section 7 of the Prior Agreement in all respects, and, upon effectiveness of this Agreement, the Prior Agreement shall be deemed amended to remove Section 7 of the Prior Agreement.

2.4.2 Effective at the Closing and upon receipt of written consents of such Anchor Investors to modify their respective Investment Agreements, Section 5(a) of each Investment Agreement is hereby waived, and superseded for each Anchor Investor by this Article II (and prior to the Closing, Section 5(a) of each Investment Agreement shall remain operative).

4

ARTICLE III

TERMINATION

Section 3.1 Termination. This Agreement shall terminate upon the earliest to occur of: (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) the date on which neither the Holders nor any of their Permitted Transferees are subject to the restrictions contained in Section 2.1, (iii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the date hereof that results in all of the public stockholders of the Company having the right to exchange their shares of Common Stock for cash, securities or other property; and (iv) the liquidation of the Company.

Section 3.2 Effect of Business Combination Agreement Termination. This Agreement shall only become effective at the Effective Time, and prior to such date this Agreement shall be of no force and effect. In the event of a termination of this Agreement as a result of the termination of the Business Combination Agreement, this Agreement shall become void.

ARTICLE IV

GENERAL PROVISIONS

Section 4.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given when delivered (i) by delivery in person, (ii) by e-mail, having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or receipt of a similar message that such e-mail was not deliverable or not received by such intended recipient), or (iii) by nationally recognized overnight delivery service to the other parties as follows (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 4.1):

If to the Company prior to the Closing Date, to it at:

Cascadia Acquisition Corp.

Jamie Boyd

Chief Executive Officer

1000 2nd Ave., Suite 1200

Seattle, Washington 98104

Email: jboyd@cascadiaacquisitioncorp.com

with a copy (which shall not constitute notice) to:

Perkins Coie LLP

1120 N.W. Couch Street Tenth Floor

Portland, Oregon 97209

Attention: Gina Eiben

Email: GEiben@perkinscoie.com

5

If to the Company after the Closing Date, to it at:

RealWear Holdings, Inc.

600 Hatheway Road Suite 105

Vancouver, WA 98661

Attn: Ken Lustig

Email: ken@realwear.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn: Ryan J. Maierson; Nick S. Dhesi

Email: ryan.maierson@lw.com; nick.dhesi@lw.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.

Section 4.2 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the subject matter hereof is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 4.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be assigned (whether by operation of law or otherwise) by any party without the prior express written consent of the Company.

Section 4.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 4.5 Governing Law. This Agreement, and any rights or claims arising from or relating to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 4.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.6.

6

Section 4.7 Submission to Jurisdiction. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware lacks or declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), for the purposes of any proceeding, claim, demand, action or cause of action arising under, for enforcement or breach of, or relating to this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of jurisdiction and venue of any such proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding claim, demand, action or cause of action against such party arising under, for enforcement or breach of, or relating to this Agreement or any of the transactions contemplated hereby, (a) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section 4.7 for any reason, (b) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the proceeding, claim, demand, action or cause of action in any such court is brought against such party in an inconvenient forum, (ii) the venue of such proceeding, claim, demand, action or cause of action against such party is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 4.1 shall be effective service of process for any such proceeding, claim, demand, action or cause of action.

Section 4.8 Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless business day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Sections or Schedules are to Sections and Schedules of this Agreement; and (k) all references to any law will be to such law as amended, supplemented or otherwise modified or re-enacted from time to time.

Section 4.9 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail, electronic signature or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

7

Section 4.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 4.11 Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) the Sponsor, and (iii) Holders holding at least a majority in interest of the then-outstanding number of shares held by all Holders (provided the Holders or their Permitted Transferees hold such shares at the time of such amendment).

Section 4.12 Extension; Waiver. At any time, (i) the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, (i) the Holders may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any waiver or extension of a term by a party shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term, or a waiver of any other term.

Section 4.13 Liability. The liability of any Holder under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Holder be liable for any other Holder’s breach of such other Holder’s obligations under this Agreement.

[Remainder of page intentionally left blank.]

8

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

By:
Name:
Title:

[Signature Page to Lock-up Agreement]

HOLDER:
Name:

Address for Notice:
Telephone Number:
Email Address:

[Signature Page to Lock-up Agreement]

SCHEDULE A

HOLDERS

[•]

SCHEDULE B

ANCHOR INVESTORS

[•]